

OPPORTUNITY AT HAND



ANNUAL REPORT TO STOCKHOLDERS 2010

Received SEC
MAY 10 2011
Washington, DC 20549





ABOUT THE COMPANY

Heritage Financial Group, Inc. is the holding company for HeritageBank of the South, a community-oriented bank serving primarily South Georgia and North Central Florida through 20 full-service branch locations and two mortgage production offices. For more information about the Company, visit HeritageBank of the South on the Web at www.eheritagebank.com, and see Investors.

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share amounts)	2010	2009
Financial position at December 31,		
Total assets	$ 755,436	$ 571,948
Loans receivable	418,997	334,138
Provision for loan losses	8,101	6,060
Total deposits	534,243	426,606
Total shareholders' equity	119,340	60,817
Book value per share*	14.52	7.14
Tangible book value per share*	14.17	6.96
Operations for the year ended December 31,		
Net interest income	$ 20,165	$ 14,607
Provision for loan losses	5,500	7,500
Net interest income after provision for loan losses	14,665	7,107
Non-interest income	12,484	7,788
Non-interest expense	26,050	18,271
Income before income taxes	1,099	(3,376)
Income tax benefit	307	1,724
Net income	$ 1,406	$ (1,652)
Basic and diluted earnings per share*	$ 0.17	$ (0.20)
Cash dividends per share*	$ 0.43	$ 0.38

* *Book value, earnings and cash dividends per share have been adjusted to reflect the completion of the Company's second-step offering in November 2010.*

LETTER TO STOCKHOLDERS

I am pleased to report on our company's accomplishments and growth during 2010. The past year was a remarkable period for HeritageBank of the South, one highlighted by our ongoing expansion to many attractive and strategically important growth markets. In taking these steps to increase our reach to new markets, we continued to take advantage of a strong capital position to move on emerging opportunities in an unsettled banking environment.

Through these efforts, combined with organic growth in our business, we increased our loan portfolio 25% to $419 million as of December 31, 2010. Likewise, we experienced significant growth in our deposit base, which increased 25% to $534 million at year-end 2010. With this increase in interest-earning assets, coupled with an improved net interest margin, our company rebounded to profitability in 2010, reporting net income of $1.4 million or $0.17 per diluted share for the year versus a net loss of $1.7 million or $0.20 per diluted share for 2009.

Another factor contributing to our improved earnings for 2010 was a $2.0 million reduction in the provision for loan losses, which reflected primarily a higher provision for 2009 due to increased charge-offs in the fourth quarter of that year. Nonperforming loans continue to be an issue for us in the wake of the economic downturn, rising 16% to $9.9 million at the end of 2010. However, we continue to make headway in reducing our exposure to acquisition, construction and development loans, and nonperforming loans relative to total loans actually fell to 2.37% at December 31, 2010, compared with 2.53% at December 31, 2009.

Successful Second-Step Offering

Clearly, a milestone event of the past year occurred with the successful completion of our second-step conversion and offering in November 2010. In these related transactions, we completed the conversion of Heritage MHC to full stock holding company that is now owned 100% by public stockholders, and Heritage Financial Group, Inc. became the successor company to Heritage Financial Group and the parent holding company for HeritageBank of the South. In the conversion and offering, we sold 6,591,756 shares of common

stock at $10.00 per share, for gross proceeds of approximately $65.9 million.

While our bank already was above the level required to be considered "well-capitalized" under regulatory standards by a significant margin, our capital at the end of 2010 was reinforced further by this capital raise. This strength is best demonstrated by our total risk-based capital ratio, which was 26.4% at December 31, 2010, significantly exceeding the required minimum of 10% to be considered a well-capitalized institution.

Continued Expansion

Continuing the momentum begun in December 2009 with the FDIC-assisted purchase of the Tattnall Bank, we have since completed a number of significant acquisitions that together have enabled us to deploy our capital prudently, more than double our branch network since year-end 2009, and serve a growing customer base. In May 2010, we completed the purchase of five Park Avenue Bank branches in Georgia, expanding our presence to Statesboro, Baxley, Hazlehurst, and Adel, and resulting in the transfer of approximately $52 million in loans and $98 million in deposits. Importantly, this purchase also helped us build our presence in Southeast Georgia and fill in our footprint between Albany and Ocala, building on the Lake City acquisition. Concurrent with this purchase, we named former Sea Island Bank executive Gary Johnson, a longtime resident of Statesboro with more than 25 years of banking experience, as our Regional President for Southeast Georgia.

In June, we opened our first office in Valdosta, Georgia, marking our entry into another new market and continuing our efforts to expand our footprint between South Georgia and North Central Florida. We have long considered Valdosta to be an attractive market, but we never encountered compelling conditions to seize the opportunity. This changed last year.

Our decision to move ahead with expansion to Valdosta was cemented by the Bank's ability to attract David Durland, formerly CEO of First State Bank in Valdosta, to our company as Regional President for Valdosta. In this role, David provides solid leadership skills and experience as well as strong local connections, all built on a banking career spanning more than 29 years. In our view, David and the core team of experienced lenders he brought to the Bank gave us a strong nucleus for growth in Valdosta, and we have not been disappointed.

In February 2011, we completed our second FDIC-assisted whole bank purchase and assumption in little more than a year, acquiring Citizens Bank of Effingham and its four branches in Georgia – Springfield, Rincon, Guyton and Port Wentworth – with total assets of approximately $214 million. This acquisition moves us eastward into one of the fastest growing regions of Georgia that neighbors Savannah and builds on the presence we have developed in the Statesboro area. We now operate 20 branch locations in South Georgia and North Central Florida.

As a result of this acquisition, we assumed approximately $206 million in deposits and acquired $145 million in loans. As part of our agreement with the FDIC to purchase Citizens, we entered into a loss-share agreement providing for the FDIC to reimburse us for 80% of the losses on Citizens' covered loans and other real estate owned.

At the same time we have expanded by acquisition and purchase, we also have continued to expand the services we offer. Most notably, subsequent to year's end, we opened new mortgage production offices in Valdosta and McDonough, Georgia, concurrent with the hiring of a team of experienced mortgage lenders in those markets, which leveraged our mortgage production and created a true secondary market mortgage program with in-house underwriting. Derek Watkins joined HeritageBank of the South as the Senior Vice President of Mortgage Lending and now oversees mortgage operations for our bank. From this base, we have continued to expand our mortgage lending operations, adding new offices in the Georgia cities of Warner Robbins, LaGrange and Gainesville and increasing our staff with the addition of six originators to fill those offices and serve portions of our branch footprint. In just a short period of time, we have increased our staff in this attractive area to include 15 mortgage originators, up from just four when Derek joined us in January, and we expect ongoing expansion to additional markets by year's end.

All of these management additions underscore our solid reputation in the industry. Increasingly, I believe we are seen as an employer of choice, able to attract talented and experienced bankers with strong local ties to our new markets to lead our expansion efforts.

Strengthening Our Team

In step with our expansion and to provide a solid foundation for our growth plan, we have continued to



strengthen our team to enhance our organizational structure and support our growth. In February 2011, in a series of top-management promotions, we named David Durland as our Chief Banking Officer. Replacing him as Valdosta Regional President is Ed Hutchinson, one of the senior lenders on David's team when we entered that market. We also expanded the role of Carol Slappey, President of the Albany Market, to include additional responsibilities as Chief Retail Administration Officer. Heath Fountain, formerly Senior Vice President and Chief Financial Officer, was promoted to Executive Vice President and Chief Financial Officer and assumed broader duties as Chief Administrative Officer. Also, we were pleased to welcome Bobby Krimmel as Senior Vice President and Chief Accounting Officer. All of the foregoing changes place strong leadership at key points within our team to enhance our ability to execute our strategies, support our growth, and capitalize on opportunities in the shifting banking landscape.

Final Thoughts

During the past year, we have continued to capitalize on opportunity at hand. Since December 2009, we have significantly expanded our footprint, more than doubled our banking locations, and have firmly positioned HeritageBank of the South to serve a growing customer base. Clearly, our solid capital base has positioned us favorably for these efforts. Now, strengthened further by the completion of our second-step offering, we remain alert for new growth opportunities in a changing industry. Moreover, we are well positioned to follow the four core principles that guide our planning and shape our vision for HeritageBank of the South: operate on sound banking practices, support the communities we serve, impart solid financial advice to our customers, and provide a level of service that exceeds expectations. With these principles in mind, we look forward to building our presence across our markets with unmatched service, extraordinary bankers, and uncommon financial strength.

Sincerely,

O. Leonard Dorminey
President and Chief Executive Officer

SOUTHWEST GEORGIA HUB

12 BRANCHES ACQUIRED SINCE DECEMBER 2009

DE NOVO EXPANSION TO VALDOSTA

Since ramping up our expansion activities in late 2009, we have strived to deploy our strong capital position, seizing prudent opportunities to fill in and extend our branch network. In less than two year's time, we have expanded from eight branches to 20 – building a network anchored by our Albany locations in Southwest Georgia and expanding eastward to Savannah and southward to Ocala, Florida. Considering the increased footprint density this expansion has provided and the new talent drawn to our organization, we believe the rationale behind this growth is compelling.

In assessing possible pathways for expansion, we have long viewed the Statesboro and Valdosta regions to be attractive and strategically significant. However, the question always has been: How to capitalize on those opportunities in ways that maximize our potential for success and follow-on growth, while limiting risk? Beginning with a whole-bank purchase in December 2009, which gave us an initial presence in the eastern part of the state near Statesboro, emerging opportunities have allowed us to pursue the possibilities of these and other new markets more fully. In a 2010 transaction involving the purchase of five branches, we added two locations in Statesboro, two others near Statesboro, as well as one location near Valdosta.

Later, in the summer of 2010, concurrent with the hiring of a team of highly experienced bankers in Valdosta, we accomplished a de novo entry into that market with the opening of our first branch there. And in February 2011, we took another step to extend our footprint, completing our second whole-bank purchase. This one, which included four branches, expanded our presence eastward, establishing the HeritageBank of the South brand in the region between Statesboro and the Savannah markets.

These acquisitions immediately added strong core deposits and loans to our balance sheet, accounting for a portion of the year's growth. Importantly, however, in all of the new markets we have entered since December 2009, we have experienced organic growth on top of our acquisition positions, demonstrating the power of the HeritageBank of the South brand.

VALDOSTA



OPPORTUNITY AT HAND

MARKET EXPANSION



OPPORTUNITY AT HAND

Just what is a community bank? Community banking is a term bantered about in the industry quite easily, one to which many banks lay claim and aspire, but it's still a concept that is difficult to define. Having headquarters or branches in a community does not necessarily qualify a bank as such if it is unresponsive to community needs. Geography alone does not make a community bank. It takes a strong commitment to a community, its prosperity and quality of life. It's an approach to business that builds strong local ties based on trust, experience and service – a way of seeing beyond bank customers to recognize neighbors and friends.

HeritageBank of the South may be new to our recently entered markets, but we are no newcomer to the philosophy of community banking. Since 1955, we've built a reputation for integrity, strength and service, not just for our banking, but also in the way our bank and our bankers have become involved in community activities and charitable events. One of these is the Piggybank Project, called "Teach Kids To Save," a program for local elementary schools. Our bankers introduce youngsters to the concept of saving, why it's important for their futures, and how interest works – life lessons that many never learn until much later. Kids also receive material to take home to give parents ideas on how to talk about money matters with their children, including subjects like credit cards, credit versus cash, budgeting and more. Now in its fourth year, more than 2,500 children have participated in Teach Kids To Save, all receiving a ceramic piggybank that can be colored and personalized to commemorate their "graduation."

"TEACH KIDS TO SAVE"

MONEY MATTERS



OPPORTUNITY AT HAND

CAPITAL STRENGTH

TOTAL RISK-BASED CAPITAL - 26%

SUCCESSFUL SECOND STEP OFFERING

$119 MILLION IN STOCKHOLDERS EQUITY

In 2008, with the onset of perhaps the steepest economic downturn since the Great Depression, customers and stockholders of banks everywhere began to develop a new appreciation for capital strength, something that many previously took for granted. In the aftermath of the recession, its importance continues to increase, and we have all learned how precious a commodity capital is and what a challenge it can be to rebuild and replenish. Against an unsettled landscape, weaker banks have been pressured to pursue branch dispositions or even incur FDIC takeover.

Fortunately, our capital position has remained sound despite the economic stress of the past several years. Under regulatory standards, we have consistently ranked as well capitalized and, unlike many banks that have been forced to conserve capital by eliminating dividends, we have continued to make regular payments to our stockholders.

Of course, a key strategic reason for maintaining a strong capital position is to enhance your financial flexibility so that you can take advantage of emerging opportunities generated by shifting conditions in the banking industry. That's precisely why we undertook a second-step conversion and offering in 2010, becoming a fully public stock holding company and raising almost $66 million in new capital before conversion expenses. Now, with a total risk-based capital ratio of 26.4% as of December 31, 2010, we look forward to utilizing our capital strength expand our presence in the communities we serve, enhance the breadth and depth of the products and services we offer, and extend our reach to new markets as we identify attractive opportunities.

BOARD OF DIRECTORS AND OFFICERS

Heritage Financial Group

Board of Directors

Antone D. Lehr, Chairman [2]
Retired, Former owner of Computer Showcase

Joseph C. Burger, Jr., Vice Chairman [1,2]
Retired, Former Associate Professor of
Accounting and Finance
University System of Georgia

O. Leonard Dorminey
President and Chief Executive Officer
Heritage Financial Group, Inc.
Chief Executive Officer
HeritageBank of the South

J. Keith Land [1,3]
Planning Manager
Coats and Clark
(a textile manufacturer)

Douglas J. McGinley [2,3]
Retired, Former Director, Dougherty County Jail Facility
Dougherty County, Georgia

Carol W. Slappey
Executive Vice President
Heritage Financial Group, Inc.
President, Albany Market
and Chief Retail Administration Officer
HeritageBank of the South

J. Lee Stanley [1,3]
Retired, Senior Magistrate Judge and Chief Appraiser
Lee County, Georgia

1 Audit Committee
2 Compensation Committee
3 Nominating Committee

Executive Officers

O. Leonard Dorminey
President and Chief Executive Officer

David A. Durland
Executive Vice President
and Chief Banking Officer

T. Heath Fountain
Executive Vice President,
Chief Financial Officer
and Chief Administrative Officer

Carol W. Slappey
Executive Vice President
President, Albany Market
and Chief Retail Administration Officer

O. Mitchell Smith
Executive Vice President
and Chief Credit Office


Burger


Cassity


Dorminey


Durland


Krimmel


Land


Lehr


McGinley


Slappey


Smith


Stanley

HeritageBank of the South

Board of Directors

Antone D. Lehr, Chairman
Retired, Former owner of Computer Showcase

Joseph C. Burger, Jr., Vice Chairman
Retired, Former Associate Professor of Accounting and Finance
University System of Georgia

J. Edward Cassity
Major General, Retired
United States Marine Corps

O. Leonard Dorminey
President and Chief Executive Officer
Heritage Financial Group, Inc.
Chief Executive Officer
HeritageBank of the South

Douglas J. McGinley, Secretary
Retired, Former Director, Dougherty County Jail Facility
Dougherty County, Georgia

James H. Moore, III
Managing Partner
Moore, Clarke, DuVall & Rodgers, P.C.

Hubert F. Scott, Jr.
Real Estate Investments and Property Management

Fred F. Sharpe
President
U-Save-It Pharmacy, Inc.

Carol W. Slappey
Executive Vice President
Heritage Financial Group, Inc.
President, Albany Region, and Chief Retail Administration Officer
HeritageBank of the South


Fountain


Hutchinson


Johnson


Moore


Scott


Sharpe

Officers

O. Leonard Dorminey
Chief Executive Officer

David A. Durland
Executive Vice President and Chief Banking Officer

T. Heath Fountain
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Carol W. Slappey
President, Albany Region and Chief Retail Administration Officer

O. Mitchell Smith
Executive Vice President and Chief Credit Officer

Robert E. Krimmel
Senior Vice President and Chief Accounting Officer

Regional Executives

Carol W. Slappey
President, Albany Region

Gary L. Johnson
President, Southeast Georgia Region

H. Edwards Hutchinson, III
President, Valdosta Region

HERITAGEBANK OF THE SOUTH LOCATIONS

GEORGIA

Banking

Adel
Albany (4)
Baxley
Collins
Guyton
Hazelhurst
Port Wentworth
Reidsville
Rincon
Springfield
Statesboro (2)
Sylvester
Valdosta

Mortgage Production

Gainesville
LaGrange
McDonough
Valdosta
Warner Robins

FLORIDA

Banking

Ocala (2)
Lake City



Financial Section

Heritage Financial Group, Inc.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The summary financial information presented below is derived in part from the consolidated financial statements of Heritage Financial Group, Inc. and its subsidiary. The information at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 is derived in part from the audited consolidated financial statements of Heritage that are included in our audited financial statements included in the annual report. The information at December 31, 2007 and 2006, and for the years ended December 31, 2007 and 2006, is derived in part from audited consolidated financial statements that are not included in this annual report. However, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the operations for the unaudited periods have been made. The following information is only a summary, and you should read it in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our audited financial statements included in the annual report.

	At December 31,				
(In thousands)	2010	2009	2008	2007	2006
Selected Financial Condition Data:					
Total assets	**$ 755,436**	$ 571,948	$ 502,058	$ 468,672	$ 413,330
Loans, net	**410,896**	328,078	297,537	300,257	272,700
Securities available for sale, at fair value:					
U.S. government and agency securities and U.S. Treasury Securities	**89,032**	30,462	21,165	14,996	29,439
Corporate and other debt securities	**1,700**	1,910	1,789	3,854	4,106
Mortgage-backed securities	**128,143**	58,410	65,408	55,598	28,044
State and municipal	**19,160**	29,122	27,511	31,878	16,316
Equity and other investments	**342**	621	268	1,540	6,667
Federal Home Loan Bank stock, at cost	**3,703**	3,253	3,186	2,970	2,499
Other equity securities, at cost	**1,010**	1,010	1,010	–	–
Deposits	**534,243**	426,607	338,546	330,629	299,189
Federal Home Loan Bank advances	**62,500**	42,500	52,500	50,000	40,000
Federal funds purchased and securities sold under repurchase agreements	**32,421**	32,843	41,497	15,288	5,531
Stockholders' equity	**119,340**	60,817	62,213	65,592	62,808

	For the Years Ended December 31,				
(In thousands)	2010	2009	2008	2007	2006
Selected Operations Data:					
Total interest income	**$ 28,439**	$ 23,401	$ 27,195	$ 27,997	$ 22,609
Total interest expense	**8,274**	8,794	12,494	13,462	8,377
Net interest income	**20,165**	14,607	14,701	14,535	14,232
Provision for loan losses	**5,500**	7,500	3,350	1,178	695
Net interest income after provision for loan losses	**14,665**	7,107	11,351	13,357	13,537
Fees and service charges	**6,177**	4,953	5,245	5,129	4,121
Impairment loss on securities	–	–	(3,119)	–	–
Gain (loss) on sales of investment securities	**294**	909	235	(355)	(59)
Life insurance proceeds	**916**	–	–	–	–
Bargain purchase gain	**2,722**	–	–	–	-
Other noninterest income	**2,375**	1,925	2,227	1,916	1,548
Total noninterest income	**12,484**	7,787	4,588	6,690	5,610
Total noninterest expense	**26,050**	18,271	17,429	17,976	16,060
Income before tax (benefit)	**1,099**	(3,377)	(1,490)	2,071	3,086
Income tax provision (benefit)	**(307)**	(1,724)	(1,228)	(850)	732
Net income (loss)	**$ 1,406**	$ (1,653)	$ (262)	$ 2,921	$ 2,354

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Years Ended December 31,				
	2010	2009	2008	2007	2006
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	**0.22%**	(0.34%)	(0.05%)	0.66%	0.63%
Return on average equity	**2.09%**	(2.62%)	(0.41%)	4.55%	3.44%
Dividend payout ratio	**60.75%**	NM	NM	26.12%	28.64%
Net interest spread	**3.55%**	3.31%	3.16%	3.22%	3.50%
Net interest margin	**3.66%**	3.49%	3.45%	3.70%	4.19%
Operating expense to average total assets[1]	**4.04%**	3.72%	3.55%	4.05%	4.29%
Average interest-earning assets to average interest-bearing liabilities	**107.36%**	108.97%	110.34%	114.66%	116.64%
Efficiency ratio	**79.79%**	81.59%	90.36%	84.69%	80.94%
Total loans to total deposits	**78.43%**	78.32%	89.35%	92.15%	92.51%
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period[1]	**1.83%**	1.81%	1.87%	0.76%	0.14%
Nonperforming assets to total assets at end of period, excluding purchased loans	**1.53%**	1.47%	1.87%	0.76%	0.14%
Nonperforming assets and troubled debt restructurings to total assets at end of period[1]	**2.67%**	2.35%	1.87%	0.76%	0.14%
Nonperforming assets and troubled debt restructurings to total assets at end of period, excluding purchased loans	**2.65%**	2.03%	1.87%	0.76%	0.14%
Nonperforming loans to total loans[1]	**2.37%**	2.53%	2.41%	1.05%	0.09%
Nonperforming loans to total loans, excluding purchased loans	**2.34%**	2.42%	2.41%	1.05%	0.09%
Nonperforming loans and troubled debt restructurings to total loans[1]	**3.94%**	3.48%	2.41%	1.05%	0.09%
Nonperforming loans and troubled debt restructurings to total loans, excluding purchased loans	**4.24%**	3.49%	2.41%	1.05%	0.09%
Allowance for loan losses to non-performing loans[1]	**81.47%**	71.61%	67.99%	137.49%	1,582.00%
Allowance for loan losses to non-performing loans, excluding purchased loans	**100.06%**	83.74%	67.99%	137.49%	1,582.00%
Allowance for loan losses to total loans	**1.93%**	1.81%	1.64%	1.45%	1.47%
Allowance for loan losses to total loans, excluding purchased loans	**2.34%**	2.07%	1.64%	1.45%	1.47%
Net charge offs to average loans outstanding[1]	**0.91%**	2.13%	1.58%	0.29%	0.09%
Net charge offs to average loans outstanding, excluding purchased loans[1]	**1.09%**	7.70%	1.58%	0.29%	0.09%
Capital Ratios:					
Tangible equity to total assets at end of period	**15.41%**	10.36%	12.19%	13.78%	14.95%
Equity to total assets at end of period	**15.80%**	10.63%	12.39%	14.00%	15.22%
Average equity to average assets	**10.46%**	12.84%	13.05%	14.47%	18.29%
Common Share Data and Other Ratios:					
Gross shares outstanding at year-end[3]	**8,710,511**	9,595,303	9,593,628	9,586,406	9,590,957
Less treasury stock[3]	–	883,843	832,253	515,967	465,039
Net shares outstanding at year-end[3]	**8,710,511**	8,711,460	8,761,375	9,070,439	9,125,918
Shares owned by Heritage, MHC[2][3]	–	6,591,756	6,591,756	6,591,756	6,591,756
Public shares outstanding[3]	**8,710,511**	2,119,704	2,169,619	2,478,683	2,534,162
Unearned ESOP shares[3]	**492,320**	203,045	239,963	276,880	313,798
Book value per share[3]	**$ 14.52**	$ 7.14	$ 7.30	$ 7.46	$ 7.13
Tangible book value per share[3]	**$ 14.17**	$ 6.96	$ 7.18	$ 7.35	$ 7.01
Basic income (loss) per share[3]	**$ 0.17**	$ (0.20)	$ (0.03)	$ 0.34	$ 0.26
Diluted income (loss) per share[3]	**$ 0.17**	$ (0.20)	$ (0.03)	$ 0.34	$ 0.26
Cash dividends paid on public shares outstanding	**$ 690,125**	$ 720,775	$ 786,914	$ 762,971	$ 673,936
Cash dividends paid to Heritage MHC[2]	**30,600**	–	–	42,900	–
Cash dividends waived by Heritage MHC	**2,802,195**	2,518,040	2,203,285	1,845,630	1,573,775
Pro forma cash dividends that would have been paid without waiver[2][3]	**$ 3,522,920**	$3,238,765	$2,990,199	$ 2,651,501	$ 2,247,711
Cash dividends per share (excluding shares held by Heritage MHC)[2][3]	**$ 0.43**	$ 0.38	$ 0.33	$ 0.29	$ 0.24
Pro forma cash dividends per share (on all outstanding shares with no waiver by Heritage MHC)[3]	**$ 0.08**	$ 0.08	$ 0.07	$ 0.08	$ 0.07
Other Data:					
Number of full-service offices	**16[4]**	10	8	7	6

1. Purchased loans are recorded in our assets at a discount from the contractual principal value. See Note 2 of the Notes to Consolidated Financial Statements in Item 8. These purchased loans are included in nonperforming loans in the amount of their contractual principal balances when they reach 90 days past due or greater. As of December 31, 2010 and 2009, respectively, $1.9 million and $1.2 million in purchased loans were included in nonperforming loans. We had no purchased loans for the other periods presented.
2. Effective November 30, 2010, Heritage MHC was eliminated in the second-step conversion, and all dividends declared from that date will be paid to all stockholders.
3. All prior year common share data and per share calculations have been adjusted to reflect the 0.8377 share exchange.
4. As of May 6, 2011, the Company had 20 full-service offices.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Heritage Financial Group, Inc. ("Heritage" or the "Company") is a Maryland corporation that was organized in 2010 to become the holding company of HeritageBank after the completion of the second-step conversion and related public offering. In that conversion, Heritage succeeded to all of the business and operations of Heritage Financial Group and Heritage MHC, which merged into the Company. The Company completed the public offering on November 30, 2010. It sold 6,591,756 shares of common stock for $10.00 per share, and its employee stock ownership plan purchased 327,677 of those shares with the proceeds of a loan from the Company. The Company also issued 2,188,884 shares in a stock exchange based on 0.8377 exchange ratio for each outstanding share of Heritage Financial Group. The Company received net proceeds of $61.4 million in the public offering, 50% of which was contributed to HeritageBank and $3.3 million of which was lent to the ESOP for its purchase of shares in the offering. At December 31, 2010, the Company had 8,710,511 outstanding shares. Its stock trades on the Nasdaq Global Market under the symbol "HBOS."

The principal business of Heritage is operating its wholly owned subsidiary, HeritageBank. On an unconsolidated basis, Heritage has no significant assets, other than 100% of the outstanding common stock of HeritageBank, the liquid assets it acquired with the net proceeds it retained from the offering and the loan to the employee stock ownership plan and certain liquid assets, and it has no significant liabilities. Heritage uses staff and offices of HeritageBank and pays HeritageBank for these services. If Heritage expands or changes its business in the future, it may hire its own employees. In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current understandings or agreements for these activities.

HeritageBank was originally chartered in 1955 as a federal credit union, serving the Marine Corps Logistic Base in Albany, Georgia. Over the years, it evolved into a full-service, multi-branch community credit union in Dougherty, Lee, Mitchell and Worth counties in Georgia. It was converted from a federal credit union charter to a federal mutual savings bank in July 2001. The objective of that charter conversion was to better serve customers and the local community though the broader lending ability of a savings bank and to expand our customer base beyond the limited field of membership permitted for credit unions. In February 2002, HeritageBank converted to stock form in a reorganization into a two-tier mutual holding company structure, which was eliminated in the second-step conversion. On January 1, 2005, HeritageBank converted to a Georgia-chartered stock savings bank, because that charter best suited our continued efforts to grow and expand our commercial business. It now operates from 16 locations in southern Georgia and north-central Florida.

The principal business of HeritageBank consists of attracting retail and commercial deposits from the general public and investing those funds primarily in permanent loans secured by first mortgages on owner-occupied, one- to four-family residences, multi-family residences and commercial property and a variety of consumer and commercial business loans. Revenues from this business are derived principally from interest on loans and securities and fee income.

HeritageBank offers a variety of deposit accounts having a wide range of interest rates and terms, which generally include savings accounts, money market deposit and term certificate accounts and checking accounts. It solicits deposits in our market areas and, to a lesser extent, from brokered deposits.

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, consisting of savings and checking accounts, money market accounts, time deposits, federal funds purchased and securities sold under agreements to repurchase and borrowings. Our results of operations also are affected by our provisions for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, mortgage origination fees, transaction fees, bank-owned life insurance, and commissions from investment services. Noninterest expense consists primarily of salaries and employee benefits, occupancy, equipment and data processing, advertising, professional fees and other costs. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

HeritageBank is subject to extensive regulation by the Georgia Department of Banking and Finance and the FDIC. As the holding company of HeritageBank, the Company is subject to regulation by the Office of Thrift Supervision. In July 2011, this regulatory oversight will transfer to the Board of Governors of the Federal Reserve.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

We have established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the Notes to Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors that are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management, which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by us represent critical accounting policies. For more information on Heritage's accounting policies see Note 1 of the Notes to Consolidated Financial Statements.

Allowance for Loan Losses. We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. The allowance for loan losses represents management's estimate of probable loan losses in the loan portfolio. Calculation of the allowance for loan losses represents a critical accounting estimate due to the significant judgment, assumptions and estimates related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans.

Management believes that the allowance for loan losses is maintained at a level that represents our best estimate of probable losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Management evaluates current information and events regarding a borrower's ability to repay its obligations and considers a loan to be impaired when the ultimate collectibility of amounts due, according to the contractual terms of the loan agreement, is in doubt. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans. Subsequent recoveries are credited to the allowance for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

Income Taxes. Accounting for income taxes requires the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. See Note 14 of the Notes to Consolidated Financial Statements for additional details.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and the provision for loan losses, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet.

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary difference between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Internal Revenue Code and applicable regulations are subject to interpretation with respect to the determination of the tax basis of assets and liabilities for credit unions that convert charters and become a taxable organization. Since its transition from a credit union, HeritageBank has recorded income tax expense based upon management's interpretation of the applicable tax regulations. Positions taken by Heritage in preparing our federal and state tax returns are subject to the review of taxing authorities, and the review of the positions we have taken by taxing authorities could result in adjustments to our financial statements.

Estimates of Fair Value. The estimation of fair value is significant to a number of Heritage's assets, including, but not limited to, investment securities, goodwill, other real estate owned and other repossessed assets. These are all recorded at either fair value or at the lower of cost or fair value. Fair values are volatile and may be influenced by a number of factors. Circumstances that could cause estimates of the fair value of certain assets and liabilities to change include a change in prepayment speeds, discount rates or market interest rates. Our estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Fair values for most investment securities are based on quoted market prices. If quoted market prices are not available, fair values are based on the quoted prices of similar instruments. The fair values of other real estate owned typically are determined based on appraisals by third parties, less estimated costs to sell. Estimates of fair value also are required in performing an impairment analysis of goodwill. Heritage reviews goodwill for impairment on at least an annual basis and whenever events or circumstances indicate the carrying value may not be recoverable. An impairment would be indicated if the carrying value exceeds the fair value of a reporting unit.

Recent Accounting Standards

For discussion of Recent Accounting Standards, please see "Note 1 – Recent Accounting Standards" of the Notes to Consolidated Financial Statements.

Evolution of Business Strategy

Our current business strategy is to operate a well-capitalized and profitable commercial and retail financial institution dedicated to serving the needs of our customers. We strive to be the primary financial institution in the market areas we serve. We offer a broad range of products and services while stressing personalized and efficient customer service and convenient access to these products and services. We intend to continue to operate as a commercial and consumer lender. We have structured operations around a branch system that is staffed with knowledgeable and well-trained employees. Subject to capital requirements and our ability to grow in a reasonable and prudent manner, we may open or acquire additional branches as opportunities arise. In addition to our branch system, we continue to expand electronic services for our customers. We attempt to differentiate ourselves from our competitors by providing a higher level of customer service.

Expansion Efforts. A key element of our business strategy is increasing our presence and growing the "Heritage" brand in the markets we currently serve and expanding our operations beyond our original southwest Georgia market by entering new markets in other parts of southern Georgia, north central Florida and other adjacent communities that present attractive opportunities for expansion consistent with our capital availability. This expansion of our market beyond southwest Georgia began in 2006, when we commenced operating a branch in Ocala, Florida.

We have pursued this expansion program through both prudent, disciplined internal growth and strategic acquisitions. Because many of the financial institutions in our market areas are experiencing financial difficulties, these opportunities have increased in recent months. As those troubled banks have closed or curtailed their lending activities, shrink their assets or sold branches to improve their capital levels, we have experienced increased loan demand and branch acquisition opportunities; we have hired highly regarded and experienced lending officers and commercial bankers; and we have expanded into new market areas that are contiguous to our existing market areas. These recent activities reflect our ability to take advantage of these expansion opportunities.

In early December 2009, we acquired substantially all of the assets and assumed substantially all of the liabilities of The Tattnall Bank in southeast Georgia through an FDIC-assisted transaction. In that acquisition of The Tattnall Bank with its two branch offices in Reidsville and Collins, Georgia, we obtained $37.5 million in loans and assumed $56.1 million in deposits. In addition, we purchased $1.3 million in fixed assets. This FDIC-assisted transaction did not involve a loss-share agreement pursuant to which the FDIC covers portions of the losses incurred or the assets acquired. We did, however, receive a $15 million purchase discount paid by the FDIC. As is typical in the acquisition of a failed financial institution, many of the loans acquired were non-performing and had poor documentation, including a lack of current financial information on borrowers and of current evidence of collateral value. In addition, these loans had an average term of 1.96 years, mostly on longer amortization schedules and payments due less frequently than on a monthly basis. These loans are carried on our books at fair value, based on an estimate of future cash flows, which we review and evaluate quarterly and, under GAAP, is subject to a one year lookback to finalize our initial valuation. Because of the condition and terms of these loans, the actual amount recognized by us on these assets could

differ materially from this fair value, and we also anticipate incurring foreclosure and collection expenses on certain of these loans over the next five years, which will increase our non-interest expense. Therefore, we may incur losses on this acquired loan portfolio. In 2010, after completion of our final valuation of this acquisition, we recorded a bargain purchase gain of approximately $2.7 million.

In late December 2009, we acquired a branch from Atlantic Coast Bank in Lake City, Florida. In that branch acquisition, we obtained $10.3 million in performing loans and assumed $41.1 million in deposits. In addition, we purchased approximately $592,000 in fixed assets. We paid a deposit premium of approximately $411,000, or 1.0% for all deposits acquired.

On May 24, 2010, we acquired five branches from The Park Avenue Bank, two in Statesboro and one each in Baxley, Hazlehurst and Adel, Georgia. This increased our footprint in southwest and southeast Georgia. In that acquisition, we acquired approximately $52.0 million in loans and assumed $98.0 million in deposits. In addition, we purchased approximately $3.4 million in fixed assets. We paid a deposit premium of approximately $1.1 million, or 1.50% for all non-certificate deposits acquired.

See Item 8 - Note 2 of the Notes to Consolidated Financial Statements for additional information about these three recent acquisitions.

In July, 2010, we opened a new branch office in Valdosta, Georgia and hired three local bankers with extensive experience in that market. In 2012, we expect to open a larger branch office in Valdosta.

In February 2011, we acquired a failed bank in eastern Georgia with four branch offices east of Savannah, in Springfield, Guyton, Rincon and Port Wentworth, Georgia, through an FDIC-assisted transaction. In that acquisition, we acquired substantially all of the assets (approximately $214.0 million, including $145.0 million in loans) and assumed substantially all of the liabilities (approximately $211.0 million, including $206.0 million in deposits) of the former Citizens Bank of Effingham. We entered into a loss-share agreement with the FDIC that provides HeritageBank with significant protection for certain acquired assets. Under the agreement, the FDIC will provide reimbursement for 80% of the losses on approximately $152.9 million of covered loans and other real estate owned acquired in the acquisition. In order to maintain this loss-share protection, we must comply with specific servicing and reporting procedures in the agreement. The approximately $214.0 million of acquired assets were purchased at a $25.1 million discount, which was approximately 11.7% of assets acquired and a 16.4% discount to covered assets. This acquisition expanded our footprint into the Savannah, Georgia market. As with The Tattnall Bank acquisition, many of the loans acquired were nonperforming and had poor documentation of the borrowers' capacity to service the debt and the underlying value of collateral securing the loans.

Our community banking philosophy emphasizes personalized service and building broad and deep customer relationships, which has provided us with a substantial base of lower cost core deposits. Our newer markets are managed by senior level, experienced decision makers in a decentralized structure that differentiates us from many of our larger competitors. We believe this structure, which includes involvement and knowledge of local markets with prudent oversight and direction from our home office, will continue to provide growth and assist us in managing risk.

We plan to continue a long-term strategy of expanding and diversifying our franchise in terms of revenue, profitability, asset size and location. Our recent growth has been enhanced significantly by two branch acquisition transactions and two FDIC-assisted acquisitions. We anticipate continuing consolidation in the financial services industry in our market areas and will seek to enhance our franchise through future acquisitions of whole banks or branches, including in FDIC-assisted transactions.

As of December 31, 2010, we had approximately $157.7 million, or 37.7%, of our loans and $273.5 million, or 39.6%, of our deposits generated outside of our southwest Georgia market. Operating a branch outside of the southwest Georgia market subjects us to additional risk factors. These risk factors include, but are not limited to the following: management of employees from a distance, lack of knowledge of the local market, additional credit risks, logistical operational issues, and time constraints of management. These risk factors, as well as others we have not specifically identified, may affect our ability to successfully operate outside of our current market area.

Core Business. Our core business is composed of the following:

Commercial Banking and Small Business Lending. We focus on the commercial real estate and business needs of individuals and small- to medium-sized businesses in our market area. In addition, we focus on high net worth individuals and small business owners. The commercial banking department is composed of seasoned commercial lenders and a support staff with extensive commercial banking experience. We expect this department to continue to be the fastest growing component of our business.

Retail Banking. We currently operate a network of 16 branches located in southern Georgia and north central Florida. In addition, we have announced expansion plans to add two branches in southern Georgia by 2011. Each office is staffed with knowledgeable banking professionals who strive to deliver quality service.

Mortgage Lending. Staffed with experienced mortgage originators and processors, our mortgage lending department originates residential mortgage loans that are primarily sold in the secondary market. We collect a fee on the origination of these loans. We plan to significantly increase this business in 2011 with the hiring of an experienced mortgage manager and the addition of originators both within and outside of our branch network

Brokerage/Investment Services. We offer investment products, life, health, disability and long-term care insurance through our brokerage department. Our licensed personnel have over 50 years of experience in the financial services industry.

A critical component of this strategy includes increasing our non-consumer based lending. On December 31, 2010, our commercial real estate, nonresidential, business, multifamily, farmland, and construction loans, including purchased loans, totaled $227.8 million, or 54.4% of the total loan portfolio, as compared to 41.0% of the total portfolio at December 31, 2005. Our ability to continue to grow our commercial loan portfolio is an important element of our long term business strategy. These non-consumer based loans are considered to entail greater risks than one- to four-family residential loans.

Comparison of Financial Condition at December 31, 2010 and December 31, 2009

General. Total assets increased by $183.5 million or 32.1% to $755.4 million at December 31, 2010, from $572.0 million at December 31, 2009. Cash and due from banks increased $13.9 million or 93.2% to $28.8 million at December 31, 2010 from $14.9 million at December 31, 2009. Total interest-earning assets increased $161.7 million or 31.76% to $670.9 million at December 31, 2010, from $509.2 million at December 31, 2009. Loans increased $84.9 million, securities available for sale increased $117.9 million while federal funds decreased $8.6 million and interest-bearing deposits in banks decreased $32.3 million. At the same time, deposits increased by $107.6 million, borrowings increased by $20 million and stockholders' equity increased by $58.5 million.

Cash and Securities. We increased our liquidity position significantly in 2010, primarily as a result of our branch expansion and public offering. Cash and securities (including bank deposits and federal funds sold) increased in the aggregate $90.8 million or 47.8% to $280.8 million at December 31, 2010, from $190.0 million at December 31, 2009.

	At December 31,		Amount	Percent
(Dollars in thousands)	2010	2009	Change	Change
Cash and due from banks	**$ 28,803**	$ 14,922	$ 13,881	93.0%
Interest-bearing deposits in banks	**10,912**	43,237	(32,325)	74.8
Federal funds sold	**2,700**	11,340	(8,640)	76.2
Securities available for sale, at fair value	**238,377**	120,527	117,850	97.8
Total	**$ 280,792**	$ 190,026	$ 90,766	47.8%

The increase in cash and due from banks was primarily a result of maintaining a higher compensating balance in our primary correspondent account that allowed us to utilize our excess liquidity position to offset various correspondent fees, which was more advantageous than maintaining a portion of the excess balance at the prevailing overnight federal funds rate. The decrease in interest-bearing deposits in banks was due to the maturity of certificates of deposit we held with other financial institutions which were not reinvested at maturity. The decrease in federal funds sold was due to the investment of excess funds into securities. The increase in securities available for sale was due to the purchase of U.S. Government agency securities and U.S. government agency mortgage-backed securities to utilize the net cash of $39.4 million received from the May 2010 branch acquisition and the net proceeds from the stock offering.

At December 31, 2010, our securities portfolio consisted of $89.0 million in U.S. Government agency securities, $128.1 million U.S. government agency mortgage-backed securities and $19.2 million in state and

municipal securities. These state and municipal securities had a net unrealized loss based on fair value of $1.5 million. We currently intend on holding these securities to maturity. Based on our quarterly impairment analysis of these securities and the issuing states and municipalities, we believe it is probable that we will be able to collect all amounts due under the contractual terms of the securities. Therefore we do not believe these securities were other than temporarily impaired at December 31, 2010. We have recorded no impairment losses on these state and municipal securities or any other securities at December 31, 2010. See Note 3 of the Notes to Consolidated Financial Statements for additional information about these state and municipal securities and the other securities in our portfolio at December 31, 2010.

We expect to maintain higher balances in cash, funds due from banks, federal funds sold and securities in 2011. We continue to maintain excess liquidity for three purposes. First, we believe it is prudent to maintain higher liquidity during uncertain economic times. Second, we believe this excess liquidity gives us additional flexibility in our expansion strategy. Third, we believe this excess liquidity will provide us flexibility for funding loans or other investments if we see a dramatic rise in interest rates. Maintaining excess liquidity does negatively impact net interest margin in the short term, however, we feel the benefits of maintaining excess liquidity outweighs the cost to net interest margin. We expect to continue to maintain excess liquidity during the remainder of 2011.

Loans. Our loan portfolio increased $84.9 million, or 25.4%, to $419.0 million at December 31, 2010, from $334.1 million at December 31, 2009. Overall, this increase reflects the $52.0 million in loans we acquired in the May 2010 branch acquisition and our expansion into new markets during the year.

The following table reflects the changes in the types of loans in our portfolio at the end of 2010 as compared to the end of 2009.

	At December 31,		Amount	Percent
(Dollars in thousands)	2010	2009	Change	Change
Residential mortgages	**$ 110,961**	$ 81,255	$ 29,706	36.56%
Multifamily	**10,770**	11,650	(880)	(7.55)
Commercial real estate	**97,482**	71,014	26,469	37.27
Farmland	**11,775**	9,013	2,762	30.64
Construction and land	**22,426**	28,003	(5,576)	(19.92)
Home equity	**16,638**	17,312	(676)	(3.90)
Consumer	**25,275**	34,981	(9,706)	(27.75)
Commercial business	**50,195**	45,785	4,410	9.63
Purchased loans, net of fair market value adjustments	**73,475**	35,126	38,349	109.18
Total	**$ 418,997**	$ 334,139	$ 84,858	25.40%

Overall the change in the loan portfolio is consistent with our strategy to increase our non-consumer based lending. The increase in residential mortgages reflects growth from our expansion into new markets. The increase in commercial real estate and business loans reflects our continued emphasis on commercial lending, the loans acquired in our May 2010 branch acquisition and our expansion into new markets. The increase in farmland loans reflects growth in our recently added southeast Georgia markets and the addition of an agricultural lender in southwest Georgia. The increase in multifamily mortgages reflects an increased emphasis on lending in this area. The decreases in consumer loans and construction and land loans reflect the continued economic downturn market areas.

Due to the current sluggish economic environment, the demand for new lending relationships has slowed in 2010. However, we see opportunities to refinance sound borrowers from other financial institutions. We expect this demand to continue as many financial institutions in our markets are experiencing asset quality problems and are shrinking their balance sheets. We continue to seek opportunities to grow our loan portfolio through organic growth, branch acquisitions, loan purchases, FDIC-assisted opportunities and whole bank acquisitions.

Our loan portfolio has included purchased loans since December 2009, which are recorded in our assets at a discount from the contractual principal value. See Note 2 of the Notes to Consolidated Financial Statements. At December 31, 2010, we had approximately $225,000 in loans held for sale, which are mortgage loans generated to be sold to investors, and had none at the end of 2009. We generally originate and fund these loans in our name with a pre-approval to sell to the investor. We typically hold these loans for up to thirty days and earn the stated rate on the note until they are purchased by the investor.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Delinquencies and Non-performing Assets. As of December 31, 2010, our total loans delinquent for 30 to 89 days was $2.5 million or 0.60% of total loans.

At December 31, 2010, our non-performing assets totaled $13.6 million, or 1.8% of total assets, compared to $10.3 million, or 1.8% of total assets at December 31, 2009. This $3.3 million, or 32.9% increase is the result of our increased loan volume from our expansion into new market areas as well as a continuing sluggish economic environment.

Our loan portfolio has included purchased loans since December 2009, which are recorded in our assets at a discount from the contractual principal value. See Note 2 of the Notes to Consolidated Financial Statements. These purchased loans are included in delinquent loans in the amount of their contractual principal balances when they are 30 to 89 days past due and are considered nonaccrual and are included in nonperforming loans in the amount of their contractual principal balances when they reach 90 days past due or greater. As of December 31, 2010, $1.9 million in purchased loans were included in our nonperforming loans. At December 31, 2010, we had troubled debt restructurings totaling $7.7 million, which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates. Included in nonperforming loans at December 31, 2010, are troubled debt restructurings of $1.1 million.

The table below sets forth the amounts and categories of non-performing assets in our loan portfolio at the dates indicated.

(Dollars in thousands)	Non-performing Assets, at December 31, 2010	2009	Amount Change	Percent Change
Non-accruing loans	$ **9,944**	$ 8,463	$ 1,481	17.5%
Foreclosed assets	**3,689**	1,795	1,894	105.5
Total	$ **13,633**	$ 10,258	$ 3,375	32.9%

Non-performing loans to total loans decreased to 2.4% of total loans at the end of 2010 from 2.5% at the end of 2009. This increase in the amount of non-performing loans reflects our efforts to restructure troubled debt in 2010.

At December 31, 2010, our largest non-performing loan was $3.9 million secured by various residential and commercial properties in South Georgia. Our next largest non performing loans were $1.1 million secured by 20.1 acres of land in Ocala, Florida, $970,000 secured by commercial real estate in Ocala, Florida and $852,000 secured by residential properties in Statesboro, Georgia. The allowance for loan losses related to these four loans totaled $1.5 million or 22.3% of their outstanding balance at December 31, 2010. The remainder of our non-performing loans consists of various consumer and commercial loans, none exceeding $500,000. Current appraisals on real estate loans, expected cost of foreclosure or other disposition, and other probable losses on these loans are considered in our analysis of the allowance for loan losses.

Foreclosed assets increased from $1.8 million at December 31, 2009, to $3.7 million at December 31, 2010. The Company continues to aggressively confront credit quality issues in its loan portfolio. The primary reason for this increase in foreclosed assets is due to the prolonged downturn in economic conditions. At December 31, 2010, our largest foreclosed asset was $1.8 million on undeveloped property in the Atlanta metropolitan market. The original loan balance on this property was $5.0 million and we believe the current value represents our estimated disposition value based on current appraisals and market data. Our next largest foreclosed asset was a $900,000 owner-occupied retail store in Ocala, Florida. The original loan balance of this property was $1.4 million and is currently being marketed for disposition. The remainder of our foreclosed assets consists of various properties, primarily located in southwest Georgia, with no single property having a book value over $400,000. All of these properties are being marketed actively for disposition. During 2010, we had gross proceeds on sales of other real estate owned of approximately $2.6 million and recorded net gains of approximately $17,500 on those sales.

Our internally criticized (watch list) and classified assets totaled $37.8 million at December 31, 2010, compared to $35.8 million at December 31, 2009. This includes loans with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. These balances include the aforementioned nonperforming loans, other real estate, and repossessed assets. These loans have been considered in management's determination of the adequacy of our allowance for loan losses. Our internal loan review

processes strive to identify weaknesses in loans prior to performance issues. However, our processes do not always provide sufficient time to work out plans with borrowers that would avoid foreclosure and/or losses.

We continue to see weakness in our loan portfolio and as economic conditions remain difficult. We expect this situation to continue until we see improvement in the overall economy. We have taken actions to prevent losses in our current portfolio, including the development of a special assets committee and a weekly meeting of members of management and lenders to discuss the status and action plan on each problem loan. We have also taken steps to better evaluate the capital and liquidity positions of our commercial loan guarantors, particularly those involved in commercial real estate construction and development.

Allowance for Loan Losses. Our allowance for loan losses at December 31, 2010 was $8.1 million, or 1.9% of total loans, compared to $6.1 million, or 1.8% at December 31, 2009. Excluding purchased loans, the allowance for loan losses to total loans was 2.34% at December 31, 2010 and 2.03% at December 31, 2009. This increase reflects increases in our commercial and residential loan portfolios during the year and an evaluation of declining housing and other market conditions in our market area and our $3.5 million in net charge-offs on non-performing loans.

The following table sets forth asset quality information covering the entire loan portfolio for the periods indicated:

(Dollars in thousands)	At and For the Years Ended December 31, 2010	2009
Allowance for loan losses to total loans	**1.93%**	1.81%
Allowance for loan losses to average loans	**2.13**	2.02
Allowance for loan losses to non-performing loans	**81.47**	71.61
Loans 30 to 89 days past due and still accruing	**$ 2,499**	$ 3,247
Nonaccrual loans	**$ 9,944**	$ 8,463
Loans 90 days past due and still accruing	**–**	–
Total non-performing loans	**9,944**	8,463
Other real estate owned and repossessed assets	**3,689**	1,795
Total non-performing assets	**$ 13,633**	$ 10,258
Non-performing loans to total loans	**2.37%**	2.53%
Non-performing assets to total assets	**1.83**	1.81
Net charge-offs to average loans (annualized)	**0.91**	2.13
Net charge-offs	**$ 3,459**	$ 6,391

The following table sets forth asset quality information covering the loan portfolio excluding purchased loans for the periods indicated:

(Dollars in thousands)	At and For the Years Ended December 31, 2010	2009
Allowance for loan losses to total loans	**2.34%**	2.07%
Allowance for loan losses to non-performing loans	**100.06**	83.74
Loans 30 to 89 days past due and still accruing	**$ 1,561**	$ 1,826
Nonaccrual loans	**$ 8,096**	$ 7,237
Loans 90 days past due and still accruing	**–**	–
Total non-performing loans	**8,096**	7,237
Other real estate owned and repossessed assets	**3,453**	1,190
Total non-performing assets	**$ 11,549**	$ 8,427
Non-performing loans to total loans	**2.34%**	2.42%
Non-performing assets to total assets	**1.53**	1.47
Net charge-offs to average loans	**1.09**	2:19
Net charge-offs	**$ 3,459**	$ 6,391

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses as necessary in order to maintain the proper level of allowance. While we use available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

Premises and Equipment. Premises and equipment increased $5.8 million or 37.34% at December 31, 2010, of which approximately $4.7 million was due to seven acquired branches. In addition, we have begun construction on a new branch in Lee County, Georgia, scheduled to open in 2011, at an approximate cost of $2.5 million.

Intangible, Goodwill and Other Assets. Intangible assets and goodwill increased from $1.3 million or 85.4% to $2.9 million, primarily related to our acquisition of five branches of The Park Avenue Bank in May 2010 and the completion of management's evaluation of the fair value of the assets and liabilities assumed as part of this acquisition, and The Tattnall Bank and Lake City acquisitions. In 2010, we recorded approximately $550,000 of goodwill from the Lake City branch purchase. Additionally, we recorded $2.6 million in core deposit intangibles and recorded approximately $276,000 in amortization related to these acquisitions.

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act removes existing barriers to interstate banking. In the past, interstate banking was often accomplished by the purchase of an existing bank charter in a target state, as the Bank did when it entered Florida in 2007. Because such charter purchases are no longer necessary to effect a move into another state, the value assigned to our $1.0 million intangible asset related to the Florida charter has been deemed impaired. Accordingly, we took a one-time, noncash pre-tax charge of $1.0 million to our equity capital and net income in the third quarter of 2010 to write-off this intangible asset. This write-off had no effect on Heritage's or HeritageBank of the South's regulatory capital or tangible capital, because those measures already exclude intangible assets.

Cash surrender value of bank owned life insurance ("BOLI") remained relatively level due to a decrease in cash surrender value from life insurance proceeds benefit in 2010 offset by the annual earnings on the BOLI policies in place. Other assets increased 0.5% during 2010, primarily due to a decrease in receivables from the FDIC as a result of our 2009 FDIC-assisted transaction and a decrease in the prepaid FDIC assessment balance offset by increases in deferred income taxes from unrealized securities investment loss and life insurance proceeds receivable.

Deposits. Total deposits increased $107.6 million or 25.2% to $534.2 million at December 31, 2010 compared with $426.6 million at December 31, 2009, primarily as a result of the acquisition of $98.0 million in deposits in May 2010. A summary of deposit accounts with the corresponding weighted average cost of funds is presented below (in thousands).

	As of December 31, 2010		As of December 31, 2009	
	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate
Checking (noninterest)	**$ 44,769**	**0.00%**	$ 28,882	0.00%
NOW (interest)	**109,329**	**1.00**	67,322	1.05
Savings	**48,762**	**0.22**	39,761	0.21
Money Market	**162,343**	**1.38**	115,691	1.72
Certificates	**169,040**	**1.65**	174,950	3.13
Total	**$ 534,243**	**1.28**	$ 426,606	2.06

Beginning in July 2011, federal law permits us to pay interest on previously non-interest bearing business checking accounts. We have not determined whether we will begin paying interest on those accounts as of that date; however, we may have to in order to compete in our markets areas.

Borrowings and Other Liabilities. The total amount of other borrowings increased by $20.0 million from $42.5 million at the end of 2009 to $62.5 million at the end of 2010, as part of a strategy to further leverage the proceeds of our stock offering. The weighted average rate on these advances was 3.70% in 2010 compared

to 3.87% in 2009. Federal funds purchased decreased by $2.5 million and securities sold under agreements to repurchase increased by $2.1 million for a net decrease of $400,000, or 14.8%, as a result of a reduction in our Fed Funds purchased from Chattahoochee and due to the acquisition of commercial customers and their related repurchase agreements in the May 2010 branch acquisition. Beginning with the second quarter of 2011, our FDIC insurance premiums will be assessed against our non-deposit liabilities, though at a lower assessment rate than previously applied only to our deposits.

Equity. Total equity increased $58.5 million to $119.3 million at December 31, 2010, compared with $60.8 million at December 31, 2009, primarily of as a result of $58.2 million of net proceeds from the stock offering completed in the fourth quarter. In addition, net income of $1.4 million in 2010, stock-based compensation of $810,000, the allocation of $459,000 in ESOP shares also increased equity which was decreased by other comprehensive income of $1.5 million and dividends of $810,000 paid during the year.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Yields on tax-exempt obligations have been computed on a tax equivalent basis using an assumed tax rate of 34%. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	Years Ended December 31,								
	2010			2009			2008		
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:									
Loans	**$ 379,461**	**$ 23,800**	**6.28%**	$ 299,399	$ 18,555	6.21%	$ 310,985	$ 20,882	6.70%
Loans Held for Sale	**235**	**10**	**4.26**	–	–	–	–	–	–
Taxable investment securities	**118,204**	**3,495**	**2.96**	84,455	3,604	4.27	88,896	4,890	5.50
Tax-exempt investment securities	**24,097**	**960**	**3.98**	29,883	1,174	5.95	28,255	1,176	6.30
Federal funds sold	**17,472**	**45**	**0.26**	21,102	54	0.25	14,316	232	1.62
Interest-bearing deposits with banks	**26,075**	**129**	**0.50**	1,931	14	0.72	630	15	2.44
Total interest-earning assets	**565,544**	**28,439**	**5.03**	436,770	23,401	5.50	443,082	27,195	6.26
Interest-Bearing Liabilities:									
Interest-bearing demand	**92,147**	**917**	**1.00**	50,679	534	1.05	43,102	486	1.12
Savings and money market	**186,870**	**2,030**	**1.09**	122,453	1,553	1.27	95,822	1,390	1.46
Retail time deposits	**159,366**	**2,554**	**1.60**	122,332	3,788	3.10	126,120	5,283	4.18
Wholesale time deposits	**11,293**	**258**	**2.29**	17,981	597	3.32	43,215	1,884	4.35
Borrowings	**77,081**	**2,515**	**3.26**	87,380	2,322	2.66	93,304	3,451	3.69
Total interest-bearing liabilities	**526,757**	**8,274**	**1.57**	400,825	8,794	2.19	401,563	12,494	3.10
Net interest income		**$ 20,165**			$ 14,607			$ 14,701	
Net interest rate spread			**3.55%**			3.31%			3.16%
Net earning assets	**$ 38,787**			$ 35,945			$ 41,519		
Net interest margin			**3.66%**			3.49%			3.45%
Average interest-earning assets to average interest-bearing liabilities	**1.07x**			1.09x			1.10x		

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. The change in interest attributable to rate has been determined by applying the change in rate between years to average balances outstanding in the later year. The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding between years. Changes that are not solely due to volume have been consistently attributed to rate.

	Years Ended December 31,								
	2010 vs. 2009			2009 vs. 2008			2008 vs. 2007		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
(Dollars in thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:									
Loans	**$ 4,827**	**$ 417**	**$ 5,244**	$ (592)	$ (1,735)	$ (2,327)	$ 1,687	$ (2,965)	$ (1,278)
Loans held for sale	**10**	**-**	**10**						
Taxable investment securities	**1,012**	**(1,121)**	**(109)**	(266)	(1,020)	(1,286)	245	425	670
Tax exempt investment securities	**(245)**	**31**	**(214)**	6	(8)	(2)	102	30	132
Federal funds sold	**(10)**	**2**	**(8)**	77	(255)	(178)	152	(464)	(312)
Interest bearing deposits with banks	**121**	**(6)**	**115**	15	(16)	(1)	(931)	917	(14)
Total interest-earning assets	**$ 5,715**	**$ (677)**	**5,038**	$ (760)	$ (3,034)	(3,794)	$ 1,255	$ (2,057)	(802)
Interest-bearing liabilities:									
Interest bearing demand	**$ 410**	**$ (27)**	**383**	$ 81	$ (33)	48	$ 63	$ 55	118
Savings and money market	**968**	**(490)**	**478**	509	(346)	163	(805)	(1,212)	(2,017)
Retail time deposits	**(162)**	**(1,072)**	**(1,234)**	(148)	(1,347)	(1,495)	(97)	(927)	(1,024)
Wholesale time deposits	**(187)**	**(154)**	**(341)**	(877)	(410)	(1,287)	(1,289)	2,397	1,108
Borrowings	**(146)**	**340**	**194**	(432)	(697)	(1,129)	1,372	(525)	847
Total interest-bearing liabilities	**$ 883**	**$ (1,403)**	**(520)**	$ (867)	$ (2,833)	(3,700)	$ (756)	$ (212)	(968)
Net interest income			**$ 5,558**			$ (94)			$ 166

Comparison of Operating Results for the Years Ended December 31, 2010 and December 31, 2009

General. During the year ended December 31, 2010, we recorded net income of $1.4 million or $0.17 basic and diluted earnings per share compared to a net loss of $1.7 million or $(0.20) basic and diluted earnings per share for the year ended December 31, 2009. This $3.1 million improvement in operating results reflects an increase in net interest income, a decrease in loan loss provision expense and an increase in noninterest income, which were partially offset by an increase in noninterest expense.

Interest Income. Total interest income for the year ended December 31, 2010, increased $5.0 million or 21.4% to $28.4 million, compared to $23.4 million during 2009. The increase was due to a $128.7 million, or 29.5%, increase in average interest-earning assets during 2010 to $565.5 million, compared to $436.8 million during 2009. This increase in average interest-earning assets was due primarily to the branch and FDIC-assisted acquisitions during the fourth quarter of 2009 and first half of 2010, as well as the opening of a new office in Valdosta in the third quarter of 2010. This increase in the average balance of earning assets was offset by a 38 basis points decrease in yield on average-earning assets to 5.12% during 2010 as compared to 5.50% in 2009, as a result of the effects of the rate cuts by the Board of Governors of the Federal Reserve System since 2007. In addition, our overall yield on average interest-earning assets decreased in 2010, because

we carried excess liquidity on our balance sheet, primarily from our branch and FDIC-assisted acquisitions and the net proceeds of the conversion stock offering, which have not yet been fully deployed. We expect the yield on our interest-earning assets to continue as rates remain low and excess liquidity is maintained.

Interest income on loans for 2010 was $23.8 million compared to $18.6 million for 2009. The $5.2 million increase in interest income on loans was primarily a result of the loans acquired in our branch and FDIC-assisted transactions and our expansion in new markets, which is reflected in an $80.1 million increase in the average loan portfolio balance in addition to a 7 basis point increase in the weighted average yield on loans to 6.28% for 2010 compared to 6.21% in 2009.

Interest income on investment securities for 2010 was $4.4 million compared to $4.8 million in 2009. Our average taxable investment securities increased by $33.4 million to $118.2 million offset by a decrease in tax exempt securities of $5.7 million in 2010 as a result of the investment of increased liquid assets in our acquisitions and the stock offering. Tax exempt securities average yield increased by 8 basis points from 2009; however, the average yield on taxable investment securities decreased by 131 basis points to 2.96 %.

Interest income on federal funds sold and bank deposits for 2010 was $174,000 compared to $68,000 in 2009. Our average federal funds sold and bank deposits increased by $20.5 million to $43.5 million a result of the investment of increased liquid assets from our acquisitions and the stock offering. However, the average yield on federal funds sold increased by 1 basis point while the average yield on bank deposits decreased by 22 basis points for 2010.

Interest Expense. Total interest expense decreased $500,000 or 5.7% to $8.3 million for the year ended December 31, 2010, compared to $8.8 million during 2009. The cost of interest-bearing liabilities decreased 63 basis points to 1.57% during 2010 compared with 2.20% during 2009, as a result of the continued downward trends in the rate cycle. This decrease in costs was offset partially by an increase in the average balance of interest-bearing liabilities during 2010 to $526.8 million, an increase of $126.0 million compared to $400.8 million during 2009, which reflects increases in deposits from our acquisitions and market expansion and an increase in Federal Home Loan Bank advances during 2010. We expect these decreases in the cost of interest-bearing liabilities will slow during 2011 as we near the end of the current rate cycle and because changes in Federal law authorize interest to be paid on business accounts in July 2011.

Interest expense on deposits for 2010 was $5.8 million compared to $6.5 million for 2009. The $700,000 decrease in interest expense on deposits was due to decreased rates on the entire deposit portfolio, primarily the certificate of deposit and money market portfolios, due to the portfolios repricing to lower market rates. The average rate paid on the deposit portfolio decreased 78 basis points from 2.06% for 2009 to 1.28% for 2010. This decrease in the rate paid on deposits was partially offset by a $136.3 million increase in the average balance of interest-bearing deposits portfolio, primarily as a result of our acquisitions and market expansion.

Interest expense on other borrowings, consisting of Federal Home Loan Bank advances, federal funds purchased and securities sold under agreement to repurchase, for 2010 was $2.5 million compared to $2.3 million for 2009. This reflects an $10.3 million decrease in average other borrowings to $77.1 million for 2010 and an increase yield paid on these borrowings, from an average rate paid of 2.66% for 2009 compared to 3.26% for 2010.

Net Interest Income. Net interest income for 2010 increased $5.6 million or 38.3% to $20.2 million from $14.6 million for 2009, primarily due to the decrease in interest expense even with a significant increase in interest-bearing liabilities. The net interest spread increased 24 basis to 3.55% for 2010 compared with 3.31% during 2009. The net interest margin increased 17 basis points for 2010 to 3.66% compared with 3.49% for 2009. Also see -Average Balances, Net Interest Income, Yields Earned and Rates Paid and – Rate/Volume Analysis.

Our asset-liability management policy seeks to mitigate interest rate risk by making our balance sheet as neutral as possible to changes in interest rates. Although our goal is to be neutral to changes in rates, we will not take undue risk to achieve this goal. Therefore, we remain exposed to fluctuation in interest rates. For more information on the effect of changes in interest rates, see Item 7a - Asset and Liability Management and Market Risk.

Provision for Loan Losses. During the year ended December 31, 2010, we recorded a $5.5 million provision for loan losses, which is a decrease compared to the $7.5 million provision recorded during 2009. The primary difference in provision expense was due to a large chargeoff that took place in the fourth quarter of 2009. We expect provision expense to remain elevated until economic conditions improve.

Our loan portfolio has included purchased loans since December 2009, which are recorded in our assets at a discount from the contractual principal value. See Note 8 of the Notes to Consolidated Financial Statements. These purchased loans are included in delinquent loans in the amount of their contractual principal balances when they are 30 to 89 days past due and are considered nonaccrual and are included in nonperforming loans in the amount of their contractual principal balances when they reach 90 days past due or greater. As of December 31, 2010, $1.9 million in purchased loans were included in our nonperforming loans.

Our internally criticized and classified assets totaled $37.8 million at December 31, 2010, compared to $35.8 million at December 31, 2009. These balances include nonperforming loans, other real estate, and repossessed assets. Our internal loan review processes strive to identify weaknesses in loans prior to performance issues. However, our processes do not always provide sufficient time to work out plans with borrowers that would avoid foreclosure and/or losses.

We establish provisions for loan losses, which are charged to operations, at a level we believe will reflect probable credit losses based on historical loss trends and an evaluation of specific credits in the loan portfolio. In evaluating the level of the allowance for loan losses, we consider the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and past due status and trends.

Noninterest Income. A summary of noninterest income, excluding securities transactions and bargain purchase gain, follows:

	Years Ended December 31,			
(Dollars in thousands)	2010	2009	$ Change	% Change
Service charges on deposit accounts	**$ 4,113**	$ 3,547	$ 566	16.0%
Other service charges, commissions and fees	**2,064**	1,406	658	46.9
Brokerage fees	**1,070**	914	156	17.1
Mortgage origination fees	**606**	345	261	75.7
Bank-owned life insurance	**610**	621	(11)	(1.8)
Life insurance proceeds	**916**	–	916	100.0
Other	**88**	45	43	95.5
Total noninterest income	**$ 9,467**	$ 6,878	$ 2,589	37.6
Noninterest income as a percentage average assets (annualized)	**1.5%**	1.4%		

The increase in service charges on deposit accounts, other service charges, commissions and fees is due primarily to the increase in new deposits accounts and new market activity from our acquisitions. Recent regulatory changes to the offering of overdraft privileges on ATM and debit cards may cause significant decreases in our overdraft fees in future periods. At this time, we are unable to estimate accurately the effect this and other potential legislation may have on our overdraft income. We are currently analyzing our options to replace this income stream if it is significantly affected by legislation or by a significant change in consumer behavior. These options most likely will result in a major change in the fees we charge to our deposit customers. We otherwise expect to see this trend continue.

The increase in brokerage fees during the year was due to an increase in assets under management during the year, due primarily to the increases seen in the equity markets. These fees are expected to increase in 2011 with our expanded brokerage business in the Statesboro markets.

Mortgage origination fees increased due to the expansion of our mortgage services to the Statesboro Market. During 2011, we expect to add more mortgage originators in other markets and expect mortgage origination fees to increase.

During 2010, we recorded $916,000 of life insurance proceeds on a former officer. We expect this to be a one time event.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Noninterest Expense. A summary of noninterest expense follows:

(Dollars in thousands)	Years Ended December 31, 2010	2009	$ Change	% Change
Salaries and employee benefits	**$ 12,676**	$ 8,899	$ 3,777	42.4%
Equipment	**1,131**	985	146	14.8
Occupancy	**1,511**	1,198	313	26.1
Advertising and marketing	**593**	439	154	35.1
Legal and accounting	**616**	493	123	24.9
Directors fees and retirement	**563**	553	11	2.0
Consulting and other professional fees	**364**	297	67	22.6
Telecommunications	**517**	239	278	116.3
Supplies	**350**	177	173	98.3
Data processing fees	**2,190**	1,606	584	36.4
(Gain) loss on sales and write-downs of other real estate owned	**(17)**	422	(439)	104.0
Foreclosed asset expenses	**1,013**	257	756	294.2
FDIC insurance and other regulatory fees	**924**	872	51	5.8
Impairment loss of premise for sale	**–**	502	(502)	N/A
Impairment loss on intangible asset	**1,000**	–	1,000	N/A
Other operating	**2,618**	1,332	1,286	96.5
Total noninterest expenses	**$ 26,049**	$ 18,271	$ 7,778	42.6
Noninterest expenses as a percentage of average assets	**4.0%**	3.7%		
Efficiency ratio	**79.8%**	81.6%		

The increase in salaries and employee benefits was due to an increase in the number of full-time equivalent employees to 217 at December 31, 2010, compared to 134 at December 31, 2009, primarily related to our de novo and acquired branches. We added approximately 45 employees associated with our May 2010 acquisition and increased our full-time equivalent employees by five at our new branch office in Valdosta, Georgia. In 2011, we may hire additional staff for our new Lee County office and in our finance, operations and credit areas to assist with the integration and operation of our recently acquired branches.

Equipment and occupancy expenses increased primarily due to the May 2010 acquisition and our other expansion activities.

Advertising and marketing expenses increased with our expansion into new market areas.

The increase in legal and accounting fees was due primarily to increased legal fees related to problem assets. We expect these legal fees to increase during 2011 due to the level of our foreclosed assets and problem loans. Accounting fees remained level for 2010; however, we expect accounting fees to increase in 2011 due to our increased asset size.

Consulting and other professional fees increased in 2010, because we hired outside advisors to assist us in evaluating expansion and acquisition opportunities and in integrating our recently acquired branches.

The increase in telecommunications expenses and supplies is related to our acquisition and expansion activity, and we expect this trend to continue in 2011.

The increase in data processing fees reflects our expanded operations and the increased use of debit and ATM cards; however, this cost was more than offset by the income we received on these transactions. We expect this trend to continue in 2011.

During 2010, we recorded a gain on the sale of other real estate owned. This gain related to the disposition of several properties we acquired in our FDIC-assisted acquisition. As we continue to dispose of property in this portfolio, we may record further gains. However, these gains may or may not be sufficient to offset other losses and write-downs we incur that are related to other real estate owned.

Foreclosed asset and collection expenses increased primarily due to the increase in foreclosed assets as a result of our FDIC-assisted transaction. We expect foreclosed asset and collection expenses on our other assets to remain high in 2011 due to our increased levels of problem loans and foreclosed assets.

Federal Deposit Insurance Corporation insurance and other regulatory fees increased during 2010. This increase is due primarily to increased deposit assessment rates charged by the Federal Deposit Insurance Corporation as well as a significant increase in deposits. This trend will continue for the foreseeable future as the Federal Deposit Insurance Corporation insurance continues to experience large losses on bank closures and assessment rates remain high. In addition, our Federal Deposit Insurance Corporation insurance will increase due to increased deposits associated with our expansion efforts and may increase due to the new assessment system in place that charges premiums on non-deposit liabilities.

During 2009, we had a $502,000 impairment on an asset that had been held for sale, and, in 2010, we had a $1.0 million pre-tax charge in the third quarter to write-off an intangible asset from our initial entry into Florida due to a change in federal law. Both of these were one time non-interest expense items that we do not anticipate having in 2011.

Other operating expenses increased primarily due to the amortization of core deposit intangibles associated with our acquisition activity in the fourth quarter of 2009 and the second quarter of 2010. In addition, we recorded conversion expenses of approximately $627,000 in 2010 related to cost associated with our acquisitions and conversion of the operating systems in these branches to our existing operating system.

Income Tax Expense. For the year ended December 31, 2010, we recorded an income tax benefit of $307,000, compared to a tax benefit of $1.7 million during 2009 Our nontaxable income exceeded total net income and thus a tax benefit was recorded for both periods.

Comparison of Operating Results for the Years Ended December 31, 2009 and December 31, 2008

General. Our net loss increased by $1.4 million to a loss of $1.7 million compared to a loss of $262,000 for the year ended December 31, 2008. Basic and diluted loss per share decreased to $0.16 per share for the year ended December 31, 2009 compared with $0.03 per share for the year ended December 31, 2008. A $4.2 million increase in loan loss provision expense, along with increases in noninterest expenses offset the improvement in noninterest income. Further explanations of these changes are discussed in more detail in the following sections.

Interest Income. Interest income decreased $3.8 million or 14.0% to $23.4 million at December 31, 2009 from $27.2 million at December 31, 2008. A 76 basis point decrease on yield in earnings assets, primarily due to a decrease in market interest rates, accounted for $3.0 million of the decrease, while a decrease in average balances during the year of $6.2 million accounted for $760,000 of the decrease. The decrease in average earning assets was due to a decrease in loan demand during the year. In the fourth quarter, our branch and FDIC-assisted acquisitions led to an increase in earning assets by year-end. However, these additions of earning assets late in the year did not make up for the decline in average balances that had occurred earlier in the year.

Interest Expense. Interest expense decreased $3.7 million or 29.6% to $8.8 million at December 31, 2009 from $12.5 million at December 31, 2008. A 91 basis point decrease in the cost of interest-bearing liabilities accounted for $2.8 million of the decrease, while a decrease in average balances, primarily wholesale deposits, accounted for $867,000 of the decrease.

Net Interest Income. Net interest income decreased $94,000 or 0.6% to $14.6 million compared with $14.7 million for the twelve months ending 2008. Our net interest spread increased 15 basis points to 3.31% compared with 3.16% during the year earlier period. The net interest margin increased 4 basis points to 3.49% versus 3.45% during the same period in 2008. Average interest-earning assets decreased $6.2 million or 1.4% to $436.8 million at December 31, 2009, compared with $443.1 million at December 31, 2008. Average interest-bearing liabilities decreased $738,000 or 0.2% to $400.8 million compared with $401.6 million at December 31, 2008.

The Board of Governors of the Federal Reserve System has made extreme moves in interest rates, dropping the federal funds rate from 5.25% in mid-2007 down to its current level of a targeted range of zero to 0.25%. These decreases in the federal funds rate caused our net interest margin to decline during 2008 and the first half of 2009. During the second half of 2009, we saw our net interest margin improve. The primary driver of this improvement was a decrease in our cost of interest-bearing liabilities. This occurred as we were able to lower our deposit rates, and as our structured repurchase agreements priced lower during the year. We

also reduced our wholesale time deposits from $27.8 million at December 31, 2008 to $14.1 million at December 31, 2009. During 2009, we also reduced our other borrowings by $10.0 million. For more information on interest rate changes, and the effects those changes may have on earnings, see Asset and Liability Management and Market Risk.

Provision for Loan Losses. We recorded a provision for loans losses of $7.5 million in 2009 compared with $3.4 million for the prior-year period. Net charge-offs of $6.4 million were part of the reason for the increase in loan loss provision expense for 2009. Non-performing loans increased $1.2 million to $8.5 million at December 31, 2009, compared with $7.3 million at December 31, 2008. The ratio of non-performing loans to total loans increased to 2.53% compared with 2.41% at December 31, 2008. The allowance for loan losses as a percentage of total loans increased by 17 basis points to 1.81% compared with 1.64% at December 31, 2008. The allowance for loan losses as a percentage of total loans, excluding purchased loans, increased by 43 basis points to 2.07% compared with 1.64% at December 31, 2008.

Loans past due 30 or more days and still accruing totaled $3.2 million, or 0.96% of total loans at December 31, 2009. This compares to $4.5 million at December 31, 2008, or 1.47% of loans. Excluding purchased loans, loans past due 30 or more days and still accruing totaled $1.8 million, or 0.61% of total loans at December 31, 2009. We had no loans past due 90 or more days and still accruing at December 31, 2009 or 2008.

Our internally criticized and classified assets totaled $35.8 million at December 31, 2009, compared to $27.0 million at December 31, 2008. These balances include the nonperforming loans, other real estate, and repossessed assets. Our internal loan review processes strive to identify weaknesses in loans prior to performance issues. However, our processes do not always provide sufficient time to work out plans with borrowers that would avoid foreclosure and/or losses.

Noninterest Income. A summary of noninterest income, excluding securities transactions, follows:

(Dollars in thousands)	For the Years Ended December 31, 2009	2008	$ Change	% Change
Service charges on deposit accounts	$ 3,547	$ 3,958	$ (411)	(10.4)%
Other service charges, commissions and fees	1,406	1,288	118	9.2
Brokerage fees	914	1,030	(116)	(11.3)
Mortgage origination fees	345	400	(55)	(13.8)
Bank owned life insurance	621	495	126	25.5
Other	45	301	(256)	(85.1)
Total noninterest income	$ 6,878	$ 7,472	$ (594)	(7.9)
Noninterest income as a percentage average assets	1.4%	1.5%		

The decrease in service charges on deposit accounts was due to a decrease in overdraft fees. During the year, we saw a decrease in the amount of depositors who overdrew their accounts. This was specifically true of our overdraft privilege program, which allows customers who meet certain standards to have their overdrafts covered up to $750, including checks, drafts, ACH, debit card and ATM transactions. We expect to continue to see decreased revenue in this area. In addition, recent regulatory changes to the offering of overdraft privilege on ATM and debit card transactions may cause significant decreases in our overdraft fees. At this time, we are unable to accurately estimate the effect this legislation, and other potential legislation, may have on our overdraft income. We are currently analyzing our options to replace this income stream if it is significantly affected by legislation or by a significant change in consumer behavior. These options will most likely result in a major change in the fees we charge to our deposit customers.

The increase in other service charges, commissions and fees was due primarily to an increase in debit and ATM transaction fees. Our customers continued to increase debit card usage instead of using cash or checks. We expect this trend to continue, despite a decrease in consumer spending.

The decrease in our brokerage fees was due primarily to a decrease in assets under management and, thus, a reduction in our asset management fees. This decrease was caused by market conditions and not by

a decrease in the number of clients we serve in this business. In addition, as market conditions worsened in late 2008 and early 2009, we saw a decrease in commissions earned as our clients became less active in the equity markets.

Mortgage fees decreased due to a slowdown in the real estate market for new sales and a slowdown in refinance activity. In addition, stricter underwriting standards required by our investors and regulatory changes have caused an increase in the amount of time it takes to process each loan, which could cause a decrease in revenue. We expect this trend to continue throughout 2010, unless we see significant improvement in the economy.

Earnings on bank-owned life insurance policies increased due to the purchase of an additional $5.0 million of cash surrender value of bank-owned life insurance policies in the middle of 2008 as 2009 was the first full year of earnings on this addition.

Other noninterest income decreased by $129,000 due to a decrease in Federal Home Loan Bank stock dividends. We received $10,000 of Federal Home Loan Bank dividends in 2009; however, we are uncertain about the level of dividends we may receive in the future. Other non-interest income decreased an additional $119,000 due to a gain on the sale of a real estate partnership we recorded in 2008 with no similar gain in 2009.

Noninterest Expense. A summary of noninterest expense follows:

	For the Years Ended December 31,			
(Dollars in thousands)	2009	2008	$ Change	% Change
Salaries and employee benefits	$ 8,899	$ 8,987	$ (88)	(1.0)%
Equipment	985	1,217	(232)	(19.1)
Occupancy	1,198	1,204	(6)	(0.5)
Advertising and marketing	439	496	(57)	(11.5)
Legal and accounting	493	528	(35)	(6.6)
Directors fees and retirement	553	552	1	0.2
Consulting and other professional fees	297	318	(21)	(6.6)
Telecommunications	239	258	(19)	(7.4)
Supplies	177	177	–	–
Data processing fees	1,606	1,300	306	23.5
Loss on sale and write-downs of other real estate owned	422	386	36	9.3
Foreclosed asset expenses	257	229	28	12.2
FDIC insurance and other regulatory fees	872	267	605	226.6
Impairment loss on premises held for sale	502	-	(502)	N/A
Other operating	1,332	1,510	(178)	(11.8)
Total noninterest expenses	$ 18,271	$ 17,429	$ 842	4.8
Noninterest expenses as a percentage average assets	3.7%	3.6%		

The decrease in salaries was due primarily to efforts to keep staffing levels in line with the slow down in the economy and our effort to increase efficiencies. However, with our branch acquisitions in December 2009, we increased our full-time equivalent employees from 120 at December 31, 2008, to 134 at December 31, 2009. In addition, we may hire additional staff in our finance, operations and credit areas to assist with our expansion efforts in 2010.

Equipment and occupancy expenses decreased primarily due to cost reduction measures we implemented to offset declines in revenue. However, we expect equipment and occupancy to increase in 2010 due to the addition of three new branches in December 2009 and five new branches in May 2010.

Advertising and marketing decreased due to our efforts to cut expenses in 2009. Due to our expansion efforts and branch acquisition activity, we expect advertising and marketing expenses to increase in 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The decrease in legal and accounting fees was due to a decrease in legal fees associated with collection efforts. However, these fees remain at historically high levels due to the elevated level of problem assets. We expect these costs to remain elevated until we see decreases in problem assets.

Directors fees remained level in 2009. We expect these fees to increase in 2010 due to the addition of local advisory boards related to our expansion efforts.

Consulting and other professional fees decreased primarily due to our efforts to reduce expenses in 2009. In 2010, these fees may increase as we use consultants and other professionals to assist with our analysis of expansion efforts and with the subsequent integration of any new offices and acquisitions.

Telecommunication expenses decreased due to our efforts to cut expenses in 2009. As we increase our branch network, we expect these fees to increase.

Supply expenses remained level in 2009, however, we expect those expenses to increase due to our expansion efforts.

Data processing expenses increased due to the increased amount of debit card transactions in 2009 and increases in other data processing fees. In 2010, our core processing contract terminates. We are currently negotiating this contract and expect to receive a reduction in rates. However, our expansion efforts may cause this total expense to increase despite the reduction we expect to receive in per account charges under the new contract.

The loss on sale and write-down of other real estate owned increased due to the increased amount of other real estate owned and efforts to dispose of these properties. We expect that these expenses will remain elevated until levels of other real estate owned are reduced.

Foreclosed asset expenses also increased significantly due to the increased level of foreclosed assets. We expect that these expenses also will remain elevated until levels of other real estate and repossessions are reduced.

The increase in Federal Deposit Insurance Corporation insurance and other regulatory fees was due to an increase in Federal Deposit Insurance Corporation insurance premiums during 2009, as well as a special assessment of $202,000. We expect Federal Deposit Insurance Corporation insurance and other regulatory fees to remain high based on the increased level of deposits and the amount of bank failure expenses that the Federal Deposit Insurance Corporation is incurring.

The decrease in other operating expenses was due primarily to our efforts to cut expenses in 2009.

Income Tax Expense. Income tax benefits were $496,000 more for the year ended December 31, 2009 as compared with 2008. The increase in tax benefits was partially due to an increase in the loss before taxes of $1.9 million, along with other factors. Due to the losses incurred in 2009 and 2008, a comparison of effective tax rates is not meaningful.

Due to the losses we have incurred in 2009 and 2008, we have increased our deferred tax assets to $6.7 million at December 31, 2009, compared to $5.2 million at December 31, 2008, and $4.0 million at December 31, 2007. We analyze our deferred tax assets for potential impairment and have determined that there is no impairment as of December 31, 2009.

Liquidity

We are required to have enough cash and investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

Liquidity management involves the matching of cash flow requirements of customers, who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs and the ability of Heritage to manage those requirements. Heritage strives to maintain an adequate liquidity position by managing the balances and maturities of interest earning assets and interest bearing liabilities so that the balance it has in short-term investments at any given time will adequately cover any reasonably anticipated immediate need for funds. Additionally, HeritageBank maintains relationships with correspondent banks, which could provide funds on short-term notice if needed. Our

liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities.

Heritage is a separate legal entity from HeritageBank and must provide for its own liquidity, as will Heritage after the conversion. In addition to its operating expenses, Heritage is responsible for paying any dividends declared to its stockholders, and interest and principal on outstanding debt. Heritage has also repurchased shares of its common stock. Heritage's primary source of funds consists of the net proceeds retained by Heritage from its initial public offering in 2010 and dividends from HeritageBank. There are regulatory restrictions on the ability of HeritageBank to pay dividends. At December 31, 2010, Heritage (on an unconsolidated basis) had $6.2 million in cash, federal funds sold, and interest-bearing deposits in banks generally available for its cash needs.

HeritageBank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided by operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, HeritageBank invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. HeritageBank also generates cash through borrowings, primarily from Federal Home Loan Bank advances, to leverage its capital base, provide funds for its lending and investment activities and enhance its interest rate risk management.

HeritageBank uses its sources of funds primarily to meet its ongoing commitments, pay maturing deposits, fund withdrawals and fund loan commitments. It is management's policy to manage deposit rates that are competitive with other local financial institutions, based on our needs and potential uses of the funds. Based on this management strategy, we believe that a majority of maturing deposits will remain with HeritageBank. In addition, HeritageBank had the ability, at December 31, 2010, to borrow an additional $15.6 million from the Federal Home Loan Bank of Atlanta and $20.0 million from other lenders as a funding source to meet commitments and for liquidity purposes.

In March 2008, we purchased a lot in the Lee County Georgia market for $743,000 for potential future expansion. We began construction of a branch at that location in late 2010 at an estimated cost of $2.5 million. We acquired approximately $40.5 million in cash in our acquisition of the five branches in May 2010, and had $61.5 million in net proceeds from our 2010 public stock offering, which increased the Company's liquidity levels significantly.

The consolidated statement of cash flows for the year ended December 31, 2010 and 2009, detail cash flows from operating, investing and financing activities. For the year ended December 31, 2010, net cash provided by operating activities was $5.7 million while financing activities provided $87.5 million and investing activities reduced cash $79.3 million, resulting in a net increase in cash of $13.9 million. The reduction of cash flow by investing activities included $40.5 million in proceeds from acquisition activity partially offset by net securities transactions that utilized $119.6 million of cash. Cash flow provided by financing activities included $61.5 million related to our common stock offering and a $20.0 million increase from the proceeds of other borrowings.

The liquidity of Heritage is monitored continuously by Heritage's Board-authorized Asset Liability Management Committee and on a periodic basis by state and federal regulatory authorities. As determined under guidelines established by these regulatory authorities, Heritage's and the HeritageBank's liquidity ratios at December 31, 2010, were considered satisfactory. At that date, Heritage's short-term investments were adequate to cover any reasonably immediate need for funds. Heritage is aware of no events or trends likely to result in a negative material change in liquidity.

Off-Balance Sheet Arrangements, Contractual Obligations and Commitments

The following table presents our longer term, non-deposit related, contractual obligations and commitments to extend credit to our borrowers, in aggregate and by payment due dates. In addition to the commitments below, we had overdraft protection available in the amounts of $11.6 million at December 31, 2010.

	December 31, 2010				
(In thousands)	Less than One Year	One through Three Years	Four through Five Years	After Five Years	Total
Contractual obligations:					
Federal Home Loan Bank advances	$ 27,500	$ –	$ 10,000	$ 25,000	$ 62,500
Repurchase agreement	13	5,000	5,000	20,000	30,013
Other borrowings	2,408	–	–	–	2,408
Operating leases (premises)	316	334	94	743	1,487
Total advances and operating leases	$ 30,237	$ 5,334	$ 15,094	$ 45,743	$ 96,408
Off-balance sheet loan commitments:					
Undisbursed portions of loans closed	$ –	$ –	$ –	$ –	$ –
Commitments to originate loans	–	–	–	–	–
Unused lines of credit	23,286	3,140	2,145	12,800	41,371
Total loan commitments	$ 23,286	$ 3,140	$ 2,145	12,800	$ 41,371
Total contractual obligations and loan commitments					$ 137,779

Capital Resources

Effective January 1, 2005, Heritage and HeritageBank became subject to minimum capital requirements imposed by the Georgia Department of Banking and Finance. As of that same date, HeritageBank also became subject to minimum capital requirements and capital categories established by the Federal Deposit Insurance Corporation.

The recent stock offering significantly increased our capital levels. Based on their capital levels at December 31, 2010, Heritage and HeritageBank exceeded these state and federal requirements. Consistent with our goals to operate a sound and profitable organization, our policy is for HeritageBank to maintain a "well-capitalized" status under the capital categories of the Federal Deposit Insurance Corporation. Based on capital levels at December 31, 2010, HeritageBank was considered to be well-capitalized.

As reflected below, Heritage and HeritageBank exceeded the minimum capital ratios at December 31, 2010:

	Actual		For Capital Adequacy Purposes		Minimum Required to Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk-Weighted Assets:						
Heritage Consolidated	$ 120,189	26.4%	$ 36,465	8.0%	N/A	–
HeritageBank	$ 88,712	19.9%	$ 35,739	8.0%	$ 44,674	10.0%
Tier I Capital to Risk-Weighted Assets:						
Heritage Consolidated	$ 114,560	25.1%	$ 18,234	4.0%	N/A	–
HeritageBank	$ 83,083	18.6%	$ 17,870	4.0%	$ 26,805	6.0%
Tier I Capital to Average Total Assets:						
Heritage Consolidated	$ 114,560	16.1%	$ 28,508	4.0%	N/A	–
HeritageBank	$ 83,083	12.1%	$ 27,436	4.0%	$ 34,294	5.0%

Impact of Inflation

The effects of price changes and inflation can vary substantially for most financial institutions. While management believes that inflation affects the economic value of total assets, it believes that it is difficult to assess the overall impact. Management believes this to be the case due to the fact that generally neither the timing nor the magnitude of changes in the consumer price index coincides with changes in interest rates or asset values. For example, the price of one or more of the components of the consumer price index may fluctuate considerably, influencing composite consumer price index, without having a corresponding affect on interest rates, asset values, or the cost of those goods and services normally purchased by us. In years of high inflation and high interest rates, intermediate and long-term interest rates tend to increase, adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans. In addition, higher short-term interest rates tend to increase the cost of funds. In other years, the opposite may occur.

Asset and Liability Management and Market Risk

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market rates change over time. Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates. To manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to understand, measure, monitor, and control the risk. These policies are designed to allow us to implement strategies to minimize the effects of interest rate changes to net income and capital position by properly matching the maturities and repricing terms of our interest earning assets and interest bearing liabilities. These policies are implemented by the risk management committee, which is composed of senior management and board members. The risk management committee establishes guidelines for and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity requirements. The objectives are to manage assets and funding sources to produce results that limit negative changes in net income and capital while supporting liquidity, capital adequacy, growth, risk and profitability goals. Senior managers oversee the process on a daily basis. The risk management committee meets quarterly to review, among other things, economic conditions and interest rate outlook, current and projected needs and capital position, anticipated changes in the volume and mix of assets and liabilities, interest rate risk exposure, liquidity position and net portfolio present value. The committee also recommends strategy changes, as appropriate, based on their review. The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors on a quarterly basis.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

- limiting the percentage of long-term, fixed-rate loans within our portfolio;
- originating a mix of variable-rate and shorter term fixed-rate loans;
- originating prime-based home equity lines of credit;
- managing deposit relationships for stability and a lower cost of funds position;
- using Federal Home Loan Bank advances and other funding sources to align maturities and repricing terms of funding sources with loans; and
- continuing the origination of consumer loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The risk management committee has oversight over the asset-liability management of Heritage. This committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net income and the market value of portfolio equity. Market value of portfolio equity is a measurement of the value of the balance sheet at a fixed point in time. It is summarized as the fair value of assets less the fair value of liabilities. The committee reviews computations of the value of capital at current interest rates and alternative interest rates. The variance in the net portfolio value between current interest rate computations and alternative rate computations represents the potential impact on capital if rates were to change.

Heritage is exposed only to U.S. dollar interest rate changes, and, accordingly, Heritage manages exposure by considering the possible changes in the net interest margin. Heritage does not have any trading instruments nor does it classify any portion of the investment portfolio as held for trading. Heritage monitors its sensitivity to changes in interest rates and may use derivative instruments to hedge this risk. Heritage does not enter into derivatives or other financial instruments for trading or speculative purposes. Finally, Heritage has no exposure to foreign currency exchange rate risk and commodity price risk.

Interest rates play a major part in the net interest income of a financial institution. The sensitivity to rate changes is known as "interest rate risk." The repricing of interest-earning assets and interest-bearing liabilities can influence the changes in net interest income.

Heritage uses simulation analysis to monitor changes in net interest income due to changes in market interest rates. The simulation of rising, declining and flat interest rate scenarios allows management to monitor and adjust interest rate sensitivity to minimize the impact of market interest rate swings. The analysis of the impact on net interest income over a 12-month period is subjected to a shock in interest rates of 100, 200, 300 and 400 basis point increase or decrease in market rates on net interest income and is monitored on a quarterly basis. We also monitor regulatory required interest rate risk analysis which simulates more dramatic changes to rates.

Heritage's strategy is to mitigate interest risk to the greatest extent possible. Based on our analysis of Heritage's overall risk to changes in interest rates, we structure investment and funding transactions to reduce this risk. These strategies aim to achieve neutrality to interest rate risk. Although we strive to have our net interest income neutral to changes in rates, due to the inherent nature of our business, we will never be completely neutral to changes in rates. As of December 31, 2010, a drop in interest rates would increase our net interest income and an increase in rates would decrease our net interest income, also known as liability sensitive. From 2008 through 2010, we put minimum interest rate requirements, also known as floors, in our prime-based floating rate loans. These floors are generally 200 to 300 basis points above their current index rate. These floors allowed us to earn a higher rate of interest than we would have otherwise earned during 2008, 2009 and 2010. However, due to these floors, many of our loans will not reprice when rates rise, until the increase in rates exceeds the loan floor. This lag in repricing is part of the reason we are liability sensitive over the next year in a rising rate environment. We feel that the level of interest rate risk is at an acceptable level, and is within our internal policy limits.

Heritage maintains a risk management committee that monitors and analyzes interest rate risk. This committee is comprised of members of senior management and outside directors. This committee meets on a

monthly basis and reviews the simulations listed above, as well as other interest rate risk reports.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities at December 31, 2010, the interest rate sensitivity gap (i.e., interest-rate sensitive assets divided by interest-rate sensitivity liabilities), the cumulative interest rate sensitivity gap ratio (i.e., interest-rate sensitive assets divided by interest-rate sensitive liabilities) and the cumulative sensitivity gap ratio. The table also sets forth the time periods in which earning assets and liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

	December 31, 2010				
	Maturing or Repricing Within				
	Zero to Three Months	Three Months to One Year	One to Five Years	Over Five Years	Total
Earning assets:					
Short-term assets	$ 10,911	$ –	$ –	$ –	$ 10,911
Investment securities	37,034	53,748	112,269	35,326	238,377
Loans held for sale	225	–	–	–	225
Loans	134,225	60,349	172,754	51,669	418,997
	182,395	114,097	285,023	86,995	668,510
Interest-bearing liabilities:					
Interest-bearing demand deposits	(98,364)	–	–	–	(98,364)
Savings and money market	(213,115)	–	–	–	(213,115)
Time deposits	(32,054)	(81,443)	(55,443)	(9,054)	(177,994)
Other borrowings	(32,421)	–	-	-	(32,421)
Federal Home Loan Bank advances	–	(27,500)	(10,000)	(25,000)	(62,500)
	(375,954)	(108,943)	(65,443)	(34,054)	(584,394)
Interest rate sensitivity gap	$ (193,559)	$ 5,154	$ 219,580	$ 52,941	$ 104,116
Cumulative interest rate sensitivity gap	$ (193,559)	$ (188,405)	$ 51,175	$ 104,116	
Interest rate sensitivity gap ratio	(0.49)	(1.05)	(4.36)	(2.55)	
Cumulative interest rate sensitivity gap ratio	(0.49)	(0.61)	(1.10)	(1.18)	

The following table shows the results of our projections for net interest income expressed as a percentage change over net interest income in a flat rate scenario for an immediate change or "shock" in market interest rates over a twelve month period. Due to the historically low level of interest rates, we do not believe downward shocks greater than 50 basis points are relevant. In addition, due to the historically low interest rate environment, there is concern that we may see dramatic increases in interest rates when they begin to rise. To address this concern, we increased our upward interest rates shocks to include a shock of 400 basis points.

Market Rate Change	Effect on Net Interest Income
+400	-11.0%
+300	-13.8%
+200	-9.0%
+100	-4.8%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Heritage Financial Group, Inc.
and Subsidiary
Albany, Georgia

We have audited the accompanying consolidated balance sheets of Heritage Financial Group, Inc. and Subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Group, Inc. and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Mauldin & Jenkins, LLC

Albany, Georgia
March 31, 2011

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
Assets		
Cash and due from banks	**$ 28,802,742**	$ 14,921,517
Interest-bearing deposits in banks	**10,911,460**	43,236,287
Federal funds sold	**2,700,000**	11,340,000
Securities available for sale, at fair value	**238,376,902**	120,526,900
Federal Home Loan Bank Stock, at cost	**3,703,400**	3,253,400
Other equity securities, at cost	**1,010,000**	1,010,000
Loans held for sale	**224,500**	–
Loans	**418,996,996**	334,138,932
Less allowance for loan losses	**8,101,445**	6,060,460
Loans, net	**410,895,551**	328,078,472
Premises and equipment, net	**21,411,630**	15,590,120
Premises held for sale	**1,080,000**	1,080,000
Accrued interest receivable	**2,907,050**	2,799,375
Foreclosed assets	**3,688,727**	1,795,544
Goodwill and intangible assets	**2,912,423**	1,570,832
Cash surrender value of bank owned life insurance	**15,023,828**	14,756,771
Other assets	**11,788,073**	11,988,301
	$ 755,436,286	$ 571,947,519
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	**$ 44,769,144**	$ 28,881,905
Interest-bearing	**489,473,815**	397,724,617
Total deposits	**534,242,959**	426,606,522
Federal funds purchased and securities sold under repurchase agreements	**32,421,482**	32,843,465
Other borrowings	**62,500,000**	42,500,000
Accrued interest payable	**702,495**	706,321
Other liabilities	**6,229,438**	8,474,370
Total liabilities	**636,096,374**	511,130,678
Commitments and contingencies		
Stockholders' equity		
Preferred stock, par value; $0.01; 5,000,000 and 1,000,000 shares authorized; none issued, respectively	**–**	–
Common stock, par value $0.01; 45,000,000 and 25,000,000 shares authorized; 8,710,511 and 11,454,344 shares issued, respectively	**87,106**	114,543
Capital surplus	**88,876,137**	40,609,551
Retained earnings	**39,535,922**	38,984,165
Accumulated other comprehensive loss, net of tax of $2,609,457 and $1,591,489	**(3,914,186)**	(2,387,234)
Unearned employee stock ownership plan (ESOP) shares, 492,320 and 242,385 shares	**(5,245,067)**	(2,423,850)
	119,339,912	74,897,175
Treasury stock, at cost, - and 1,055,084 shares	**–**	(14,080,334)
Total stockholders' equity	**119,339,912**	60,816,841
	$ 755,436,286	$ 571,947,519

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2010	2009	2008
Interest income			
Interest and fees on loans	**$ 23,809,819**	$ 18,555,397	$ 20,881,600
Interest on taxable securities	**3,495,200**	3,603,871	4,890,165
Interest on nontaxable securities	**959,640**	1,174,043	1,175,720
Interest on federal funds sold	**45,257**	53,629	232,456
Interest on deposits in other banks	**129,275**	13,870	15,424
	28,439,191	23,400,810	27,195,365
Interest expense			
Interest on deposits	**5,759,328**	6,471,521	9,042,782
Interest on other borrowings	**2,514,931**	2,321,842	3,451,560
	8,274,259	8,793,363	12,494,342
Net interest income	**20,164,932**	14,607,447	14,701,023
Provision for loan losses	**5,500,000**	7,500,000	3,350,000
Net interest income after provision for loan losses	**14,664,932**	7,107,447	11,351,023
Noninterest income			
Service charges on deposit accounts	**4,112,557**	3,546,681	3,957,589
Other service charges, commissions and fees	**2,064,479**	1,405,938	1,287,591
Brokerage fees	**1,069,983**	914,041	1,029,980
Mortgage origination fees	**606,556**	344,576	400,044
Bank owned life insurance	**610,375**	620,652	495,492
Gain on bank owned life insurance	**915,957**	–	–
Impairment loss on securities available for sale	–	–	(3,119,181)
Gain on sales of securities	**293,791**	908,877	234,676
Bargain purchase gain	**2,722,063**	–	–
Other	**87,657**	45,885	301,308
	12,483,418	7,786,650	4,587,499
Noninterest expense			
Salaries and employee benefits	**12,675,636**	8,898,984	8,987,913
Equipment	**1,130,500**	984,985	1,217,142
Occupancy	**1,511,463**	1,197,823	1,204,156
Data processing fees	**2,190,497**	1,605,510	1,299,963
Directors fees and retirement	**563,312**	553,428	552,289
Consulting and other professional fees	**363,652**	296,975	317,957
Advertising and marketing	**592,974**	439,032	496,124
Legal and accounting	**616,110**	493,118	528,085
Telecommunications	**517,276**	239,073	257,617
Supplies	**349,772**	176,521	176,973
FDIC insurance and other regulatory fees	**924,129**	871,622	267,475
(Gain) loss on sales and write-downs of other real estate owned	**(17,512)**	422,100	386,317
Foreclosed asset and collection expenses	**1,013,075**	256,671	229,039
Impairment loss on intangible asset	**1,000,000**	–	–
Impairment loss on premises held for sale	–	502,469	–
Other operating	**2,618,230**	1,332,431	1,507,808
	26,049,114	18,270,742	17,428,858
Income (loss) before income taxes	**$ 1,099,236**	$ (3,376,645)	$ (1,490,336)
Applicable income tax benefits	**(306,638)**	(1,724,326)	(1,227,976)
Net income (loss)	**$ 1,405,874**	$ (1,652,319)	$ (262,360)
Basic income (loss) per share	**$ 0.17**	$ (0.20)	$ (0.03)
Diluted income (loss) per share	**$ 0.17**	$ (0.20)	$ (0.03)

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2010	2009	2008
Net income (loss)	**$ 1,405,874**	$ (1,652,319)	$ (262,360)
Other comprehensive income (loss):			
Net realized gain on termination of cash flow hedge during the period, net of tax of $510,078	–	–	765,117
Elimination of unrealized gain on cash flow hedge terminated during the period, net of tax of $156,558	–	–	(234,838)
Accretion of realized gain on terminated cash flow hedge, net of tax of $140,747 and $64,018	**(211,120)**	(211,120)	(96,027)
Net unrealized holding gains (losses) arising during period, net of tax (benefit) of $694,927;($671,983); $994,469	**(1,042,391)**	1,007,973	(1,491,704)
Reclassification adjustment for (gains) losses and securities impairment included in net income (loss), net of tax (benefit) $117,516; $363,551; ($1,153,802)	**(176,274)**	(545,326)	1,730,703
Adjustment to recognize funded status of pension plan, net of tax (benefit) of $64,778, ($31,248) and $37,028	**(97,167)**	46,872	(55,542)
Total other comprehensive income (loss)	**(1,526,952)**	298,399	617,709
Comprehensive income (loss)	**$ (121,078)**	$ (1,353,920)	$ 355,349

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Par Value	Capital Surplus	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Other Comprehensive Income (Loss)	Total
Balance, December 31, 2007	11,443,723	$114,437	$ 39,009,323	$ 42,406,483	$ (3,305,250)	$ (9,329,501)	$ (3,303,342)	$ 65,592,150
Net loss	–	–	–	(262,360)	–	–	–	(262,360)
Cash dividend declared, $0.28 per share	–	–	–	(786,914)	–	–	–	(786,914)
Stock-based compensation expense	–	–	809,086	–	–	–	–	809,086
Repurchase of 377,894 shares of stock for the treasury	–	–	–	–	–	(4,244,715)	–	(4,244,715)
Issuance of 330 shares of common stock from the treasury	–	–	(836)	–	–	4,403	–	3,567
Forfeiture of restricted shares of common stock	(884)	(9)	9	–	–	–	–	–
Issuance of restricted shares of common stock	9,505	95	(95)	–	–	–	–	–
Other comprehensive income	–	–	–	–	–	–	617,709	617,709
Tax benefit shortfall from stock-based compensation plans	–	–	(3,432)	–	–	–	–	(3,432)
ESOP shares earned, 44,070 shares	–	–	47,182	–	440,700	–	–	487,882
Balance, December 31, 2008	11,452,344	$114,523	$ 39,861,237	$ 41,357,209	$ (2,864,550)	$ (13,569,813)	$ (2,685,633)	$ 62,212,973
Net loss	–	–	–	(1,652,319)	–	–	–	(1,652,319)
Cash dividend declared, $0.32 per share	–	–	–	(720,725)	–	–	–	(720,725)
Stock-based compensation expense	–	–	807,402	–	–	–	–	807,402
Repurchase of 62,026 shares of stock for the treasury	–	–	–	–	–	(516,426)	–	(516,426)
Issuance of 440 shares of common stock from the treasury	–	–	(2,602)	–	–	5,905	–	3,303
Issuance of restricted shares of common stock	2,000	20	(20)	–	–	–	–	–
Other comprehensive income	–	–	–	–	–	–	298,399	298,399
Tax benefit shortfall from stock-based compensation plans	–	–	(58,494)	–	–	–	–	(58,494)
ESOP shares earned, 44,070 shares	–	–	(73,946)	–	440,700	–	–	366,754
Tax benefit on ESOP expense	–	–	75,974	–	–	–	–	75,974
Balance, December 31, 2009	11,454,344	$114,543	$ 40,609,551	$ 38,984,165	$ (2,423,850)	$ (14,080,334)	$ (2,387,234)	$ 60,816,841
Net income	–	–	–	**1,405,874**	–	–	–	**1,405,874**
Cash dividend declared, $0.36 per share	–	–	–	**(854,117)**	–	–	–	**(854,117)**
Stock-based compensation expense	–	–	**809,653**	–	–	–	–	**809,653**
Repurchase of 1,578 shares of stock for the treasury	–	–	–	–	–	**(18,904)**	–	**(18,904)**
Issuance of 1,075 shares of common stock from the treasury	–	–	**(3,506)**	–	–	**14,343**	–	**10,837**
Items relating to conversion and stock offering:								
Merger of Heritage MHC	**(7,868,875)**	**(78,689)**	**101,932**	–	–	–	–	**23,243**
Treasury stock retired	**(1,055,587)**	**(10,556)**	**(14,074,339)**	–	–	**14,084,895**	–	–
Common stock exchanged for cash in lieu of issuing fractional shares	**(411,127)**	**(4,110)**	**4,110**	–	–	–	–	–
Proceeds from stock offering, net offering expenses ($4,458,503)	**6,591,756**	**65,918**	**61,393,139**	–	–	–	–	**61,459,057**
Purchase of ESOP shares (327,677)	–	–	–	–	**(3,276,770)**	–	–	**(3,276,770)**
Other comprehensive loss	–	–	–	–	–	–	**(1,526,952)**	**(1,526,952)**
Tax benefit from stock-based compensation plans	–	–	**(14,417)**	–	–	–	–	**(14,417)**
ESOP shares earned, 38,403 shares	–	–	**3,626**	–	**455,553**	–	–	**459,179**
Tax benefit on ESOP expense	–	–	**46,388**	–	–	–	–	**46,388**
Balance, December 31, 2010	**8,710,511**	**$ 87,106**	**$ 88,876,137**	**$ 39,535,922**	**$ (5,245,067)**	**$ –**	**$ (3,914,186)**	**$119,339,912**

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
OPERATING ACTIVITIES			
Net income (loss)	**$ 1,405,874**	$ (1,652,319)	$ (262,360)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**946,286**	911,587	964,205
Amortization of deposit intangibles	**275,875**	–	–
Impairment loss on intangible assets	**1,000,000**	–	–
Impairment loss on premises held for sale	–	502,469	–
Provision for loan losses	**5,500,000**	7,500,000	3,350,000
ESOP compensation expense	**459,179**	366,754	487,882
Provision for deferred taxes	**(652,873)**	(699,010)	(1,926,940)
Stock-based compensation expense	**809,653**	807,402	809,086
Net gain on termination of cash flow hedge	–	–	1,275,195
Accretion of gain on termination of cash flow hedge	**(351,866)**	(351,867)	(160,045)
Impairment losses on securities available for sale	–	–	3,119,181
Gain on sales of securities available for sale	**(293,791)**	(908,877)	(234,676)
(Gain) loss on sales and write-downs of other real estate owned	**(17,512)**	422,100	386,317
Net (gain) loss on sales or disposal of premises and equipment	**(3,617)**	(12,064)	865
Increase in bank owned life insurance	**(267,057)**	(620,652)	(495,472)
Excess tax benefit related to stock-based compensation plans	**14,417**	58,494	3,432
Excess tax expense related to ESOP	**(46,388)**	(75,974)	–
(Increase) decrease in interest receivable	**115,402**	(44,055)	431,030
Increase (decrease) in interest payable	**(43,134)**	(501,498)	97,690
(Increase) decrease in taxes receivable	**1,608,321**	(878,411)	695,099
(Increase) decrease in prepaid FDIC assessment	**836,434**	(2,020,181)	–
Gain on bank owned life insurance	**(915,957)**	–	–
Bargain purchase gain	**(2,722,063)**	–	–
Net other operating activities	**(2,010,614)**	(367,301)	(83,939)
Total adjustments	**4,240,695**	4,088,916	8,718,910
Net cash provided by operating activities	**5,646,569**	2,436,597	8,456,550
INVESTING ACTIVITIES			
(Increase) decrease in interest-bearing deposits in banks	**32,324,827**	(42,490,529)	(365,797)
Purchases of securities available for sale	**(256,281,260)**	(97,885,273)	(64,161,362)
Proceeds from maturities of securities available for sale	**100,128,082**	31,400,213	15,985,014
Proceeds from sales of securities available for sale	**36,565,857**	64,814,421	37,416,842
Purchase of bank owned life insurance	–	–	(5,000,000)
Increase in Federal Home Loan Bank stock	**(450,000)**	(67,600)	(216,100)
Purchase of other equity securities	–	–	(1,010,000)
(Increase) decrease in federal funds sold	**8,640,000**	18,914,000	(15,749,000)
Decrease in loans, net	**(40,083,365)**	(3,548,886)	(3,906,118)
Purchases of premises and equipment	**(3,333,599)**	(691,749)	(2,950,733)
Net cash received from acquisition activity	**40,552,942**	61,446,617	–
Proceeds from sales of premises and equipment	**17,261**	12,745	–
Proceeds from sales of other real estate owned	**2,628,085**	1,220,206	1,112,341
Net cash provided by (used in) investing activities	**(79,291,170)**	33,124,165	(38,844,913)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
FINANCING ACTIVITIES			
Increase (decrease) in deposits	**$ 10,572,492**	$ (9,634,666)	$ 7,916,584
Increase (decrease) in federal funds purchased and securities sold under repurchase agreements	**(421,983)**	(8,654,026)	26,209,039
Proceeds from other borrowings	**20,000,000**	–	46,000,000
Repayment of other borrowings	**–**	(11,293,787)	(43,500,000)
Excess tax benefit related to stock-based compensation plans	**(14,417)**	(58,494)	(3,432)
Excess tax related to ESOP	**46,388**	75,974	–
Purchase of treasury shares, net	**(8,067)**	(513,123)	(4,241,148)
Net proceeds from common stock offering and reorganization	**61,482,300**	–	–
Purchase of common shares for ESOP	**(3,276,770)**	–	–
Dividends paid to stockholders	**(854,117)**	(720,725)	(786,914)
Net cash provided by (used in) financing activities	**87,525,826**	(30,798,847)	31,594,129
Net increase in cash and due from banks	**13,881,225**	4,761,915	1,205,766
Cash and due from banks at beginning of year	**14,921,517**	10,159,602	8,953,836
Cash and due from banks at end of year	**$ 28,802,742**	$ 14,921,517	$ 10,159,602
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid (received) during the year for:			
Interest	**$ 8,278,085**	$ 9,132,084	$ 12,396,652
Income taxes paid (received)	**$ (806,619)**	$ 64,821	$ 7,300
NONCASH TRANSACTIONS			
Increase (decrease) in unrealized losses on securities available for sale	**$ 1,299,068**	$ (771,078)	$ (398,332)
Decrease in unrealized gain on terminated cash flow hedges	**$ –**	$ –	$ 391,396
Principal balances of loans transferred to other real estate owned	**$ 4,559,863**	$ 716,084	$ 3,276,417
Pension liability increase (decrease)	**$ 97,167**	$ (78,120)	$ 92,570

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Heritage Financial Group, Inc. (the "Company"), a Maryland corporation, was incorporated in May 2010 and organized by Heritage MHC (the "MHC"), Heritage Financial Group and Heritage Bank of the South (the "Bank") to facilitate the second-step conversion of the Company from the mutual holding company structure to the stock holding company structure (the "Conversion"). Upon consummation of the conversion, which occurred on November 30, 2010, the Company became the holding company for the Bank and a 100% publicly owned stock holding company. As a result of the conversion, each share of Heritage Financial Group's common stock owned by public shareholders was exchanged for 0.8377 shares of the Company's common stock, with cash being paid in lieu of issuing fractional shares.

Concurrent with the conversion, the Company sold a total of 6,591,756 shares of common stock in the subscription, community and syndicated offerings at $10 per share, including 327,677 shares to the Heritage Financial Group, Inc. employee stock ownership plan. The Company had common shares outstanding of 8,710,511 after the conversion, offering and exchange.

Through the Bank, the Company operates a full service banking business and offers a broad range of retail and commercial banking services to its customers located primarily in Southern Georgia and North Central Florida. The Company and the Bank are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred tax assets, other-than-temporary impairments of securities, and the fair value of financial instruments.

Acquisition Accounting

Acquisitions are accounted for under the purchase method of accounting. Purchased assets and assumed liabilities are recorded at their estimated fair values as of the purchase date. Any identifiable intangible assets are also recorded at fair value. When the fair value of the assets purchased exceed the fair value of liabilities assumed, a "bargain purchase gain" results. If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available.

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date and prohibit the carryover of the related allowance for loan losses. When the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments, the difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. The Company must estimate expected cash flows at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges and adjusted accretable yield which will have a positive impact on interest income. In addition, purchased loans without evidence of credit deterioration are also accounted for under this method in FDIC-assisted acquisitions.

All identifiable intangible assets that are acquired in a business combination are recognized at fair value on the acquisition date. Identifiable intangible assets are recognized separately if they arise from contractual or other legal rights or if they are separable (i.e., capable of being sold, transferred, licensed, rented, or exchanged separately from the entity). Because deposit liabilities and the related customer relationship intangible assets may be exchanged in a sale or exchange transaction, the intangible asset associated with the depositor relationship is considered identifiable.

Cash and Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, interest-bearing deposits, interest receivable, deposits, federal funds purchased and securities sold under repurchase agreements and interest payable in banks are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balance requirements was approximately $9,684,000, and $2,787,000 at December 31, 2010 and 2009, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Management has not classified any of its debt securities as held to maturity. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect. Equity securities, including other equity securities, without a readily determinable fair value are classified as available for sale and recorded at cost. Restricted equity securities are recorded at cost.

The amortization of premiums and accretion of discounts are recognized in interest income using the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date.

The Company evaluates investment securities for other-than-temporary impairment using relevant accounting guidance specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Securities purchased under resale agreements and securities sold under repurchase agreements are generally accounted for as collateralized financial transactions as more fully disclosed in Note 12. They are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is the Company's policy to take possession of securities purchased under resale agreements, which are primarily U.S. Government and Government agency securities. The market value of these securities is monitored, and additional securities are obtained when deemed appropriate to ensure such transactions are adequately collateralized. The Company also monitors its exposure with respect to securities sold under repurchase agreements, and a request for the return of excess securities held by the counterparty is made when deemed appropriate.

Originated Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances less unearned income, net deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of certain direct origination costs of consumer loans not secured by real estate, are recognized at the time the loan is placed on the books. Loan origination fees and costs for all other loans are deferred and recognized as an adjustment of the yield over the life of the loan using the level yield method.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Past due status is based on contractual terms of the loan. Generally, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Most mortgage loans held for sale are generally sold with servicing rights released. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold. Sales in the secondary market are recognized when full acceptance and funding has been received.

Purchased Loans

Loans acquired in business acquisitions are recorded at the fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an allowance for loan losses is not recorded at the acquisition date.

In determining the acquisition date fair value of purchased loans, and in subsequent accounting, the Company generally aggregates purchased loans into pools of loans with common risk characteristics. Expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the life of the loans using a level yield method if the timing and amount of the future cash flows of the pool is reasonably estimable. Subsequent to the acquisition date, increases in cash flows over those expected at the acquisition date are recognized as interest income prospectively. Decreases in expected cash flows after the acquisition date are recognized by recording an allowance for loan losses.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower's ability to pay an estimated value of any underlying collateral. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For impaired loans, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for other qualitative factors. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the

historical loss or risk rating data. An unallocated component may be maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Mortgage Origination Fees

The Company originates first mortgage loans for other investors. These loans are not funded by the Company but, upon closing, the Company receives a fee from the investor. Generally, the Company receives fees equivalent to a stated percentage of the loan amount.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives:

	Years
Buildings	40
Furniture and equipment	3-7

Intangible Assets

In 2009, intangible assets consisted of a payment made to complete a series of transactions which allowed the Company to acquire the right to branch into Florida in 2006. This indefinite lived intangible asset was required to be tested at least annually for impairment or whenever events occurred that may have indicated the recoverability of the carrying amount was not probable. In the event of impairment, the amount by which the carrying amount exceeded the fair value was charged to earnings. In July 2010, a law was enacted that removed certain barriers to interstate branching which resulted in complete impairment in the carrying value of this intangible asset. The carrying amount of this asset at December 31, 2010 and 2009 was $0 and $1,000,000, respectively.

Intangible assets also consist of core deposit intangibles acquired in connection with business combinations. The core deposit intangibles are initially recognized based on a valuation performed as of the consummation date. The core deposit intangibles are amortized over the average remaining life of the acquired customer deposits, or approximately 7 years. Intangible assets were evaluated for impairment as of December 31, 2010, and based on that evaluation there was no impairment. The carrying amount of the core deposit intangible at December 31, 2010 and December 31, 2009 was $2,635,809 and $570,832, respectively. These core deposit intangibles were acquired in May 2010 and December 2009 and, therefore, no amortization expense or related accumulated amortization was recorded as of December 31, 2009. Amortization expense for the year ending December 31, 2010 was $275,875.

Goodwill

Goodwill recorded represents the excess of the purchase price over the fair value of the net assets acquired in acquisitions. Goodwill acquired in a purchase business combination is determined to have an indefinite useful life and is not amortized, but tested for impairment at least annually.

Goodwill is tested for impairment on an annual basis and between annual tests if events occur, or if circumstances change, that would more likely than not reduce the fair value below its carrying amount. The annual impairment test is based on discounted cash flow models that incorporate variables including growth in net income, discount rates, and terminal values. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized as a non-cash charge. Goodwill was evaluated for impairment during the fourth quarter of 2010, and based on that evaluation there was no impairment.

Foreclosed Assets

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are expensed.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Pension Plan

The compensation cost of an employee's pension benefit is recognized on the projected unit credit method over the employee's approximate service period. The Company's funding policy is to contribute annually an amount that satisfies the funding standard account requirements of ERISA.

Employee Stock Ownership Plan ("ESOP")

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

The Company accounts for its ESOP in accordance with ASC 718-40. Accordingly, since the Company sponsors the ESOP with an employer loan, neither the ESOP's loan payable or the Company's loan receivable are reported in the Company's consolidated balance sheet. Likewise, the Company does not recognize interest income or interest cost on the loan. Unallocated shares held by the ESOP are recorded as unearned ESOP shares in the consolidated statement of changes in stockholders' equity. As shares are released for allocation, the Company recognizes compensation expense equal to the average market price of the shares for the period.

Income Taxes

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. The Company and Bank file consolidated income tax returns but maintain a tax allocation agreement, whereby the Company and Bank calculate their respective amounts of income and expenses and are only responsible for their share of the consolidated income taxes as if they were to file on an unconsolidated basis.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

Income (Loss) Per Share

Basic income (loss) per share represent net income (loss) available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding unearned shares of the Employee Stock Ownership Plan and unvested shares of stock. Diluted income (loss) per share are computed by dividing net income (loss) by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares. Potential common shares consist only of stock options and unvested restricted shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income (loss), are components of comprehensive income (loss).

Advertising Costs

Advertising costs are expensed as incurred.

Reclassification

Certain amounts in the consolidated financial statements presented in the year ended December 31, 2009 have been reclassed to conform to the December 31, 2010 presentation.

Recent Accounting Standards

The following are summaries of recently issued accounting pronouncements that impact the accounting and reporting practices of the Company:

In June 2009, the FASB issued two standards which change the way entities account for securitizations and special-purpose entities: Statement of Financial Accounting Standards (SFAS) No. 166, Accounting for Transfers of Financial Assets, (ASC Topic 860) and SFAS No. 167, Amendments to FASB Interpretation No. 46(R), (ASC Topic 810). SFAS No. 166 is a revision to SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. This statement eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS No. 167 is a revision to FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. These new standards require a number of new disclosures. SFAS No. 167 requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity's financial statements. SFAS No. 166 enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets. These statements are effective at the beginning of a reporting entity's first fiscal year beginning after November 15, 2009. Early application was not permitted. The adoption of these statements did not have a material effect on the Company's consolidated financial position or results of operations.

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements. This ASU amends ASC Topic 820 to provide users of financial statements with additional information regarding fair value. New disclosures required by the ASU include disclosures of significant transfers between Level 1 and Level 2 and the reasons for such transfers, disclosure of the reasons for transfers in or out of Level 3 and that significant transfers into Level 3 be disclosed separately from significant transfers out of Level 3, and disclosure of the valuation techniques used in connection with Level 2 and Level 3 valuations and the reason for any changes in valuation methods. This ASU will generally be effective for interim and annual periods beginning after December 15, 2009. However, disclosures of purchases, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this ASU did not have a material effect on the Company's consolidated financial position or results of operations.

In February 2010, the FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements. The ASU requires Securities and Exchange Commission (SEC) filers to evaluate subsequent events through the date the financial statements are issued and removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated. The FASB believes these amendments alleviate potential conflicts with the SEC's requirements. The ASU was effective upon issuance for the Company. The adoption of this ASU did not have a material effect on the Company's consolidated financial position or results of operations.

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The guidance requires additional disclosure to facilitate financial statement users' evaluation of the following: (1) the nature of credit risk inherent in the entity's loan portfolio, (2) how that risk is analyzed and assessed in arriving at the allowance for loan losses, and (3) the changes and reasons for those changes in the allowance for loan losses. For public companies, increased disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010. Increased disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In January 2011, the FASB issued ASU No. 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update 2010-20. The guidance defers the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial position or results of operations.

NOTE 2. ACQUISITION ACTIVITY

Five Branches of The Park Avenue Bank

On May 24, 2010, the Company completed an acquisition of five branches of The Park Avenue Bank ("PAB"), two in Statesboro and one each in Baxley, Hazlehurst and Adel, Georgia.

The table below represents the refinements to the Company's initial fair value adjustments allowed by ASC 820, recorded subsequent to the date of acquisition, as of December 31, 2010:

(Dollars in thousands)	As Recorded by Heritage Financial Group	Adjusted Fair Value	As Recorded by Heritage Financial Group
Assets			
Cash and cash equivalents	$ 40,562	$ –	$ 40,562
Premises and equipment	3,448	–	3,448
Loans	51,792	(749)[a]	51,043
Core deposit intangibles	1,130	781 [b]	1,911
Other assets	245	(63)	182
Total Assets	$ 97,177	$ (31)	$ 97,146
Liabilities			
Noninterest-bearing deposits	$ 15,564	$ –	$ 15,564
Interest-bearing deposits	81,557	(31)[c]	81,526
Other liabilities	56	–	56
Total Liabilities	$ 97,177	$ (31)	$ 97,146

The Company does not expect to make any future adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Explanations

(a) The adjustment represents a refinement to the fair market value of the loans assumed in the transaction.

(b) The adjustment represents a refinement to the value of the core deposit intangible assumed in the acquisition. The core deposit intangible was recorded as an identifiable intangible asset and will be amortized over the average life of the related deposit portfolio, estimated to be seven years.

(c) The adjustment represents a refinement to fair value of the CD's acquired and will be amortized to reduce interest expense over the average life of the portfolio.

The Company did not acquire any loans with deteriorated credit quality as of the acquisition date in the PAB branch transaction. Accordingly, the Company accounts for the loans acquired in this transaction under FASB ASC 805, Business Combinations.

The Tattnall Bank

On December 4, 2009, the Company participated in a federally-assisted acquisition of substantially all of the assets and substantially all of the liabilities of The Tattnall Bank ("Tattnall") from the FDIC. Tattnall operated two branch offices in the Southeast Georgia markets of Reidsville and Collins. The Company's bid included a discount payment from the FDIC totaling $15.0 million. The Company did not enter into a loss-sharing agreement with the FDIC.

The table below represents the refinements to the Company's initial fair value adjustments allowed by ASC 820, recorded subsequent to the date of acquisition, as of December 31, 2010:

(Dollars in thousands)	As Recorded by Heritage Financial Group	Adjusted Fair Value	As Recorded by Heritage Financial Group
Assets			
Cash and cash equivalents	$ 31,904	$ –	$ 31,904
Investment securities	1,036	–	1,036
Loans	24,874	2,655 (a)	27,529
Foreclosed assets	601	–	601
Core deposit intangibles	159	104 (b)	263
Due from the FDIC	1,108	–	1,108
Other assets	600	–	600
Total Assets	$ 60,282	$ 2,759	$ 63,041
Liabilities			
Noninterest-bearing deposits	$ 4,661	$ –	$ 4,661
Interest-bearing deposits	51,876	100 (c)	51,976
Borrowings	1,294	–	1,294
Accrual for expenses	2,315	2,659	4,974
Other liabilities	136	–	136
Total Liabilities	$ 60,282	$ 2,759	$ 63,041

Explanations

(a) The adjustment represents a refinement to the fair market value of the loans assumed in the transaction.

(b) The adjustment represents a refinement to the value of the core deposit intangible assumed in the acquisition. The core deposit intangible was recorded as an identifiable intangible asset and will be amortized over the average life of the related deposit portfolio, estimated to be seven years.

(c The adjustment represents a refinement to fair value of the CD's acquired and will be amortized to reduce interest expense over the average life of the portfolio.

The Company elected to account for loans acquired in the Tattnall Bank acquisition under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes that the determination of the initial fair value of loans at the acquisition date involves a high degree of judgment and complexity. The carrying value of the acquired loans reflect management's best estimate of the fair value of these assets as of the acquisition date. However, the amount the Company ultimately recognizes on these assets could differ materially from the value reflected in these financial statements, based upon the timing and amount of collections on the acquired loans in future periods. To the extent the actual values recognized for the acquired loans are less than the Company's estimate, additional losses will be incurred. These fair value estimates are considered preliminary, and are subject to change for up to one year after the closing date of the acquisition as additional information relative to the closing date fair values becomes available.

The Company did not immediately acquire the real estate, banking facilities, furniture or equipment of Tattnall as part of the purchase and assumption agreement. However, the purchase and assumption agreement gave the Company the option to purchase these assets. On March 4, 2010, the Company exercised its option with the FDIC and agreed to purchase these assets for approximately $1.3 million.

Lake City Branch of Atlantic Coast Bank

On December 31, 2009, the Company acquired certain assets and assumed certain liabilities of the Lake City, Florida, branch of Atlantic Coast Bank. The Company purchased only performing loans that met underwriting standards of the Company. After a due diligence review at this branch, the Company assumed substantially all the deposits of this branch.

The table below represents the refinements to the Company's initial fair value adjustments allowed by ASC 820, recorded subsequent to the date of acquisition, as of December 31, 2010:

(Dollars in thousands)	As Recorded by Heritage Financial Group	Fair Value and Other Adjustments	As Recorded by Heritage Financial Group
Assets			
Cash and cash equivalents	$ 29,542	$ -	$ 29,542
Premises and equipment	592	-	592
Loans	10,706	(451)(a)	10,255
Core deposit intangibles	411	49 (b)	460
Other assets	292	553	845
Total Assets	$ 41,543	$ 151	$ 41,694
Liabilities			
Noninterest-bearing deposits	$ 1,074	$ -	$ 1,074
Interest-bearing deposits	40,427	151 (c)	40,578
Other liabilities	42	-	42
Total Liabilities	$ 41,543	$ 151	$ 41,694

Explanations

(a) The adjustment represents a refinement to the fair market value of the loans assumed in the transaction.

(b) The adjustment represents a refinement to the value of the core deposit intangible assumed in the acquisition. The core deposit intangible was recorded as an identifiable intangible asset and will be amortized over the average life of the related deposit portfolio, estimated to be seven years.

(c) The adjustment represents a refinement to fair value of the CD's acquired and will be amortized to reduce interest expense over the average life of the portfolio.

The Company did not acquire any loans with deteriorated credit quality as of the acquisition date in the Lake City branch acquisition. Accordingly, the Company accounts for the loans acquired in this acquisition under FASB ASC 805, Business Combinations.

NOTE 3. SECURITIES

The amortized cost and fair value of securities available for sale with gross unrealized gains and losses are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010:				
U. S. Government sponsored agencies (GSEs) and U. S. Treasury securities	**$ 89,679,833**	**$ 245,972**	**$ (894,154)**	**$ 89,031,651**
State and municipal securities	**20,641,820**	**65,042**	**(1,546,891)**	**19,159,971**
Corporate debt securities	**2,169,801**	**-**	**(469,657)**	**1,700,144**
GSE residential mortgage-backed securities	**125,749,586**	**723,508**	**(1,137,256)**	**125,335,838**
Private label residential mortgage-backed securities	**2,800,558**	**6,933**	**–**	**2,807,491**
Total debt securities	**241,041,598**	**1,041,455**	**(4,047,958)**	**238,035,095**
Equity securities	**434,801**	**31,199**	**(124,193)**	**341,807**
Total securities	**$ 241,476,399**	**$ 1,072,654**	**$ (4,172,151)**	**$ 238,376,902**
December 31, 2009:				
U. S. Government sponsored agencies (GSEs) and U. S. Treasury securities	$ 30,571,605	$ 190,036	$ (299,664)	$ 30,461,977
State and municipal securities	30,142,545	196,013	(1,215,694)	29,122,864
Corporate debt securities	2,178,999	44,976	(313,757)	1,910,218
GSE residential mortgage-backed securities	54,091,124	449,796	(4,682)	54,536,238
Private label residential mortgage-backed securities	3,859,494	15,015	(30)	3,874,479
Total debt securities	120,843,767	895,836	(1,833,827)	119,905,776
Equity securities	751,521	47,999	(178,396)	621,124
Total securities	$ 121,595,288	$ 943,835	$ (2,012,223)	$ 120,526,900

The amortized cost and fair value of debt securities available for sale as of December 31, 2010 and 2009 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	December 31, 2010		December 31, 2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
One year or less	**$ 24,998,970**	**$ 24,998,251**	$ –	$ –
One to five years	**13,576,702**	**13,113,049**	3,700,300	3,487,707
Five to ten years	**26,925,926**	**26,729,226**	11,384,865	11,493,407
Over ten years	**46,989,856**	**45,051,240**	47,807,984	46,513,945
Mortgage-backed securities	**128,550,144**	**128,143,329**	57,950,618	58,410,717
	$ 241,041,598	**$ 238,035,095**	$ 120,843,767	$ 119,905,776

Securities with a carrying value of approximately $68,809,000 and $46,814,000 at December 31, 2010 and 2009, respectively, were pledged to secure public deposits, repurchase agreements and for other purposes required or permitted by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Gains and losses on sales of securities available for sale consist of the following:

	December 31, 2010	December 31, 2009	December 31, 2008
Gross gains on sales of securities	**$ 323,771**	$ 964,793	$ 361,701
Gross losses on sales of securities	**(29,980)**	(55,916)	(127,025)
Net realized gains on sales of securities available for sale	**$ 293,791**	$ 908,877	$ 234,676

The following table shows the gross unrealized losses and fair value of securities aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2010 and 2009.

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010:						
U.S. Government sponsored agencies (GSEs) and U.S. Treasury securities	**$ 68,947,931**	**$ (894,154)**	**$ -**	**$ -**	**$ 68,947,931**	**$ (894,154)**
State and municipal securities	**13,815,123**	**(638,416)**	**3,540,787**	**(908,475)**	**17,355,910**	**(1,546,891)**
Corporate debt securities	**934,144**	**(79,419)**	**766,000**	**(390,238)**	**1,700,144**	**(469,657)**
GSE residential mortgage-backed securities	**72,747,679**	**(1,137,256)**	**-**	**-**	**72,747,679**	**(1,137,256)**
Subtotal, debt securities	**156,444,877**	**(2,749,245)**	**4,306,787**	**(1,298,713)**	**160,751,664**	**(4,047,958)**
Equity securities	**-**	**-**	**310,607**	**(124,193)**	**310,607**	**(124,193)**
Total temporarily impaired securities	**$ 156,444,877**	**$ (2,749,245)**	**$ 4,617,394**	**$ (1,422,906)**	**$161,062,271**	**$ (4,172,151)**
December 31, 2009:						
U.S. Government sponsored agencies (GSEs) and U.S. Treasury securities	$ 14,295,966	$ (299,664)	$ -	$ -	$ 14,295,966	$ (299,664)
State and municipal securities	8,125,696	(311,298)	10,722,375	(904,396)	18,848,071	(1,215,694)
Corporate debt securities	-	-	845,308	(313,757)	845,308	(313,757)
GSE residential mortgage-backed securities	2,883,976	(4,682)	-	-	2,883,976	(4,682)
Private label residential mortgage-backed securities	24,344	(30)	-	-	24,344	(30)
Subtotal, debt securities	25,329,982	(615,674)	11,567,683	(1,218,153)	36,897,665	(1,833,827)
Equity securities	-	-	256,404	(178,396)	256,404	(178,396)
Total temporarily impaired securities	$ 25,329,982	$ (615,674)	$ 11,824,087	$ (1,396,549)	$ 37,154,069	$ (2,012,223)

GSE debt securities. There were unrealized losses on seventeen investments in GSEs at December 31, 2010. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more-likely-than-not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company did not consider these investments to be other-than-temporarily impaired at December 31, 2010 and December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

State and municipal securities. The Company's unrealized losses less than 12 months as of December 31, 2010 consisted of thirty investment securities all were considered investment grade. The Company's unrealized losses less than 12 months as of December 31, 2009 consisted of eighteen investment securities. Seventeen of these securities represented approximately 93% of the market value and were rated investment grade. The other security represented approximately 7% of the market value and was not rated.

The Company's unrealized losses greater than 12 months as of December 31, 2010 consisted of fourteen investment securities. Eight of these securities represented approximately 38% of the market value and were rated investment grade. Six of these securities represented approximately 62% of the market value and were not rated. The Company's unrealized losses greater than 12 months as of December 31, 2009 consisted of twenty-three investment securities. Eleven of these securities represented approximately 64% of the market value and were rated investment grade. Twelve of these securities represented approximately 36% of the market value and were not rated.

The Company performs an impairment analysis on these investments on a quarterly basis. In the performance of this analysis, the Company considers the financial strength, credit ratings, repayment ability, sources of cash flows and general business and economic outlooks of the municipalities of the underlying securities. The Company uses publicly available data, as well as information obtained from investment brokers and analysts. Based on these analyses, the Company currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. Because the Company does not intend to sell the investments and it is not more-likely-than-not that the Company will be required to sell the investments before the recovery of its par value, which may be maturity, the Company did not consider these investments to be other than temporarily impaired at December 31, 2010 and December 31, 2009.

Corporate debt securities. The Company's unrealized losses less than 12 months as of December 31, 2010 consisted of one investment security which is not rated by any of the major credit rating agencies. The unrealized losses greater than 12 months as of December 31, 2010 and December 31, 2009 consisted of two investment securities. The first investment security is not rated by any of the major credit rating agencies. This investment security had a market value of $610,000 and $700,000 as of December 31, 2010 and 2009, respectively, and an unrealized loss of $390,000 and $300,000 as of December 31, 2010 and 2009, respectively. The second investment security was rated BB- by Standard and Poor's as of December 31, 2010 and 2009 which was below investment grade. This investment security had a market value of $156,000 and $145,308 as of December 31, 2010 and 2009, respectively, and an unrealized loss of $238 and $13,757 as of December 31, 2010 and 2009, respectively. The Company performs an impairment analysis on each of these investments on a quarterly basis. In the performance of this analysis, the Company considers the financial strength, repayment ability, sources of cash flows and general business and economic outlooks of the businesses of the underlying securities. The Company uses publicly available data, as well as information obtained from investment brokers and analysts. Based on these analyses, the Company currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. Because the Company does not intend to sell the investments and it is not more-likely-than-not that the Company will be required to sell the investments before the recovery of its par value, which may be maturity, the Company did not consider these investments to be other-than-temporarily impaired as of December 31, 2010.

GSE residential mortgage-backed securities. The unrealized losses on the Company's investment in twenty-one and two GSE mortgage-backed securities at December 31, 2010 and 2009, respectively, were caused by interest rate increases. The Company purchased those investments at a lower interest rate environment, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more-likely-than-not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company did not consider these investments to be other-than-temporarily impaired at December 31, 2010 and 2009.

Marketable equity securities. The Company's investments in two marketable equity securities consist primarily of investments in preferred stock of entities in the financial services industry. The Company evaluated the prospects of the issuer in relation to the severity and duration of the impairment. Based on that

evaluation and the Company's ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company did not consider these investments to be other-than-temporarily impaired at December 31, 2010 and December 31, 2009.

Other-Than-Temporary Impairment

Upon acquisition of a security, the Company decides whether it is within the scope of the accounting guidance for beneficial interests in securitized financial assets or will be evaluated for impairment under the accounting guidance for investments in debt and equity securities.

The accounting guidance for beneficial interests in securitized financial assets provides incremental impairment guidance for a subset of the debt securities within the scope of the guidance for investments in debt and equity securities. For securities where the security is a beneficial interest in securitized financial assets, the Company uses the beneficial interests in securitized financial asset impairment model. For securities where the security is not a beneficial interest in securitized financial assets, the Company uses the debt and equity securities impairment model.

Management routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an other-than-temporary impairment has occurred. Economic models are used to determine whether an other-than-temporary impairment has occurred on these securities. While all securities are considered, the securities primarily impacted by other-than-temporary impairment testing are private-label mortgage-backed securities. For each private-label mortgage-backed security in the investment portfolio (including but not limited to those whose fair value is less than their amortized cost basis), an extensive, regular review is conducted to determine if an other-than-temporary impairment has occurred. Various inputs to the economic models are used to determine if an unrealized loss is other-than-temporary. The most significant inputs are the following:

- Default rate
- Severity

Other inputs may include the actual collateral attributes, which include geographic concentrations, credit ratings, and other performance indicators of the underlying asset.

During 2008, the Company recorded an other-than-temporary impairment charge on securities of three issuers whose securities were held in the Company's available for sale portfolio. An other-than-temporary impairment charge of $1.5 million was recorded on the Company's investment in Freddie Mac preferred stock. The value of these securities declined significantly after the U.S. Government placed the company into conservatorship in September 2008. The security has a new cost basis of $1. The Company held the investment in the preferred stock of Freddie Mac at December 31, 2010 and 2009. In addition, the Company had impaired corporate bonds of General Motors, in which the Company had an investment of $1.2 million that was written down to $220,000, and the corporate bonds of Ford Motor Credit, in which the Company held an investment of $1 million that was written down to $400,000. Subsequent to the write down, the Company saw a significant increase in the value of the corporate bonds. Based on the change in value, the Company sold the investments in General Motors and Ford Motor Credit for an approximate gain of $172,000.

Restricted Equity Securities

The investment in the common stock of the Federal Home Loan Bank of Atlanta is accounted for by the cost method, which also represents par value, and is made for long-term business affiliation reasons. In addition, this investment is subject to restrictions relating to sale, transfer or other disposition. Dividends are recognized in income when declared. The carrying value of this investment at December 31, 2010 and 2009 is $3,703,400 and $3,253,400, respectively. The estimated fair value of this investment is $3,703,400 as of December 31, 2010, and therefore is not considered impaired.

Other equity securities represent an investment in the common stock of the Chattahoochee Bank of Georgia ("Chattahoochee"), a de novo bank in Gainesville, Georgia. The Company accounts for this investment by the cost method. This investment represents approximately 4.9% of the outstanding shares of Chattahoochee. Since its initial capital raise, Chattahoochee has not had any stock transactions, and therefore, no fair market value is readily available. The carrying value of this investment at December 31, 2010 is $1,010,000. The Company plans to hold this investment for the foreseeable future, and did not consider it impaired as of December 31, 2010.

NOTE 4. LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of loans is summarized as follows:

	December 31, 2010	2009
Commercial real estate:		
Non Residential	**$ 97,482,402**	$ 71,013,650
Multifamily	**10,769,939**	11,650,057
Farmland	**11,775,446**	9,012,642
Total commercial real estate loans	**120,027,787**	91,676,349
Construction and land	**22,426,182**	28,002,622
Consumer real estate:		
Mortgage loans, 1-4 families	**110,961,116**	81,255,214
Home equity	**16,637,774**	17,312,606
Total consumer real estate loans	**127,598,890**	98,567,820
Consumer:		
Indirect auto loans	**8,747,644**	16,546,425
Direct auto loans	**7,651,136**	10,151,213
Other	**8,875,116**	8,283,542
Total consumer loans	**25,273,896**	34,981,180
Commercial and industrial loans	**50,194,884**	45,784,735
Total originated loans	**345,521,639**	299,012,706
Purchased loans, net of fair market value adjustments	**73,475,357**	35,126,226
Total loans	**418,996,996**	334,138,932
Total allowance for loan losses	**(8,101,445)**	(6,060,460)
Loans, net	**$ 410,895,551**	$ 328,078,472

Changes in the allowance for loan losses are as follows:

	Years Ended December 31, 2010	2009	2008
Balance, beginning of period	**$ 6,060,460**	$ 4,950,722	$ 4,415,669
Provision for loan losses	**5,500,000**	7,500,000	3,350,000
Loans charged off	**(3,686,283)**	(6,620,779)	(3,001,570)
Recoveries of loans previously charged off	**227,268**	230,517	186,623
Balance, end of period	**$ 8,101,445**	$ 6,060,460	$ 4,950,722

Activity in the allowance for loan losses and recorded investment in loans by segment:

(Dollars in thousands)	Commercial Real Estate	Consumer Real Estate	Construction and Land	Commercial and Industrial Loans	Consumer	Total
2010						
Allowance for loan losses:						
Beginning balance	$ 1,176	$ 1,422	$ 1,419	$ 1,193	$ 850	$ 6,060
Add (deduct):						
Charge-offs	(412)	(1,278)	(704)	(804)	(488)	(3,686)
Recoveries	–	10	–	–	217	227
Provision	957	2,043	1,262	1,212	26	5,500
Ending balance	$ 1,721	$ 2,197	$ 1,977	$ 1,601	$ 605	$ 8,101
Loans:						
Ending balance: individually evaluated for impairment	$ 2,625	$ 5,699	$ 4,909	$ 932	$ –	$ 14,165
Ending balance: collectively evaluated for impairment	$ 35	$ 132	$ 87	$ 52	$ 161	$ 467

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of information pertaining to impaired loans:

(Dollars in thousands)	As of and For the Years Ended December 31, 2010	2009	2008
Impaired loans without a valuation allowance	$ –	$ –	$ –
Impaired loans with a valuation allowance	**14,632**	7,237	7,281
Total impaired loans	**$ 14,632**	$ 7,237	$ 7,281
Valuation allowance related to impaired loans	**$ 2,803**	$ 1,175	$ 666
Year to date average investment in impaired loans	**$ 8,821**	$ 9,506	$ 4,811
Foregone interest income on impaired loans	**$ 538**	$ 610	$ 203

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual term of the loan. Impaired loans include loans modified in troubled debt restructuring where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

Included in certain loan categories in the originated impaired loans are troubled debt restructurings that were classified as impaired. At December 31, 2010, the Company had troubled debt restructurings totaling $7.7 million, which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates. Included in nonaccruing loans at December 31, 2010, are troubled debt restructurings of $1.1 million. In addition, at that date the Company had troubled debt restructurings totaling $6.6 million that were performing in accordance with their modified terms and are not included in nonaccruing loans.

Impaired loans by class are presented below for 2010:

(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized YTD 2010
Commercial real estate:					
Non Residential	$ 1,357	$ 1,357	$ 280	$ 1,357	$ 1
Multifamily	1,302	1,302	175	1,302	47
Farmland	–	–	–	–	-
Total commercial real estate loans	2,659	2,659	455	2,659	48
Construction and land	4,997	4,997	1,114	4,997	198
Consumer real estate:					
Mortgage loans, 1-4 families	5,803	5,803	896	5,803	237
Home equity	7	7	2	7	1
Total consumer real estate loans	5,810	5,810	898	5,810	238
Consumer:					
Indirect auto loans	108	108	50	108	5
Direct auto loans	45	45	17	45	2
Other	8	8	3	8	1
Total consumer loans	161	161	70	161	8
Commercial and industrial loans	1,005	1,005	266	1,005	62
Total originated loans	14,632	14,632	2,803	14,632	554
Purchased loans, net	1,848	1,848	–	1,848	42
Total	$ 16,480	$ 16,480	$ 2,803	$ 16,480	$ 596

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Below is an analysis of the age of recorded investment in loans that are past due as of the year ended December 31, 2010.

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans
Commercial real estate:						
Non Residential	$ –	$ –	$ 1,357	$ 1,357	$ 96,126	$ 97,483
Multifamily	–	–	1,302	1,302	9,468	10,770
Farmland	–	–	–	–	11,775	11,775
Total commercial real estate loans	–	–	2,659	2,659	117,369	120,028
Construction and land	295	–	1,423	1,718	20,708	22,426
Consumer real estate:						
Mortgage loans, 1-4 families	865	–	3,758	4,623	106,338	110,961
Home equity	–	38	7	45	16,593	16,638
Total consumer real estate loans	865	38	3,765	4,668	122,931	127,599
Consumer:						
Indirect auto loans	171	10	108	289	8,458	8,747
Direct auto loans	42	5	45	92	7,559	7,651
Other	12	–	8	20	8,856	8,876
Total consumer loans	225	15	161	401	24,873	25,274
Commercial and industrial loans	34	89	88	211	49,984	50,195
Total originated loans	1,419	142	8,096	9,657	335,865	345,522
Purchased loans	835	103	1,848	2,786	70,689	73,475
Total	$ 2,254	$ 245	$ 9,944	$ 12,443	$406,554	$418,997

There were no accruing loans that were greater than 90 days past due at December 31, 2010.

The Bank manages the loan portfolio by assigning one of eight credit risk ratings based on an internal assessment of credit risk. The credit risk categories are Pass 1 Highest Quality, Pass 2 Highest Quality to satisfactory, Pass 3 Satisfactory, Pass 4 Minimum Acceptable credit, OAEM Special Mention 5, Substandard 6 excessive credit risk, doubtful 7, and loss 8.

Pass-1-Highest Quality - Assets of this grade are the highest quality credits of the Bank. They exceed substantially all the Bank's underwriting criteria, and provide superior protection for the Bank through the paying capacity of the borrower and value of the collateral. The Bank's credit risk is considered to be negligible.

Pass-2-Highest Quality to Satisfactory - Loans that are fully secured by tangible collateral, and the borrowers have demonstrated or documented exceptional credit history, net worth or some other measure of repayment ability.

Pass-3-Satisfactory - Loans that are of satisfactory credit quality, are properly structured and documented, and require only normal supervision. Financial data is current and adequate income, profits, cash flow and satisfactory credit history and leverage position of borrower, make financial condition satisfactory. Loan is in proportion to worth. Unsecured loans are normally for specific purposes and short term. Secured loans have good collateral margin. Repayment terms are realistic, clearly defined and based upon the primary source of repayment and all such loans meet banks lending criteria. Seasonal loans, such as crop production or working capital, are seasonally rested. Real estate loans are within proper loan to value ratios and have adequate debt service coverage.

Pass-4-Minimum Acceptable Credit - Loans which exhibit all the characteristics of a Satisfactory Credit but warrant more than the normal level of Loan Officer supervision, due to: Circumstances which elevate the risks of performance prospects (i.e., start-up operations, untested management, heavy leverage, interim losses); Adverse, extraordinary, events that have affected, or could affect, the borrower's cash flow, financial condition, ability to continue operating profitability, or refinancing (i.e., death of principal, fire, divorce).

OAEM-5-Special Mention - Loans With Greater Than Normal Credit Risk - (Other Assets Especially Mentioned) - Credits in this category include loans on which payment is probable, but timeliness of payment is not certain. Assets in this category have potential weaknesses, which, if not corrected, will leave the bank inadequately protected. Such weaknesses threaten the integrity of the asset or will leave the bank's position vulnerable. Potential weakness may be evidenced by inadequate financial information, deteriorating capacity to service term debt, inability to meet reduction or payout requirements for interim or short term financing, unfavorable industry or company trends and companies with weak or deteriorating management. Individuals with excessive leverage, or with financial information which omits or ignores cash flow or debt service, should also be classified OAEM. Also includes, companies and individuals whose financial information is out of date. Game plans must be developed on all OAEM assets and time frames established to cure the weaknesses in the credit or move the relationship out of the bank.

Substandard-6-Excessive Credit Risk - Loans rated #6 are substandard assets and are classified loans. These loans represent an excessive credit risk for the bank and must be monitored closely for adherence to game plans. Substandard assets are inadequately protected by the tangible net worth and repayment capacity of the borrower. The collateral pledged may be insufficient to cover the bank's exposure. There are well-defined weaknesses which jeopardize the repayment of the loan on reasonable terms and the borrower may not be able to keep up the interest payments. Adverse trends may result in payment over an excessive period of time and there may be the possibility of loss. Substandard loans may or may not be placed on non-accrual, the unsecured portion of some loans may be written down.

Doubtful-7 - Loans that have all of the weaknesses inherent in those classified as Substandard, with the additional characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable. This assessment should be made on current facts, conditions and values. The probability of some loss is extremely high, but because of certain important and reasonably specific pending factors (i.e., merger/liquidation, capital injection, refinancing plans, and perfection of liens), the amount of loss cannot yet be determined. Determination of the pending factors should generally be resolved within six months and the asset partially, or fully, charged-off or moved to substandard. All doubtful assets must be placed on non-accrual. A reserve allocation of at least 50% is normally recommended for such loans.

Loss-8 - Loans in the loss category are those, which are deemed uncollectible, and as such, are charged to the Loan Loss Reserve. Loans may be charged off, either in whole or in part. Loans, which carry a #8 rating, are no longer considered assets of the bank. The 8-risk rating may be used to designate the remaining portion of a relationship still on the Bank's books after the exposure has been charged off.

Credit quality indicators by class are presented below for 2010:

(Dollars in thousands)	Non-Residential	Multifamily	Farmland	Construction and Land
Commercial Real Estate Credit Exposure				
Pass 1	$ –	$ –	$ –	$ –
Pass 2	–	–	–	–
Pass 3	39,237	4,677	6,788	6,550
Pass 4	54,146	4,790	3,167	9,649
Special Mention 5	843	–	1,293	530
Substandard 6	3,256	1,303	527	5,697
Doubtful 7	–	–	–	–
Loss 8	–	–	–	–
Total	$ 97,482	$ 10,770	$ 11,775	$ 22,426

(Dollars in thousands)	Commercial
Commercial Credit Exposure	
Pass 1	$ 848
Pass 2	281
Pass 3	27,687
Pass 4	18,793
Special Mention 5	651
Substandard 6	1,935
Doubtful 7	-
Loss 8	–
Total	$ 50,195

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)	Mortgage	Home Equity
Consumer Real Estate Credit Exposure		
Pass 1-4	$ 101,093	$ 16,541
Special Mention 5	1,359	–
Substandard 6	8,509	97
Doubtful 7	–	–
Loss 8	–	–
Total	$ 110,961	$ 16,638

(Dollars in thousands)	Indirect Auto	Auto	Other Consumer
Consumer Credit Exposure			
Pass 1-4	$ 8,509	$ 7,578	$ 8,850
Special Mention 5	25	–	–
Substandard 6	214	73	26
Doubtful 7	–	–	–
Loss 8	–	–	–
Total	$ 8,748	$ 7,651	$ 8,876

(Dollars in thousands)	Purchased, Net Fair Value
Purchased Loans Credit Exposure	
Pass 1	$ 1,024
Pass 2	19
Pass 3	44,694
Pass 4	19,977
Special Mention 5	2,576
Substandard 6	5,185
Doubtful 7	–
Loss 8	–
Total	$ 73,475

Purchased Loans

The Company elected to account for loans acquired in The Tattnall Bank Acquisition under ASC 310 – 30. Under ASC 310-30 Loans and Debt Securities Acquired with Deteriorated Credit Quality, applies to a loan with evidence of deterioration of credit quality since origination, acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. FASB ASC 310 prohibits carrying over or creating an allowance for loan losses upon initial recognition for loans which fall under the scope of this statement. Loans with specific evidence of deterioration in credit quality were accounted for under FASB ASC 310. In addition, the Company determined it would not be able to collect all the contractually required principal and interest payments on other loans in the portfolio which did not have specific evidence of credit quality due to multiple factors, including the deterioration of the economy since origination of these loans, the decline in real estate values in the market areas of the loans, and the poor underwriting standards under which these loans were originated. These loans are accounted for by analogy to FASB ASC 310.

The following table represents the loans receivables as of December 31, 2010:

(Dollars in thousands)	Acquired Loans Without Specific Evidence of Deterioration in Credit Quality	Acquired Loans With Specific Evidence of Deterioration in Credit Quality	Total Loans Acquired
Contractually required principal and interest	$ 18,430	$ 15,145	$ 33,575
Non-accretable difference	(1,393)	(5,866)	(7,259)
Cash flows expected to be collected	17,037	9,279	26,316
Accretable yield	(3,299)	(1,299)	(4,598)
Basis in acquired loans	$ 13,738	$ 7,980	$ 21,718

The following table is a summary of changes in the accretable yields of acquired loans since the acquisition date and reflect refinements to the Company's initial estimate:

(Dollars in thousands)	Acquired Loans Without Specific Evidence of Deterioration in Credit Quality	Acquired Loans With Specific Evidence of Deterioration in Credit Quality	Total Loans Acquired
Balance at acquisition, December 4, 2009	$ 1,090	$ 2,480	$ 3,570
Accretion	(65)	(128)	(193)
Balance, December 31, 2009	$ 1,025	$ 2,352	$ 3,377
Transfers from non-accretable difference to accretable yield	3,823	(485)	3,338
Accretion	(1,549)	(568)	(2,117)
Balance, December 31, 2010	$ 3,299	$ 1,299	$ 4,598

The Company did not acquire any loans with deteriorated credit quality as of the acquisition date in the Lake City and Park Avenue Bank branch acquisitions. Accordingly, the Company accounts for the loans acquired in these acquisitions under FASB ASC 805, Business Combinations.

At December 31, 2010, the contractual amount of purchased loans in the Lake City branch acquisition, which are accounted for in accordance with ASC 805, Business Combinations, totaled $8,380,913 with a carrying value of $8,134,373. At December 31, 2009, these purchased loans had a contractual amount of $10,336,453 with a carrying value of $10,706,407.

At December 31, 2010, the contractual amount of purchased loans in the PAB branch acquisition, totaled $42,905,886 with a carrying value of $42,109,562.

In the ordinary course of business, the Company has granted loans to certain directors, executive officers and their affiliates. Changes in related party loans are summarized as follows:

	December 31, 2010	December 31, 2009
Balance, beginning of period	**$ 8,721,810**	$ 10,075,860
Advances	**13,328,242**	9,699,433
Repayments	**(12,701,797)**	(11,053,483)
Changes in related parties	**(227,637)**	–
Balance, end of period	**$ 9,120,618**	$ 8,721,810

NOTE 5. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following for the periods indicated:

	December 31, 2010	December 31, 2009	December 31, 2008
Loans	**$ 1,969,951**	$ 2,044,815	$ 1,344,520
Other interest earning assets	**83**	817	–
GSE and private label residential mortgage-backed securities	**406,259**	190,973	287,387
Other investment securities	**530,757**	562,770	523,420
Subtotal, securities	**937,016**	753,743	810,807
	$ 2,907,050	$ 2,799,375	$ 2,155,327

NOTE 6. OTHER REAL ESTATE OWNED

A summary of other real estate owned is presented as follows:

	Years Ended December 31,		
	2010	2009	2008
Balance, beginning of period	**$ 1,739,437**	$ 2,064,789	$ 287,030
Additions	**4,559,863**	716,084	3,276,417
Purchased other real estate, net of fair market value adjustments	–	600,870	-
Disposals	**(2,628,085)**	(1,220,206)	(1,112,341)
Gain (loss) on sales and write downs of other real estate owned	**17,512**	(422,100)	(386,317)
Balance, end of period	**$ 3,688,727**	$ 1,739,437	$ 2,064,789

NOTE 7. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2010	2009
Land and improvements	**$ 7,269,536**	$ 5,416,591
Buildings	**13,851,013**	10,658,122
Furniture and equipment	**10,524,730**	8,818,068
Construction in progress	**806,544**	885,627
	32,451,823	25,778,408
Accumulated depreciation	**(11,040,193)**	(10,188,288)
	$ 21,411,630	$ 15,590,120
Premises held for sale	**$ 1,080,000**	$ 1,080,000

Construction in progress at December 31, 2010 included $693,305, compared to $292,952 at December 31, 2009, respectively, of costs associated with the purchase of real estate, design, and initial construction for a new branch location in the Albany market area. The Company started construction of this facility and expects to complete it in 2011 for a total cost of approximately $2.5 million. In addition, at December 31, 2010, $63,530 of construction in progress related to the renovation of the Statesboro branch. Renovations are expected to be completed in the first quarter of 2011. The Company is the initial stages of building a new branch in the Valdosta market area and at December 31, 2010, had approximately $37,458 of related cost in construction in progress.

Construction in progress at December 31, 2009 of $592,675 related to the purchase of the Lake City branch on December 31, 2009. This was placed in service during the first quarter 2010. Subsequent to December 31, 2009, the Company received updated appraisals on the construction in progress and due a refund of $50,000 from the sellers of the branch based on these updated appraisals. The Company received this refund during the first quarter of 2010.

On March 4, 2010, the Company exercised its option with the FDIC and agreed to purchase the real estate, banking facilities and furniture and equipment of Tattnall for approximately $1.3 million.

As of December 31, 2009, the Company held its former main location for sale. The Company no longer operates this facility, and has therefore adjusted its carrying value to the amount that is expected to be received from the proceeds of a sale. This adjustment resulted in an impairment charge of $502,469 during 2009. The Company continues to hold this location for sale and has a contract on the facility at the carrying value as of December 31, 2010 and expects the sale to close in 2011.

Depreciation and amortization expense was $946,286, $911,587 and $964,205 for the years ended December 31, 2010, 2009 and 2008, respectively.

Leases

In 2010, the Company entered into three leases for office space for the Valdosta branch, Valdosta mortgage production office and McDonough loan production office. The Valdosta branch and mortgage production office leases are short term 12 and 18 months. As previously mentioned, the Company is in the initial stage of constructing a permanent branch in Valdosta which will house these operations in the future. The Company obtained assignment of the remaining lease on the McDonough production office with a term ending March 2012.

The Company entered into various operating agreements for office equipment, primarily printers, as a result of the increase in operation locations in 2010. The average term of these agreements is 36 months.

The Company has a lease agreement for its investment division operations. This agreement expired on December 31, 2010. The Company expects to renew the lease under the same terms for another 5 years, based on an existing renewal option.

The Company also has an assignment of a 99 year land lease associated with a branch office in Ocala, Florida with a remaining life of approximately 63 years.

Rental expense under all operating leases amounted to approximately $120,710, $121,375 and $147,225 for the years ended December 31, 2010, 2009 and 2008, respectively.

Future minimum lease commitments on noncancelable operating leases, excluding any renewal options, are summarized as follows:

2011	$ 315,733
2012	210,632
2013	123,442
2014	46,793
Thereafter	790,245
	$ 1,486,845

NOTE 8. GOODWILL AND INTANGIBLE ASSETS

During 2010, the Company recorded goodwill associated with the Lake City branch acquisition. As of December 31, 2010, the goodwill was carried at $552,498. There was no impairment of the goodwill in 2010. There was no goodwill recorded at December 31, 2009.

At December 31, 2009, intangible assets consisted of a payment made to complete a series of transactions which allowed the Company to acquire the right to branch into Florida in 2006 and resulted in a $1,000,000 indefinite-lived intangible asset. In 2010, a new law was enacted that removed certain barriers to interstate branching and, as such, fully impairing this asset. The Company recognized a $1,000,000 impairment loss on this asset in the third quarter of 2010.

In May 2010, the Company acquired the assets and assumed the liabilities associated with five branch locations in Georgia. In December 2009, the Company acquired the assets and assumed the liabilities associated with a branch location in Lake City, Florida. Also in December 2009, the Company acquired the assets and assumed the liabilities of The Tattnall Bank in a federally-assisted transaction with the FDIC. Following is a summary of information related to the intangible assets associated with these acquisitions based on the Company's allocations:

	As of December 31, 2010		As of December 31, 2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
The Tattnall Bank	**$ 263,446**	**$ 39,518**	$ 159,463	$ –
Lake City, Florida, branch	**460,410**	**69,061**	411,369	–
PAB branches	**1,911,953**	**167,296**	–	–
Core deposit intangibles	**$ 2,635,809**	**$ 275,875**	$ 570,832	$ –

The estimated amortization expense for each of the next five years as of December 31, 2010 is as follows:

2011	$ 353,985
2012	300,895
2013	270,255
2014	263,580
2015	263,580
2016 and beyond	907,639
	$ 2,359,934

There was $275,875 of amortization expense recorded during the year ended December 31, 2010 and no amortization expense was recorded for the years ended December 31, 2009 and 2008.

NOTE 9. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2010 and 2009 was $80,913,823 and $78,894,154, respectively. The scheduled maturities of time deposits at December 31, 2010 are as follows:

2011	$111,471,493
2012	25,128,878
2013	16,925,122
2014	4,295,705
2015 and beyond	11,218,562
	$169,039,760

Overdraft deposit accounts reclassified to loans totaled $295,715 and $298,080 December 31, 2010 and 2009, respectively.

The Company had $14,272,954 and $25,007,772 in brokered deposits as of December 31, 2010 and 2009, respectively.

The depositors of the Bank are insured by the FDIC. This insurance coverage generally insures each depositor up to $250,000. Amounts in excess of $250,000 are generally not insured.

The following table presents the interest expense for each major category of deposits for periods indicated:

	Years Ended December 31,		
	2010	2009	2008
Interest Expense			
Interest bearing demand	**$ 917,090**	$ 533,960	$ 485,760
Savings and money market	**2,030,022**	1,552,814	1,389,725
Retail time deposits	**2,553,844**	3,787,689	5,282,841
Wholesale time deposits	**258,372**	597,058	1,884,456
	$ 5,759,328	$ 6,471,521	$ 9,042,782

NOTE 10. EMPLOYEE BENEFIT PLANS

Pension Plan

The Company provides pension benefits for eligible employees through a defined benefit pension plan. Effective January 1, 2009, the Board of Directors voted to freeze the plan to new entrants. Participants of the plan prior to January 1, 2009 that meet certain age and service requirements participate in the retirement plan on a noncontributing basis. Information pertaining to the activity in the plan is as follows:

	December 31,		
	2010	2009	2008
Changes in benefit obligations:			
Obligations at beginning of year	**$ 8,327,315**	$ 6,753,603	$ 7,574,649
Service cost	**702,735**	609,511	753,177
Interest cost	**488,658**	418,965	398,996
Benefits paid	**(529,804)**	(544,384)	(615,968)
Actuarial (gain) loss	**862,580**	1,089,620	(1,357,251)
Obligations at end of year	**$ 9,851,484**	$ 8,327,315	$ 6,753,603
Changes in plan assets:			
Fair value of assets at beginning of year	**$ 6,233,089**	$ 4,592,074	$ 6,227,688
Actual return on assets	**860,824**	1,185,399	(1,320,750)
Company contributions	**1,620,000**	1,000,000	301,104
Benefits paid	**(529,804)**	(544,384)	(615,968)
Fair value of assets at end of year	**$ 8,184,109**	$ 6,233,089	$ 4,592,074
Funded status at end of year, included in other liabilities	**$ (1,667,375)**	$ (2,094,226)	$ (2,161,529)
Pretax amounts recognized in accumulated other comprehensive income consist of:			
Net loss	**$ 3,666,112**	$ 3,495,052	$ 3,564,058
Prior service cost	**157,705**	166,819	175,933
	$ 3,823,817	$ 3,661,871	$ 3,739,991
Accumulated benefit obligation	**$ 8,264,762**	$ 6,587,683	$ 5,424,718
Net periodic benefit cost:			
Service cost	**$ 709,306**	$ 609,511	$ 753,177
Interest cost	**506,856**	418,965	398,996
Expected return on plan assets	**(636,527)**	(358,807)	(449,094)
Amortization of prior losses	**319,162**	332,034	310,909
Amortization of service costs	**9,114**	9,114	9,114
Net periodic benefit cost	**$ 907,911**	$ 1,010,817	$ 1,023,102

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31, 2010, 2009 and 2008:

	December 31,		
	2010	2009	2008
Current year actuarial loss	**$ 477,074**	$ 263,028	$ 412,593
Amortization of prior losses	**(306,014)**	(332,034)	(310,909)
Amortization of prior service cost	**(9,114)**	(9,114)	(9,114)
Total recognized in other comprehensive income (loss)	**$ 161,946**	$ (78,120)	$ 92,570

	December 31, 2010	2009
Assumptions used in computations:		
In computing ending obligations:		
Discount rate	**5.25%**	6.00%
Rate of compensation increase	**3.00%**	3.00%
In computing expected return on plan assets	**7.50%**	7.50%

To determine the expected rate of return on plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The approximate allocation of plan assets as of December 31, 2010 and 2009 is as follows:

	2010	2009
Fixed income	**31.3%**	39.8%
Equities	**43.0%**	51.9%
Cash and cash equivalents	**9.7%**	8.3%

Plan fiduciaries set investment policies and strategies for the plan assets. Long-term strategic investment objectives include capital appreciation through balancing risk and return.

The Company expects to contribute $1,000,000 to the plan during 2011.

The amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during 2011 are as follows:

Prior service cost	$ 9,114
Net loss	319,162
	$ 328,276

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

Fiscal Year	Amount
2011	$ 394,162
2012	1,437,125
2013	642,414
2014	342,011
2015	324,648
2016-2020	6,240,896

401(K) Plan

The Company has also established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation up to 25%, subject to certain limits based on federal tax laws. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Company matches 50% of employee's contributions up to 4% of their salary. Total expense recorded for the Company's match was approximately $123,000, $90,000, and $100,000 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

Employee Stock Ownership Plan (ESOP)

In connection with the minority stock offering, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of its employees with an effective date of June 29, 2005. The ESOP purchased 440,700 (369,174 after conversion) shares of common stock from the minority stock offering with proceeds from a ten-year note in the amount of $4,407,000 from the Company. After the 2010 Conversion and stock offering, the unearned shares held by the ESOP were adjusted to reflect the 0.8377:1 exchange ratio on publicly traded shares. Additionally, in connection with the 2010 Conversion the stock offering, the ESOP purchased 327,677 shares of common stock with proceeds from a twenty-year note in the amount of $3,276,770.

The Company's Board of Directors determines the amount of contribution to the ESOP annually, but it is required to make contributions sufficient to service the ESOP's debt. Shares are released for allocation to employees as the ESOP debt is repaid. Eligible employees receive an allocation of released shares at the end of the calendar year on a relative compensation basis. An employee becomes eligible on January 1st or July 1st immediately following the date they complete one year of service. Company dividends on allocated shares will be paid to employee accounts. Dividends on unallocated shares held by the ESOP will be applied to the ESOP note payable.

Contributions to the ESOP during 2010 and 2009 amounted to $488,415 and $462,804, respectively.

Compensation expense for shares committed to be released under the Company's ESOP for the fiscal years ended December 31, 2010, 2009, and 2008 were $459,179, $366,754, and $487,882, respectively. Shares held by the ESOP were as follows:

	Years Ended December 31,	
	2010	2009
Shares released for allocation	**204,531**	166,128
Unearned	**492,320**	203,046
Total ESOP shares	**696,851**	369,174
Fair value of unearned shares at December 31	**$ 6,114,617**	$ 1,757,291

NOTE 11. DEFERRED COMPENSATION PLANS

The Company has entered into separate deferred compensation arrangements with certain executive officers and directors. The plans call for certain amounts payable at retirement, death or disability. The estimated present value of the deferred compensation is being accrued over the remaining expected service period. The Company has purchased life insurance policies which they intend to use to finance this liability. Cash surrender value of life insurance of $15,023,828 and $14,756,771 December 31, 2010 and 2009, respectively, is separately stated on the consolidated balance sheets. The Bank is generally limited by regulatory guidance to an investment in cash surrender value of Bank owned life insurance ("BOLI") of no more than 25% of Tier I capital at the time of purchase. The Bank was in compliance with this regulatory guidance at the time of purchase. As of December 31, 2010 and 2009, the Bank's investment in BOLI exceeded 25% of Tier I capital, and therefore, the Bank is prohibited from purchasing additional BOLI. In September of 2007, the Company accelerated vesting under its deferred compensation agreements with each of its currently serving covered directors and executives. Under this acceleration, each covered director and executive is fully vested in their plan balance.

Accrued deferred compensation of $3,054,333 and $3,089,229 at December 31, 2010 and 2009, respectively, is included in other liabilities.

The Company has also entered into deferred salary agreements with certain officers electing to defer a portion of their salary. These amounts are expensed and the plan accumulates the deferred salary plus earnings. At December 31, 2010 and 2009, the liability for these agreements was $613,436 and $514,169 respectively, and is included in other liabilities.

Aggregate compensation expense under the plans was $58,171, $41,218 and $61,507 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 12. FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Federal funds purchased represent unsecured borrowings from other banks and generally mature daily. Securities sold under repurchase agreements are secured borrowings and are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Federal funds purchased and securities sold under repurchase agreements at December 31, 2010 and 2009 were as follows:

	December 31, 2010	December 31, 2009
Federal funds purchased from Chattahoochee Bank of Georgia with interest at 0.15% maturing daily.	**$ 12,978**	$ 2,533,892
Sold in overnight agreements maturing in one to four days.	**2,408,504**	309,573
Sold in a structured agreement due January 25, 2015. The rate resets quarterly until January 25, 2011. At that date, it can be terminated or renewed at a rate of 3.78% until maturity. The rate at December 31, 2010 was 0.00%.	**5,000,000**	5,000,000
Sold in a structured agreement due March 3, 2013. On September 3, 2010, the repurchase agreement was renewed at a rate of 3.45% fixed until maturity.	**5,000,000**	5,000,000
Sold in a structured agreement due March 3, 2018. The variable rate resets quarterly and was 4.37% at December 31, 2010.	**5,000,000**	5,000,000
Sold in a structured agreement at a variable rate due March 8, 2017 with a quarterly put beginning March 8, 2010. The rate resets quarterly and was 4.85% at December 31, 2010.	**10,000,000**	10,000,000
Sold in a structured agreement at a fixed rate of 4.75% due August 21, 2017 with a quarterly put beginning August 21, 2011.	**5,000,000**	5,000,000
	$ 32,421,482	$ 32,843,465

The federal funds purchased from Chattahoochee are under similar terms and conditions as would be available with other third parties.

NOTE 13. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31, 2010	December 31, 2009
Advance from Federal Home Loan Bank with interest at a fixed rate of 3.71%, due September 17, 2014	**$ 5,000,000**	$ 5,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.23%, due August 17, 2015	**5,000,000**	5,000,000
Advance from Federal Home Loan Bank with interest at a variable rate of 2.85%, due February 28, 2011	**7,500,000**	7,500,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 2.74%	**10,000,000**	10,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.54%, due October 31, 2016	**15,000,000**	15,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 0.47%, due December 22, 2011	**20,000,000**	–
	$ 62,500,000	$ 42,500,000

The advances from Federal Home Loan Bank are collateralized by the pledging of a blanket lien on all first mortgage loans and other specific loans.

The other borrowings December 31, 2010 have maturities in future years as follows:

2011	$ 27,500,000
2012	–
2013	–
2014	5,000,000
2015	5,000,000
Later years	25,000,000
	$ 62,500,000

The Company and subsidiary Bank have available unused lines of credit with various financial institutions including the FHLB totaling approximately $35,588,000 and $47,536,000 December 31, 2010 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. INCOME TAXES

The income tax benefit in the consolidated statements of operations consists of the following:

	Years Ended December 31,		
	2010	2009	2008
Current	$ **346,235**	$ (1,024,716)	$ 698,964
Deferred	**(652,873)**	(699,610)	(1,926,940)
	$ **(306,638)**	$ (1,724,326)	$ (1,227,976)

The Company's income tax benefit differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,					
	2010		2009		2008	
Tax at federal income tax rate	$ **373,740**	**34.00 %**	$ (1,148,059)	34.00 %	$ (506,714)	34.00 %
Increase (decrease) resulting from:						
Tax-exempt interest	**(322,965)**	**(29.38)%**	(385,077)	(11.41)%	(407,702)	(27.36)%
Gain on bank owned life insurance death benefit	**(311,426)**	**(28.33)%**	–	–	–	–
Bank owned life insurance	**(207,528)**	**(18.88)%**	(211,022)	(6.25)%	(168,467)	(11.30)%
Employee Stock Ownership Plan	**(39,430)**	**(3.59)%**	(64,578)	(1.91)%	(23,395)	(1.57)%
Other	**200,971**	**18.28 %**	84,410	2.50 %	(121,698)	(8.17)%
Provision for income tax benefits	**(306,638)**	**(27.90)%**	(1,724,326)	(51.07)%	(1,227,976)	(82.40)%
Pre-tax income (loss) for each period	**$ 1,099,236**		$ (3,376,645)		$ (1,490,336)	

For the year ended December 31, 2010, the Company recorded income a tax benefit despite having recorded net income. The sources of nontaxable income, primarily from tax-exempt interest and bank owned life insurance and benefit exceeded the total taxable income for the period, and therefore caused an income tax benefit to be recorded.

The components of deferred taxes are summarized as follows:

	December 31,	
	2010	2009
Deferred tax assets:		
Loan loss reserves	**$ 2,427,311**	$ 1,520,552
Deferred compensation	**1,467,108**	1,441,359
Pension liability	**1,529,193**	1,464,415
Unrealized loss on securities available for sale	**1,232,750**	420,307
Impairment loss on securities available for sale	**555,686**	555,686
Stock-based compensation	**433,341**	367,796
Nonaccrual loans	**204,283**	244,148
Premises held for sale	**200,988**	200,988
Other real estate owned	**492,548**	314,192
Net operating loss carryforward	**617,983**	–
State tax credit carryforward	**317,672**	–
Other	**82,770**	21,465
	9,561,633	6,550,908
Deferred tax liabilities:		
Bargain gain purchase	**1,088,825**	–
Depreciation and amortization	**209,986**	104,381
Realized gains on terminated cash flow hedges	**164,567**	305,313
Deferred pension costs	**266,543**	31,024
Deferred loans costs	**105,124**	69,175
Goodwill	**14,733**	-
	1,849,778	509,893
Net deferred tax assets	**$ 7,711,855**	$ 6,041,015

Management performed an analysis related to the Company's deferred tax assets for the year ended December 31, 2010 and December 31, 2009. In its analysis, the Company considered all available evidence, both positive and negative, to determine whether estimated future taxable income will be sufficient to realize these assets. The primary negative evidence considered was that the Company has incurred operating losses for financial and tax reporting purposes for the years ended December 31, 2009 and 2008. The tax operating losses have been carried back against prior years' taxable income, resulting in the tax benefits from the losses being fully realized. However, based on current tax laws, there are no more income taxes that may be recovered from prior years. As a result, the realization of the deferred tax assets is solely dependent upon future taxable income. The primary positive evidence considered was 2010 income, internal projections, economic and industry trends, historical and projected loan loss trends, the impact of regulatory reform and demographic data for the Company's markets. Based upon this analysis, the Company believes that future taxable income will more likely than not be sufficient to realize these assets, and thus, no valuation allowances were deemed necessary for the periods indicated above.

NOTE 15. EARNINGS (LOSS) PER SHARE

The components used to calculate basic and diluted loss per share follows:

	Years Ended December 31,		
	2010	2009	2008
Basic earnings (loss) and shares:			
Net income (loss)	**$ 1,405,874**	$ (1,652,319)	$ (262,360)
Weighted-average basic shares outstanding	**8,424,394**	8,421,500	8,552,063
Basic earnings (loss) per share:			
Net income (loss)	**$ 0.17**	$ (0.20)	$ (0.03)
Diluted earnings (loss) and shares:			
Net income (loss)	**$ 1,405,874**	$ (1,652,319)	$ (262,360)
Weighted-average basic shares outstanding	**8,424,394**	8,421,500	8,552,063
Add: Stock options and nonvested shares	**7,888**	–	–
Weighted-average diluted shares outstanding	**8,432,282**	8,421,500	8,552,063
Diluted earnings (loss) per share:			
Net income (loss)	**$ 0.17**	$ (0.20)	$ (0.03)

At December 31, 2010, 2009 and 2008 potential common shares of 577,631, 577,652 and 514,489, respectively, were not included in the calculation of diluted earnings (loss) per share because the assumed exercise of such shares would be anti-dilutive.

NOTE 16. STOCK PLANS AND STOCK-BASED COMPENSATION

On May 17, 2006, the Company's stockholders approved the 2006 Equity Incentive Plan ("the Plan"). The purpose of the Plan is to promote the long-term growth and profitability of Heritage Financial Group, Inc, to provide directors, advisory directors, officers and employees of Heritage Financial Group, Inc. and its affiliates with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence, and to provide such individuals with an equity interest in Heritage Financial Group, Inc. Under the Plan, the Compensation Committee of the Board of Directors has discretion to award up to 645,990 shares, of which 461,422 were available as stock options or stock appreciation rights and 184,568 shares were available as restricted stock awards. All shares and per share information for periods prior to the Conversion have been adjusted to reflect the 0.8377:1 exchange ratio on publicly traded shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company granted restricted awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned compensation related to these awards is being amortized to compensation expense over the period the restrictions lapse (generally one to five years). The share-based expense for these awards was determined based on the market price of the Company's stock at the date of grant applied to the total number of shares that were anticipated to fully vest, amortized over the vesting period.

At December 31, 2010 there was approximately $141,000 of unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted-average period of 0.75 years.

A summary of the status of the two plans, along with changes during the periods then ended, follows:

	December 31,			
	2010		2009	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Under option, beginning of period	**416,791**	**$ 14.90**	411,765	$ 14.98
Granted	–	–	5,026	8.32
Exercised	–	–	–	–
Forfeited	–	–	–	–
Expired	–	–	–	–
Under option, end of period	**416,791**	**$ 14.90**	416,791	$ 14.90
Exercisable at end of period	**323,787**	**$ 14.99**	240,443	$ 15.00
Weighted average fair value per option of options granted during period		**$ –**		$ 1.77
Total grant date fair value of options vested during the period		**$ 304,835**		$ 310,591
Total intrinsic value of options exercised during the period		**$ –**		$ –
Shares available for grant		**36,446**		36,446

The following table presents information on stock options outstanding for the period shown, less estimated forfeitures:

	Years Ended December 31,	
	2010	2009
Stock options vested and expected to vest:		
Number	**416,791**	416,791
Weighted Average Exercise Price	**$ 14.90**	$ 14.90
Aggregate Intrinsic Value	–	–
Weighted Average Contractual Term of Options	**5.5 years**	6.5 years
Stock options vested and currently exercisable:		
Number	**323,787**	240,443
Weighted Average Exercise Price	**$ 14.99**	$ 14.99
Aggregate Intrinsic Value	–	–
Weighted Average Contractual Term of Options	**5.4 years**	6.4 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A further summary of the options outstanding at December 31, 2010 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Contractual Life in Years	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 8.32	5,026	8.9	$ 8.32	1,005	$ 8.32
$ 13.43	16,543	7.0	$ 13.43	6,617	$ 13.43
$ 14.97	388,940	5.4	$ 14.97	311,155	$ 14.97
$ 19.85	6,282	5.9	$ 19.85	3,770	$ 19.85
	416,791	5.5	$ 14.99	322,547	$ 14.99

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company's stock. Expected dividends are based on expected dividend trends and the expected market price of the Company's stock price at grant. Historical data is used to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. No option grants were granted during the year ended December 31, 2010. The assumptions listed in the table below were used for the options granted in the period indicated.

	Years Ended December 31,	
	2010	2009
Weighted-average risk-free interest rate	–	3.36%
Weighted average expected life of the options	–	7.5 years
Weighted average expected dividends (as a percent of the fair value of the stock)	–	3.12%
Weighted-average expected volatility	–	24.50%

For the years ended December 31, 2010, 2009 and 2008 the Company recognized pre-tax compensation expense related to stock options of approximately $312,000, $311,000 and $311,000, respectively.

The Company also grants restricted stock periodically as a part of the 2006 Plan for the benefit of employees and directors. Under the Plan, 184,568 shares of common stock were reserved for restricted stock grants. At December 31, 2009, restricted stock grants covering 182,124 shares of common stock had been issued, 12,997 had been forfeited, and 13,766 shares were available for grant. All shares and per share information for periods prior to the Conversion has been adjusted to reflect the 0.8377:1 exchange ratio on publicly traded shares. There was no restricted stock granted during 2010.

Restricted stock grants are made at the discretion of the Board of Directors. Compensation expense for restricted stock is based on the market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period which is currently five years for all grants issued. Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant and receive all dividends with respect to such shares, whether or not the shares have vested. The restriction is based upon continuous service. Restricted stock consists of the following:

	December 31, 2010		December 31, 2009	
	Restricted Shares	Weighted-Average Market Price at Grant	Restricted Shares	Weighted-Average Market Price at Grant
Balance, beginning of period	**71,213**	**$ 14.74**	102,713	$ 14.92
Granted	–	–	1,675	8.32
Vested	**(33,508)**	**14.90**	(33,175)	14.97
Forfeited	–	–	–	–
Balance, end of period	**37,705**	**$ 14.60**	71,213	$ 14.74

The balance of unearned compensation related to these restricted shares as of December 31, 2010 is $232,000 which is expected to be recognized over a weighted-average of 0.74 years. Total compensation expense recognized for the restricted shares granted to employees and directors for the year ended December 31, 2010, 2009 and 2008 was approximately $497,000, $497,000 and $498,000 respectively.

NOTE 17. DERIVATIVE FINANCIAL INSTRUMENTS

In 2007, the Company entered into three, 5-year interest rate swap agreements totaling a $20 million notional amount to hedge against interest rate risk in a declining rate environment. As a cash flow hedge, the portion of the change in the fair value of the derivative that has been deemed highly effective is recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings. At December 31, 2007, the Company reported a $234,838 gain, net of a $156,558 tax effect, in other comprehensive income related to cash flow hedges.

In March 2008, the Company terminated these swap agreements for a cash payment from its counterparty in the amount of $898,725. This gain, net of tax, is reported as a component of other comprehensive income, and will be accreted to interest income over the remaining life of the swap agreements. As of December 31, 2010 and 2009 the Company had a balance of $359,490 and $555,575 respectively, of unaccreted gain related to these swap agreements. In May 2008, the Company entered into two, 3-year interest rate swap agreements totaling a $20 million notional amount to hedge against interest rate risk in a declining rate environment. In November 2008, the Company terminated these swap agreements for a cash payment from its counterpart in the amount of $376,471. This gain, net of tax, is reported as a component of other comprehensive income, and will be accreted to interest income over the remaining life of the swap agreements. As of December 31, 2010, 2009 and 2008, the Company had a balance of $51,928, $207,708 and $363,489, respectively, of unaccreted gain related to these swap agreements. For the year ended December 31, 2010, 2009 and 2008, the Company recorded interest income of $351,866 $351,867 and $160,046 on the accretion of terminated cash flow hedges. The Company also reported net interest income of $141,854 during 2008 for periods in which the above cash flow hedges were effective. At December 31, 2010, the Company had no remaining derivative contracts in place.

The following table sets forth the amounts of deferred gain that will be accreted into interest income from these cash flow hedges in the years indicated:

2011	248,013
2012	163,405
	$ 411,418

NOTE 18. COMMITMENTS AND CONTINGENCIES

The Company's asset-liability management policy allows the use of certain derivative financial instruments for hedging purposes in managing the Company's interest rate risk. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The most common derivative instruments include interest rate swaps, caps, floors and collars.

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2010	2009
Commitments to extend credit	**$ 52,151,367**	$ 37,570,312
Standby letters of credit	**808,265**	834,060
	$ 52,959,632	$ 38,404,372

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

At December 31, 2010 and 2009, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant. The Company has not been required to perform on any financial standby letters of credit and the Company has not incurred any losses on financial standby letters of credit for the year ended December 31, 2010 and 2009.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements at December 31, 2010.

NOTE 19. CONCENTRATIONS OF CREDIT

The Company makes commercial, residential, construction, agricultural, agribusiness and consumer loans to customers primarily in counties in South Georgia and North Central Florida. A substantial portion of the Company's customers' abilities to honor their contracts is dependent on the business economy in the geographical areas served by the Bank.

A substantial portion of the Company's loans are secured by real estate in the Company's primary market areas. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectability of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in real estate conditions in the Company's primary market area.

Based on the capital level at December 31, 2010, the maximum amount under Georgia law that the Bank could loan to any one borrower and the borrower's related entities was $19.3 million for fully secured loans and $11.6 million for all other loans. Internally, management has set a limit of $5.0 million. These internal limits may be exceeded by approval of the Board of Directors.

NOTE 20. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2010, there was approximately $952,000 available for dividend declaration without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital, as defined by the regulations, to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2010 and 2009, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2010 and 2009, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

The Company and the Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010:						
Total Capital to Risk Weighted Assets						
Consolidated	**$ 120,189**	**26.4%**	**$ 36,465**	**8.0%**	**$ N/A**	**–**
HeritageBank of the South	**88,712**	**19.9%**	**35,739**	**8.0%**	**44,674**	**10.0%**
Tier I Capital to Risk Weighted Assets						
Consolidated	**$ 114,560**	**25.1%**	**$ 18,233**	**4.0%**	**$ N/A**	**–**
HeritageBank of the South	**83,083**	**18.6%**	**17,870**	**4.0%**	**26,805**	**6.0%**
Tier I Capital to Average Assets:						
Consolidated	**$ 114,560**	**16.1%**	**$ 28,508**	**4.0%**	**$ N/A**	**–**
HeritageBank of the South	**83,083**	**12.1%**	**27,436**	**4.0%**	**34,294**	**5.0%**
As of December 31, 2009:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 66,476	16.8%	$ 31,735	8.0%	$ N/A	–
HeritageBank of the South	60,004	15.5%	31,067	8.0%	38,834	10.0%
Tier I Capital to Risk Weighted Assets						
Consolidated	$ 61,586	15.5%	$ 15,867	4.0%	$ N/A	–
HeritageBank of the South	55,114	14.2%	15,534	4.0%	23,301	6.0%
Tier I Capital to Average Assets:						
Consolidated	$ 61,586	12.4%	$ 19,803	4.0%	$ N/A	–
HeritageBank of the South	55,114	11.2%	19,724	4.0%	24,655	5.0%

Heritage Financial Group, Inc. is subject to Georgia capital requirements for holding companies.

At December 31, 2010, Heritage Financial Group, Inc. had total equity of $119.3 million or 15.8% of total assets as of that date. Under Georgia capital requirements for holding companies, Heritage Financial Group, Inc. had Tier I leverage capital of $114.6 million or 16.1%, which was $86.1 million above the 4.0% requirement.

Under federal law, the Bank is subject to the qualified thrift lender test. The qualified thrift lender test requires a savings institution to have at least 65% of its portfolio assets in housing related to finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

As a Georgia savings bank, the Bank is subject to less restrictive regulations. Under Georgia regulations, the Bank is required to have no more than 50% of its assets in commercial real estate and business loans.

A reconciliation of the Bank's capital included in its balance sheets and the regulatory capital amounts follows:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Total capital per balance sheet	**$ 86,149**	$ 54,462
Regulatory capital adjustments:		
Net unrealized gains on available for sale securities	**1,790**	531
Net unrealized loss on available for sale equity securities	**(31)**	(48)
Accumulated net gains on cash flow hedges	**2,048**	1,740
Disallowed goodwill and other disallowed intangible assets	**(2,912)**	(1,571)
Disallowed deferred tax assets	**(3,961)**	–
Total Tier 1 Capital	**83,083**	55,114
Allowance for loan and lease losses includible in Tier 2 capital	**5,615**	4,869
Unrealized gains on available for sale equity securities includible in Tier 2 capital	**14**	21
Total Tier 1 and 2 Capital	**$ 88,712**	$ 60,004

NOTE 21. FAIR VALUE OF ASSETS AND LIABILITIES

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic (FASB ASC 820), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds Sold: The carrying amount of cash, due from banks, interest-bearing deposits at other financial institutions and federal funds sold approximates fair value.

Securities: Fair value of securities is based on available quoted market prices. The carrying amount of equity securities with no readily determinable fair value approximates fair value.

Loans Held for Sale: The carrying amount of loans held for sale approximates fair value.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

Deposits: The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Federal Funds Purchased and Securities Sold Under Repurchase Agreements: The fair value of fixed rate federal funds purchased and securities sold under repurchase agreements is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Other Borrowings: The carrying amount of variable rate advances approximates fair value. The fair value of fixed rate advances is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Accrued Interest: The carrying amount of accrued interest approximates fair value.

Off-Balance-Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis: Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Carrying Value
December 31, 2010				
Securities available for sale				
Debt securities	**$ -**	**$ 238,035,095**	**$ -**	**$ 238,035,095**
Marketable equity securities	**31,200**	**310,607**	**-**	**341,807**
Total securities available for sale	**$ 31,200**	**$ 238,345,702**	**$ -**	**$ 238,376,902**
December 31, 2009				
Securities available for sale				
Debt securities	$ –	$ 119,905,776	$ –	$ 119,905,776
Marketable equity securities	48,000	573,124	–	621,124
Total securities available for sale	$ 48,000	$ 120,478,900	$ –	$ 120,526,900
December 31, 2008				
Securities available for sale				
Debt securities	$ –	$ 115,872,984	$ –	$ 115,872,984
Marketable equity securities	21,000	246,541	–	267,541
Total securities available for sale	$ 21,000	$ 116,119,525	$ –	$ 116,140,525

Assets Measured at Fair Value on a Nonrecurring Basis: Under certain circumstances, adjustments are made to fair value for assets and liabilities although they are not measured at fair value on an ongoing basis. The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy for which a nonrecurring change in fair value has been recorded:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
December 31, 2010				
Impaired loans	**$ -**	**$ -**	**$ 11,829,065**	**$ 3,498,151**
Foreclosed assets	**-**	**-**	**2,021,028**	**381,369**
Total	**$ -**	**$ -**	**$ 13,850,093**	**$ 3,879,520**
December 31, 2009				
Impaired loans	$ -	$ -	$ 7,236,764	$ 4,274,496
Foreclosed assets	-	-	530,028	362,200
Total	$ -	$ -	$ 7,766,792	$ 4,636,696
December 31, 2008				
Impaired loans	$ -	$ -	$ 7,207,780	$ 665,106
Foreclosed assets	-	-	1,386,726	448,050
Total	$ -	$ -	$ 8,594,506	$ 1,113,156

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the provisions of the loan impairment guidance (FASB ASC 310-10-35), individual loans were written down to their fair value. Loans applicable to write downs of impaired loans are estimated using the present value of expected cash flows or the appraised value of the underlying collateral discounted as necessary due to management's estimates of changes in economic conditions.

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed assets as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

The carrying amount and estimated fair value of the Company's financial instruments were as follows:

	December 31, 2010		December 31, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash, due from banks and interest-bearing deposits in banks	**$ 39,714,202**	**$ 39,714,202**	$ 58,157,804	$ 58,157,804
Federal funds sold	**$ 2,700,000**	**$ 2,700,000**	$ 11,340,000	$ 11,340,000
Securities available for sale	**$ 238,376,902**	**$ 238,376,902**	$ 120,526,900	$ 120,526,900
Federal home loan bank stock	**$ 3,703,400**	**$ 3,703,400**	$ 3,253,400	$ 3,253,400
Other equity securities	**$ 1,010,000**	**$ 1,010,000**	$ 1,010,000	$ 1,010,000
Loans held for sale	**$ 224,500**	**$ 224,500**	$ –	$ –
Loans	**$ 418,996,996**	**$ 419,834,733**	$ 334,138,932	$ 341,971,372
Allowance for loan losses	**8,101,445**	**–**	6,060,460	-
Loans, net	**$ 410,895,551**	**$ 419,834,733**	$ 328,078,472	$ 341,971,372
Accrued interest receivable	**$ 2,907,050**	**$ 2,907,050**	$ 2,799,375	$ 2,799,375
Financial liabilities:				
Deposits	**$ 534,242,959**	**$ 532,050,239**	$ 426,606,522	$ 424,097,453
Federal funds purchased and securities sold under repurchase agreements	**$ 34,421,482**	**$ 32,424,714**	$ 32,843,465	$ 35,285,910
Other borrowings	**$ 62,500,000**	**$ 65,591,633**	$ 42,500,000	$ 44,563,744
Accrued interest payable	**$ 702,495**	**$ 702,495**	$ 706,321	$ 706,321

NOTE 22. CONDENSED FINANCIAL INFORMATION OF HERITAGE FINANCIAL GROUP, INC. (PARENT COMPANY ONLY)

Condensed Balance Sheets

	December 31, 2010	2009	2008
Assets			
Cash and due from banks	**$ 6,184,154**	$ 4,264,674	$ 112,682
Federal funds sold	–	–	62,000
Other equity securities, at cost	**1,010,000**	1,010,000	1,010,000
Securities available for sale, at fair value	**25,464,857**	401,712	4,616,161
Investment in subsidiary	**86,148,812**	54,461,917	55,884,743
Premises and equipment, net	**464,336**	476,028	469,986
Other assets	**947,281**	1,088,572	941,580
Total assets	**$ 120,219,440**	$ 61,702,903	$ 63,097,152
Liabilities			
Other liabilities	**$ 879,528**	$ 886,062	$ 884,179
Stockholders' equity	**119,339,912**	60,816,841	62,212,973
Total liabilities and stockholders' equity	**$ 120,219,440**	$ 61,702,903	$ 63,097,152

Condensed Statements of Operations

	Years Ended December 31, 2010	2009	2008
Income			
Dividends from subsidiary	$ –	$ 1,000,000	$ 1,571,500
Interest	**38,960**	101,744	359,260
Impairment loss on securities	–	–	(860,049)
Gains on sales of securities	–	37,215	89,250
Other income	–	–	1,571
Total income	**38,960**	1,138,959	1,161,532
Expense			
Depreciation	**13,729**	13,197	14,705
Other expense	**770,965**	702,195	768,009
Total expense	**784,694**	715,392	782,714
Income (loss) before income tax benefits and equity in undistributed earnings (distributions in excess of earnings) of subsidiary	**(745,734)**	423,567	378,818
Income tax benefits	**248,183**	231,563	441,145
Income (loss) before equity in undistributed earnings (distribution in excess of earnings) of subsidiary	**(497,551)**	655,130	819,963
Equity in undistributed earnings (distributions in excess of earnings) of subsidiary	**1,903,425**	(2,307,449)	(1,082,323)
Net income (loss)	**$ 1,405,874**	$ (1,652,319)	$ (262,360)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2010	2009	2008
OPERATING ACTIVITIES			
Net income (loss)	**$ 1,405,874**	$ (1,652,319)	$ (262,360)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**13,729**	13,197	14,705
Excess tax shortfall related to stock-based compensation plans	**14,417**	58,494	3,432
Stock-based compensation expense	**228,550**	226,084	225,420
Impairment losses on securities available for sale	**–**	–	860,049
Loss on sales of securities	**–**	(37,215)	(89,250)
(Equity in undistributed earnings) distributions in excess of earnings of subsidiary	**(1,903,425)**	2,307,449	1,082,323
Other operating activities	**98,822**	(224,967)	(393,772)
Total adjustments	**(1,547,907)**	2,343,042	1,702,907
Net cash provided by (used in) operating activities	**(142,033)**	690,723	1,440,547
INVESTING ACTIVITIES			
Contribution of 50% of proceeds of stock offering to subsidiary	**(30,729,528)**	–	–
Fund ESOP note receivable from conversion and stock offering	**(3,276,770)**	–	–
Decrease in federal funds sold	**–**	62,000	2,401,000
Purchase of premises and equipment	**(2,037)**	(19,239)	–
Purchases of securities available for sale	**(79,993,811)**	(964,033)	–
Proceeds from maturities of securities available for sale	**54,997,669**	1,707,321	1,101,362
Proceeds from sale of securities available for sale	**–**	3,561,788	409,250
Purchase of other equity securities	**–**	–	(1,010,000)
Net cash provided by (used in) investing activities	**(59,004,477)**	4,347,837	2,901,612
FINANCING ACTIVITIES			
Net proceeds from common stock offering	**61,482,300**	–	–
Shares released to employee stock ownership plan	**468,066**	409,077	487,882
Excess tax benefit related to stock-based compensation plans	**(14,417)**	(58,494)	(3,432)
Purchase of treasury shares, net	**(15,842)**	(516,426)	(4,241,148)
Dividends paid to stockholders	**(854,117)**	(720,725)	(786,914)
Net cash provided by (used in) financing activities	**61,065,990**	(886,568)	(4,543,612)
Net increase (decrease) in cash and due from banks	**1,919,480**	4,151,992	(201,453)
Cash and due from banks at beginning of period	**4,264,674**	112,682	314,135
Cash and due from banks at end of period	**$ 6,184,154**	$ 4,264,674	$ 112,682

NOTE 23. STOCK REPURCHASE PLAN

In October 2008, the Board of Directors approved a plan to repurchase 125,000 shares. The Company completed this plan, purchasing 125,000 shares for a total cost of $1,242,838. In December 2008, the Board of Directors approved a plan to repurchase 250,000 shares. This plan was renewed by the Board for one more year in December 2009. As of December 31, 2009, the Company had acquired 77,604 shares under this plan for a total cost of $648,254.

Subsequent to the completion of the reorganization and offering on November 30, 2010, this plan ceased to exist.

Pursuant to Office of Thrift Supervision regulations, the Company may not repurchase its shares during the first year following the mutual-to-stock conversion. There were no repurchases of shares of common stock during the quarter ended December 31, 2010, and the Company did not have any existing repurchase plans outstanding at December 31, 2010.

NOTE 24. SUBSEQUENT EVENTS

On February 18, 2011, the Company entered into a definitive whole-bank purchase and assumption agreement with the Federal Deposit Insurance Corporation ("FDIC") to acquire Citizens Bank of Effingham ("Citizens"), a full-service bank based in Springfield, Georgia, with total assets of approximately $214 million. The Georgia Department of Banking and Finance closed Citizens and appointed the FDIC as receiver.

As a result of this acquisition, the Company assumed approximately $206 million in deposits and acquired $145 million in loans. In addition to assuming all of the deposits of Citizens, the Company has purchased essentially all of its assets. The FDIC and the Bank entered into a loss-share agreement under which the FDIC will reimburse HeritageBank of the South for 80% of the losses on Citizens' covered loans and other real estate owned.

MARKET AND DIVIDEND INFORMATION

The common shares of Heritage Financial Group, Inc. are listed on the NASDAQ Global Market under the symbol HBOS. As of April 25, 2011, the Company estimates that it had approximately 2,250 stockholders, including approximately 1,125 beneficial owners holding shares in nominee or "street" name.

The following table sets forth the high and low common stock prices and cash dividends paid to public stockholders, adjusted to reflect the 0.8377 exchange ratio in the second-step conversion.

2010	High	Low	Dividends Declared*
Fourth quarter	$ 12.75	$ 9.32	$ 0.11
Third quarter	$ 14.07	$ 9.53	$ 0.11
Second quarter	$ 15.52	$12.92	$ 0.11
First quarter	$ 14.55	$ 9.26	$ 0.11
2009			
Fourth quarter	$ 10.55	$ 7.91	$ 0.10
Third quarter	$ 12.88	$ 9.28	$ 0.10
Second quarter	$ 11.97	$ 7.46	$ 0.10
First quarter	$ 10.74	$ 6.06	$ 0.10
2008			
Fourth quarter	$ 13.13	$ 9.85	$ 0.08
Third quarter	$ 14.32	$ 9.73	$ 0.08
Second quarter	$ 14.92	$13.13	$ 0.08
First quarter	$ 15.51	$12.96	$ 0.08

* All dividends paid by Heritage Financial Group (the Predecessor) were paid to all stockholders, except Heritage MHC, which waived the dividend.

The Company intends to pay cash dividends on a quarterly basis at a reduced amount per share from that paid by its Predecessor. The dividend rate and the continued payment of dividends also will depend on a number of factors, including capital requirements, financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that the Company will continue to pay dividends or that they will not be reduced or eliminated in the future.

The Company set a new quarterly dividend rate for 2011 following the completion of the conversion and offering in the fourth quarter of 2010. The Company expects to pay out dividends equivalent to the total amount paid in previous quarters. On February 24, 2011, the Company declared a cash dividend of $0.03 per share.

For information regarding restrictions on the payment of dividends, see Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity in this annual report. See also Note 20 of Notes to Consolidated Financial Statements.

The following graph shows the cumulative total return on the common stock of the Company and Predecessor over the past five years compared with the SNL Bank and Thrift Index (the new peer group index selected by the Company following its second-step conversion and offering from a mutual holding company structure to stock holding company that is 100% owned by public stockholders) and the NASDAQ Composite. The SNL MHC Thrift Index (the old peer group index) also is included in this transition year. Cumulative total return on the stock or the index equals the total increase in value since December 31, 2005, assuming reinvestment of all dividends paid into the stock or the index, respectively. The graph was prepared assuming that $100 was invested in the common stock on December 31, 2005, and also in the indices used for comparison purposes. The stockholder returns shown on the performance graph are not necessarily indicative of the future performance of the common stock of the Company or particular index.



Index	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
*Heritage Financial Group, Inc.	$100.00	$146.73	$100.72	$82.66	$69.14	$102.87
NASDAQ Composite	100.00	110.39	122.15	73.32	106.57	125.91
SNL Bank and Thrift index	100.00	116.85	89.10	51.24	50.55	56.44
SNL Thrift MHCs	100.00	137.09	120.51	126.43	113.83	105.17

(Column group heading over the date columns: Period Ending)

* Performance prior to November 30, 2010, is that of Heritage Financial Group, Predecessor to Heritage Financial Group, Inc.

CORPORATE INFORMATION

Administrative Offices
721 North Westover Boulevard
Albany, Georgia 31707

Company Website
www.eheritagebank.com

Stock Registrar and Transfer Agent
Stockholders should report lost stock certificates or direct inquiries concerning dividend payments, change of name, address or ownership, or consolidation of accounts to the Company's transfer agent at:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 525-7686

Independent Registered Public Accounting Firm
Mauldin & Jenkins, LLC
2303 Dawson Road
Albany, Georgia 31707

Special Counsel
Silver, Freedman & Taff, L.L.P.
3299 K Street, Suite 100
Washington, D.C. 20007

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2010 Annual Meeting upon written request to T. Heath Fountain, Executive Vice President, Heritage Financial Group, Inc., 721 North Westover Boulevard, Albany, Georgia 31707. In addition, the Company makes available free of charge its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after the Company electronically files such material with the SEC, and may be found on the Internet at www.eheritagebank.com, under the Investor Relations section. Stockholder and other investor-oriented inquiries may be directed to Mr. Fountain at the Company's Executive Offices.

Annual Meeting of Stockholders
The 2011 Annual Meeting of Stockholders will be held at 10:00 a.m., local time, on Wednesday, June 22, 2011, at the Hilton Garden Inn, 101 South Front Street, Albany, Georgia. Stockholders as of April 25, 2011, the record date for the meeting, are cordially invited to attend.





721 North Westover Boulevard • Albany, Georgia 31707
www.eheritagebank.com